Filed Pursuant to Rule 424(b)(1)
Registration No. 333-109430
7,500,000 Shares

Common Stock

          Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $20.50 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “UTI.”

          We are selling 3,250,000 shares of common stock and the selling stockholders are selling 4,250,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

          The underwriters have an option to purchase a maximum of 1,125,000 additional shares from the selling stockholders to cover over-allotments of shares.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	Selling
	Public	Commissions	to UTI	Stockholders

Per Share	$20.500	$1.435	$19.065	$19.065
Total	$153,750,000	$10,762,500	$ 61,961,250	$ 81,026,250

          Delivery of the shares of common stock will be made on or about December 22, 2003.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC

Jefferies & Company, Inc.

Thomas Weisel Partners LLC

SunTrust Robinson Humphrey

The date of this prospectus is December 17, 2003.

Sourcing and developing professional technicians

Universal Technical Institute, Inc.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until January 12, 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Universal Technical Institute, Inc., our predecessor entities and our subsidiaries. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Universal Technical Institute, Inc.

Overview of Our Business

      We are a leading provider of post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians, as measured by total undergraduate enrollment and number of graduates. We offer undergraduate degree, diploma and certificate programs at seven campuses across the United States, and manufacturer-sponsored advanced programs at 22 dedicated training centers. For the twelve months ended September 30, 2003, our average undergraduate enrollments were 10,568 full-time students. We have provided technical education for over 35 years.

      We work closely with leading original equipment manufacturers (OEMs) in the automotive, diesel, motorcycle and marine industries to understand their needs for qualified service professionals. By staying current on the equipment and technology employed by OEMs, we are able to continuously refine and expand our programs and curricula. We believe that our industry-oriented educational philosophy and national presence have enabled us to develop valuable industry relationships that provide us with a significant competitive strength and support our market leadership. We are a primary, and often the sole, provider of manufacturer-based training programs pursuant to written agreements with various OEMs whereby we provide technician training programs using their equipment and vehicles. These OEMs include Audi of America; American Honda Motor Co., Inc.; BMW of North America, LLC; Ford Motor Co.; International Truck and Engine Corp.; Jaguar Cars, Inc.; Mercedes-Benz USA, LLC; Mercury Marine; Porsche Cars of North America, Inc.; Volkswagen of America, Inc.; and Volvo Cars of North America, Inc.

      Through our campus-based undergraduate programs, we offer specialized technical education under the banner of several well-known brands, including Universal Technical Institute (UTI), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, MMI) and NASCAR Technical Institute (NTI). Our undergraduate programs are designed to be completed in 12 to 18 months and culminate in an associate’s degree, diploma or certificate, depending on the program and campus. Tuition ranges from approximately $17,000 to $31,000 per program, primarily depending on the nature and length of the program. All of our undergraduate programs are accredited and eligible for federal Title IV financial aid. Upon completion of one of our automotive or diesel undergraduate programs, qualifying students have the opportunity to enroll in one of the manufacturer-sponsored advanced training programs that we offer. These training programs are manufacturer-specific and are offered in a facility in which the OEM supplies the cars, equipment, specialty tools and curriculum. Tuition for these advanced training programs is paid by each participating OEM in return for a commitment by the student to work for a dealer of that OEM upon graduation. We also provide continuing education and retraining to experienced technicians at our customers’ sites or in our training facilities.

Market Opportunity

      We believe that the market for qualified service technicians is large and growing. In 2000, the U.S. Department of Labor estimated that there were approximately 840,000 working automotive technicians in the United States, and that this number was expected to increase by 18% from 2000 to 2010. Other 2000 estimates provided by the U.S. Department of Labor indicate that, from 2000 to 2010, the number of technicians in the other industries we serve, including diesel repair, collision repair, motorcycle repair and marine repair are expected to increase by 14%, 10%, 9% and 9%, respectively. Furthermore, the National Auto Dealers Association cites a current shortage of approximately 60,000 automotive technicians. This increasing need for technicians is due to a variety of factors, including rapid technological advancement in the industries our graduates enter, a continued increase in the number of automobiles, trucks, motorcycles and boats in service, as well as an aging workforce that generally requires retraining to keep up with technological advancements and maintain its technical competency. As a result of these factors, there will be approximately 55,000 new job openings each year from 2000 to 2010 in the fields we serve, according to data collected by the U.S. Department of Labor. In addition to the increase in demand for newly qualified technicians, manufacturers are increasingly outsourcing their training functions, seeking preferred education partners that can offer high quality curricula and that have a national presence to meet the employment and advanced retraining needs of their national dealer networks.

Proceeds Paid to Our Affiliates

      A portion of the proceeds from this offering will be used to redeem the outstanding shares of our series A, series B and series C preferred stock that will not be exchanged by their holders into common stock, and to pay the accrued but unpaid dividends on our preferred stock. By virtue of their holdings of the shares of preferred stock, several of our executive officers, directors and principal stockholders will receive a significant amount of this portion of the proceeds, including approximately $3.6 million to Robert Hartman, approximately $1.5 million to John White and approximately $50,000 to Kimberly McWaters. In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other shareholders. There is not a contractual obligation for these holders of series A, series B and series C preferred stock to exchange. Actual results may differ from these estimates under different assumptions or conditions.

Control by Our Affiliates

      Immediately after this offering, our executive officers, directors and principal stockholders will, in the aggregate, directly or indirectly hold approximately 67.8% of our outstanding shares. Accordingly, in the event that all or some of these stockholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions.

Regulatory Environment

      All of our campuses have been certified by the U.S. Department of Education, or ED, to participate in the federal Title IV student financial assistance programs, so that students enrolled in our undergraduate programs are eligible to receive federal student loans and grants. Like all other institutions participating in the Title IV programs, our campuses are subject to extensive regulation by ED, their accrediting commission and the states in which they operate, regarding their educational programs, financial condition and numerous other operational matters.

Competitive Strengths

      We believe that we are well positioned to capitalize on current market opportunities as a result of the following competitive strengths:

•	Industry-Oriented Business Model. We work extensively with leading automotive, diesel, collision repair, motorcycle and marine equipment manufacturers, dealers and suppliers to determine the present and future needs of the end-markets our graduates enter and to tailor our educational programs to best serve those constituents. As a result, we believe that our graduates have the opportunity to work for the most desirable employers in their chosen fields due to the quality of their education and their commitment to careers as professional service technicians. In turn, we believe that the higher quality employment opportunities available to our graduates drive increased enrollments at our campuses and training centers.

•	Unique Manufacturer-Based Programs. We work closely with OEMs to develop brand-specific education programs. Participating manufacturers typically assist us in developing course content and curricula, and provide us with equipment, specialty tools and parts at no charge. In addition, the manufacturer pays the full tuition of each student enrolled in our advanced training programs. Our collaboration with OEMs enables us to provide highly specialized education to our students, resulting in improved employment opportunities and the potential for higher wages for graduates. Pursuant to written agreements, we provide such programs for Audi of America; American Honda Motor Co., Inc.; BMW of North America, LLC; Ford Motor Co.; International Truck and Engine Corp.; Jaguar Cars, Inc.; Mercedes-Benz USA, LLC; Mercury Marine; Porsche Cars of North America, Inc.; Volkswagen of America, Inc.; and Volvo Cars of North America, Inc.

•	Industry Relationships. In addition to our curriculum-based relationships with OEMs, we develop and maintain a variety of complementary relationships with parts and tools suppliers, enthusiast organizations and other participants in the industries we serve. These relationships provide us with a variety of strategic and financial benefits, including equipment sponsorship, new product support, licensing and branding opportunities, and selected financial sponsorship for our campuses and students. We believe that these relationships improve the quality of our educational programs, reduce our investment cost of equipping classrooms, enable us to expand the scope of our programs, strengthen our graduate placements and enhance our overall image within the industry.

•	National Presence. Since our founding in 1965, we have grown our business and expanded our campus platform to establish a national presence. Through the UTI, MMI and NTI brands, our undergraduate campuses and advanced training centers currently provide us with local representation covering several geographic regions across the United States. Supporting our campuses, we maintain a national recruiting network of approximately 190 education representatives who are able to identify, advise and enroll students from all 50 states. Consequently, unlike competitors with single- or regional-campus models, we are able to effectively reach a national pool of potential students and to provide qualified professionals to our various end-markets on a broad geographic basis.

•	Superior Recruiting Strategy. We employ an integrated marketing and recruitment strategy that we believe enables us to effectively target and recruit both traditional post-secondary students and working adults. Our field-based education representatives provide a local presence to prospective students at high schools across the country. Additionally, our campus-based education representatives respond to media-driven inquiries from adults across the United States who are interested in returning to school. We support our education representatives’ recruiting efforts with a national multimedia marketing strategy that includes television, enthusiast magazines, direct mail and the Internet.

Operating Strategy

      Our goal is to maintain and strengthen our role as a leading provider of technical education services. We intend to pursue the following strategies to attain this goal:

•	Open New Campuses. We continue to identify new markets that we believe will complement our established campus network and support further growth. We believe that there are a number of local markets, in regions where we do not currently have a campus, with both pools of interested prospective students and career opportunities for graduates. By establishing campuses in these locations, we believe that we will be able to supply skilled technicians to local employers, as well as provide educational opportunities for students otherwise unwilling to relocate to acquire a post-secondary education. Additional locations will also provide us with an opportunity to expand our relationships with OEMs by providing a graduate population with greater geographic reach.

•	Increase Recruitment and Marketing. We plan to hire additional education representatives to enhance our recruitment coverage in territories where we are currently active in recruiting students and to expand into new regions and cities. In our 2003 fiscal year, our field-based education representatives made approximately 9,000 high school visits and approximately 414,000 student contacts. In addition, during the same period, our campus-based education representatives addressed approximately 270,000 media-driven inquiries from prospective students. We believe that additional education representatives, combined with increased marketing spending, will increase our national presence and enable us to better target the prospective student pool from which we recruit.

•	Expand Program Offerings. As the industries we serve become more technologically advanced, the requisite training for qualified technicians continues to increase. We continually work with our industry customers to expand and adapt our course offerings to meet their needs for skilled technicians. We also intend to increase the number of specialized or manufacturer-specific electives we offer in our undergraduate programs, such as our Hot Rod U high performance series and our Ford-certified elective.

•	Seek Additional Industry Relationships. We actively seek to develop new relationships with leading OEMs, dealership networks and other industry participants. Securing such relationships will enable us to further drive undergraduate enrollment growth, diversify funding sources and expand the scope and increase the number of the programs we offer. We believe that these relationships are also valuable to our industry partners since our programs provide them with a steady supply of highly trained service technicians and are a cost-effective alternative to in-house training. Therefore, we believe that these relationships will also provide us additional incremental revenue opportunities from retraining OEMs’ existing employees.

•	Consider Strategic Acquisitions. We may selectively consider acquisition opportunities that, among other factors, would complement our program offerings, benefit from our expertise and scale in marketing and administration and could be integrated into our existing operations.

      Our principal executive offices are located at 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027 and our telephone number is (623) 445-9500.

The Offering

Common stock offered	3,250,000 shares by us

4,250,000 shares by the selling stockholders (or 5,375,000 shares if the underwriters exercise the over-allotment option in full)

Total offering	7,500,000 shares (or 8,625,000 shares if the underwriters exercise the over-allotment option in full)

Common stock to be outstanding after the offering	27,693,574 shares

New York Stock Exchange symbol	UTI

Use of proceeds	We intend to use the net proceeds from the sale of shares by us:

• to repay all outstanding indebtedness under our term A and B loan facilities, which was approximately $31.5 million as of September 30, 2003;

• to redeem, for approximately $12.9 million, the portion of our outstanding series A preferred stock, series B preferred stock and series C preferred stock that will not be exchanged by their holders into shares of our common stock;

• to pay all accrued but unpaid dividends on our series A preferred stock, series B preferred stock, series C preferred stock and series D preferred stock, which were approximately $11.6 million as of September 30, 2003; and

• for working capital and general corporate purposes, which may include expanding our marketing and recruiting efforts, opening new campuses, developing new courses and programs and potential acquisitions.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend Policy	Following the consummation of this offering, we do not expect to pay any dividends on our common stock for the foreseeable future.

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

      Unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus (i) gives effect to a 4,350-for-one stock split of our common stock which will occur immediately prior to the closing of the offering; (ii) assumes the exchange, at the initial public offering price set forth on the cover of the prospectus, of 3,673 shares of our series A preferred stock, 1,601 shares of our series B preferred stock and 1,225 shares of our series C preferred stock into an aggregate of 317,006 shares of our common stock; (iii) assumes the redemption of all remaining 12,946 outstanding shares of our series A preferred stock, series B preferred stock and series C preferred stock, which redemption will occur concurrently with the consummation of the offering; (iv) gives effect to the automatic conversion of all outstanding shares of our series D preferred stock into 10,253,797 shares of common stock, which conversion will occur concurrently with the consummation of the offering in accordance with the provisions of our certificate of incorporation; and (v) assumes no exercise of the underwriters’ over-allotment option. In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other stockholders. There is not a contractual obligation for these holders of series A, series B and series C preferred stock to exchange their preferred shares for shares of our common stock. Actual results may differ from these estimates under different assumptions or conditions.

      The number of shares of common stock that will be outstanding after the offering is based on the number of shares of common stock outstanding as of September 30, 2003. This number does not include:

•	759,327 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 pursuant to the management 2002 stock option plan. The number of shares issuable pursuant to the options as of September 30, 2003 includes an option to purchase 39,150 shares that expired prior to this offering;

•	an aggregate of 4,430,972 shares of common stock reserved for future issuance under our 2003 stock incentive plan; and

•	an aggregate of 300,000 shares of common stock reserved for future issuance under our 2003 employee stock purchase plan.

Summary Financial and Other Data

      The following table sets forth our summary historical consolidated financial and operating data as of the dates and for the periods indicated. The summary historical consolidated statement of operations data for each of the years in the three-year period ended September 30, 2003 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

      The following table also sets forth summary unaudited pro forma consolidated balance sheet data, which give effect to the transactions described in footnote 2 of the following table. The unaudited pro forma consolidated balance sheet data are presented for information purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

      You should read the following summary financial and other data in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended September 30,

	2001	2002	2003

	(dollars in thousands, except
	per share data)
Statement of Operations Data:
Net revenues	$109,493	$144,372	$196,495
Operating expenses:
Educational services and facilities	59,554	70,813	92,443
Selling, general and administrative	38,332	51,541	67,896

Total operating expenses	97,886	122,354	160,339

Income from operations	11,607	22,018	36,156
Interest expense, net	10,674	6,254	3,658
Other expense	—	847	(234)

Income (loss) from continuing operations and before income taxes	933	14,917	32,732
Income tax expense (benefit)	820	5,228	12,353

Income (loss) from continuing operations	113	9,689	20,379
Discontinued operations:
Loss from operations, net of taxes	(8,536)	—	—
Loss on sale, net of taxes	(1,316)	—	—

Net income (loss)	(9,739)	9,689	20,379

Preferred stock dividends	(1,166)	(2,872)	(6,413)

Net income (loss) available to common shareholders	$(10,905)	$6,817	$13,966

Income (loss) from continuing operations per share:
Basic	$(0.08)	$0.51	$1.03
Diluted	$(0.08)	$0.44	$.79
Weighted average shares (in thousands):
Basic	13,402	13,402	13,543
Diluted	13,402	20,244	25,051
Other Data:
Depreciation and amortization(1)	$4,532	$4,948	$6,382
Number of campuses	6	7	7
Average undergraduate enrollments	6,710	8,277	10,568

	As of September 30, 2003

	Actual	Pro Forma(2)

		(unaudited)

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,925	$12,925
Current assets	$31,819	$35,819
Working capital (deficit)(3)	$(29,240)	$(21,220)
Total assets	$84,099	$86,506
Total debt(4)	$57,336	$374
Redeemable convertible preferred stock	$47,161	$—
Total shareholders’ equity (deficit)	$(83,152)	$24,671

(1)	Depreciation and amortization includes deferred financing fees representing capitalized costs in connection with obtaining financing. Amortization of deferred financing fees was $0.6 million, $1.1 million and $0.5 million for the fiscal year ending 2001, 2002 and 2003, respectively.

(2)	The pro forma data reflects the following (i) our sale of 3,250,000 shares of our common stock in this offering (at the initial public offering price of $20.50 per share, net of offering costs of approximately $6.6 million); (ii) the application of the net proceeds of this offering to redeem 12,946 shares of preferred stock and to pay accrued and unpaid dividends as of September 30, 2003 of approximately $11.6 million, and to repay $31.5 million of long-term debt; (iii) the write-off of related deferred financing costs of $1.3 million; (iv) the exchange at the initial public offering price set forth on the cover of this prospectus of 3,673 shares of our series A preferred stock, 1,601 shares of our series B preferred stock and 1,225 shares of our series C preferred stock for an aggregate of 317,006 shares of our common stock; and (v) the automatic conversion of all outstanding shares of our series D preferred stock into shares of common stock, which will occur concurrently with the consummation of the offering in accordance with the provisions of our certificate of incorporation. See “Description of Capital Stock.” In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other stockholders. There is not a contractual obligation for the holders of series A, series B and series C preferred stock to exchange their preferred shares for shares of our common stock. Actual results may differ from these estimates under different assumptions or conditions.

(3)	Working capital is defined as current assets less current liabilities.

(4)	We adopted SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective July 1, 2003. Accordingly, we reclassified as a liability the mandatory redeemable series A, series B and series C preferred stock.

RISK FACTORS

      Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

Failure of our schools to comply with the extensive regulatory requirements for school operations could result in financial penalties, restrictions on our operations and loss of external financial aid funding.

      In our 2003 fiscal year, we derived approximately 68% of our net revenues from federal student financial aid programs, referred to in this prospectus as Title IV Programs, administered by the U.S. Department of Education, or ED. To participate in Title IV Programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by ED and be certified as an eligible institution by ED. As a result, our undergraduate schools are subject to extensive regulation by the state education agencies, our accrediting commission and ED. These regulatory requirements cover the vast majority of our operations, including our undergraduate educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements also affect our ability to acquire or open additional schools, add new, or expand our existing, undergraduate educational programs and change our corporate structure and ownership. Most ED requirements are applied on an institutional basis, with an institution defined by ED as a main campus and its additional locations, if any. Under ED’s definition, we have three such institutions. The state education agencies, our accrediting commission and ED periodically revise their requirements and modify their interpretations of existing requirements.

      If our schools failed to comply with any of these regulatory requirements, our regulatory agencies could impose monetary penalties, place limitations on our schools’ operations, terminate our schools’ ability to grant degrees, diplomas and certificates, revoke our schools’ accreditation or terminate their eligibility to receive Title IV Program funds, each of which could adversely affect our financial condition and results of operations and impose significant operating restrictions upon us. In addition, the loss by any of our institutions of its accreditation necessary for Title IV Program eligibility, or the cancellation of any such institution’s ability to participate in Title IV Programs, in each case that is not cured within a specified period, constitutes an event of default under our senior credit facility agreement. We cannot predict with certainty how all of these regulatory requirements will be applied or whether each of our schools will be able to comply with all of the requirements in the future. We have described some of the most significant regulatory risks that apply to our schools in the following paragraphs.

Congress may change the law or reduce funding for Title IV Programs, which could reduce our student population, net revenues or profit margin.

      Congress periodically revises the Higher Education Act of 1965, as amended, and other laws governing Title IV Programs and annually determines the funding level for each Title IV Program. During 2003, Congress began to devote significant attention to reauthorizing the Higher Education Act and is expected to continue to do so in 2004, which will likely result in numerous changes to the law. Any action by Congress that significantly reduces funding for Title IV Programs or the ability of our schools or students to receive funding through these programs could reduce our student population and net revenues. Congressional action may also require us to modify our practices in ways that could result in increased administrative costs and decreased profit margin.

If our schools do not maintain their state authorizations, they may not operate or participate in Title IV Programs.

      A school that grants degrees, diplomas or certificates must be authorized by the relevant education agency of the state in which it is located. Requirements for authorization vary substantially among states. State authorization is also required for students to be eligible for funding under Title IV Programs. Loss of state authorization by any of our schools from the education agency of the state in which the school is located would end that school’s eligibility to participate in Title IV Programs and could cause us to close the school.

If our schools do not maintain their accreditation, they may not participate in Title IV Programs.

      A school must be accredited by an accrediting commission recognized by ED in order to participate in Title IV Programs. Loss of accreditation by any of our schools would end that school’s participation in Title IV Programs and could cause us to close the school.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV Program funds for students who withdraw before completing their educational program.

      A school participating in Title IV Programs must correctly calculate the amount of unearned Title IV Program funds that has been disbursed to students who withdraw from their educational programs before completing them and must return those unearned funds in a timely manner, generally within 30 days of the date the school determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of ED or be otherwise sanctioned by ED, which could increase our cost of regulatory compliance and adversely affect our results of operations. With respect to our 2002 fiscal year, two of our institutions made late returns of Title IV Program funds in excess of ED’s prescribed threshold but were not required to post letters of credit because we had already posted a letter of credit for a greater amount as a result of our failure to satisfy ED’s financial responsibility formula. Based on our 2003 fiscal year Title IV compliance audits, none of our institutions made late returns of Title IV Program funds in excess of ED’s prescribed threshold for our 2003 fiscal year.

Our schools may lose eligibility to participate in Title IV Programs if the percentage of their revenue derived from those programs is too high, which could reduce our student population.

      A for-profit institution loses its eligibility to participate in Title IV Programs if, on a cash accounting basis, it derives more than 90% of its revenue from those programs in any fiscal year. In our 2003 fiscal year, under the regulatory formula prescribed by ED, none of our institutions derived more than approximately 80% of its revenues from Title IV Programs. If any of our institutions loses eligibility to participate in Title IV Programs, that loss would adversely affect our students’ access to various government-sponsored student financial aid programs, which could reduce our student population.

Our schools may lose eligibility to participate in Title IV Programs if their student loan default rates are too high, which could reduce our student population.

      An institution may lose its eligibility to participate in some or all Title IV Programs if its former students default on the repayment of their federal student loans in excess of specified levels. Based upon the most recent official student loan default rates published by ED, none of our institutions has student loan default rates that exceed the specified levels. If any of our institutions loses eligibility to participate in Title IV Programs because of high student loan default rates, that loss would adversely affect our students’ access to various government-sponsored student financial aid programs, which could reduce our student population.

If we or our schools do not meet the financial responsibility standards prescribed by ED, we may be required to post letters of credit or our eligibility to participate in Title IV Programs could be terminated or limited, which could reduce our student population.

      To participate in Title IV Programs, an institution must satisfy specific measures of financial responsibility prescribed by ED or post a letter of credit in favor of ED and possibly accept other conditions on its participation in Title IV Programs. Currently, due to our failure as a parent company to satisfy ED’s financial responsibility formula, we have posted a letter of credit in the amount of $9.9 million for all of our schools, representing 10% of Title IV Program funds received by our institutions in our 2002 fiscal year. We may be required to increase the amount of the existing letter of credit or post additional letters of credit in the future. Our obligation to post one or more letters of credit could increase our costs of regulatory compliance. Our inability to obtain a required letter of credit or other limitations on our participation in Title IV Programs could limit our students’ access to various government-sponsored student financial aid programs, which could reduce our student population.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities.

      A school participating in Title IV Programs may not provide any commission, bonus or other incentive payment based on success in enrolling students or securing financial aid to any person involved in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances. If we violate this law, we could be fined or otherwise sanctioned by ED.

If regulators do not approve our acquisition of a school that participates in Title IV funding, the acquired school would not be permitted to participate in Title IV Programs, which could impair our ability to operate the acquired school as planned or to realize the anticipated benefits from the acquisition of that school.

      If we acquire a school that participates in Title IV funding, we must obtain approval from ED and applicable state education agencies and accrediting commissions in order for the school to be able to continue operating and participating in Title IV Programs. An acquisition can result in the temporary suspension of the acquired school’s participation in Title IV Programs unless we submit a timely and materially complete application for recertification to ED and ED issues a temporary certification document. If we were unable to timely re-establish the state authorization, accreditation or ED certification of the acquired school, our ability to operate the acquired school as planned or to realize the anticipated benefits from the acquisition of that school could be impaired.

If regulators do not approve or delay their approval of transactions involving a change of control of our company or any of our schools, our ability to participate in Title IV Programs may be impaired.

      If we or any of our schools experience a change of control under the standards of applicable state education agencies, our accrediting commission or ED, we or the affected schools must seek the approval of the relevant regulatory agencies. Transactions or events that constitute a change of control include significant acquisitions or dispositions of our common stock or significant changes in the composition of our board of directors. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change of control from ED, our accrediting commission or any state in which our schools are located could impair our ability to participate in Title IV Programs. Our failure to obtain, or a delay in obtaining, approval of any change of control from any state in which we do not have a school but in which we recruit students could require us to suspend our recruitment of students in that state until we receive the required approval. The potential adverse effects of a change of control with respect to participation in Title IV Programs could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

      We have received confirmation from ED that this offering will not be a change of control under its regulations so long as no person gains or loses control of a 25% ownership interest in Universal Technical Institute, Inc., in connection with the offering. We have also received confirmation from our accrediting commission that this offering will not be a change of control under its standards. For some of the states in which our schools operate (including Illinois and Texas), the offering will be considered a change of control. In each of those states, the affected school is required to obtain the reaffirmation of the school’s state authorization by the relevant state education agencies. If any of our schools fails to obtain such reaffirmation, our results of operations could be adversely affected.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our student population.

      A significant number of states are facing budget constraints that are causing them to reduce state appropriations in a number of areas. Those states include California, which is one of the states that provide financial aid to our students. We expect that California and other states may decide to reduce the amount of state financial aid that they provide to students, but we cannot predict how significant any of these reductions will be or how long they will last. If the level of state funding for our students decreases and our students are not able to secure alternative sources of funding, our student population could be reduced.

Regulatory agencies or third parties may conduct compliance reviews, bring claims or initiate litigation against us.

      Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies and third parties. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against third-party lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of federal funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a third-party lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or defend those lawsuits or claims.

A high percentage of the Title IV student loans our students receive are made by one lender and guaranteed by one guaranty agency.

      In our 2003 fiscal year, one lender, Sallie Mae, provided more than 95% of all the federally guaranteed Title IV student loans that our students received, and one student loan guaranty agency, EdFund, guaranteed more than 95% of those loans made to our students. Sallie Mae is one of the largest lenders of federally guaranteed Title IV student loans in the United States in terms of dollar volume, and EdFund is one of the largest guaranty agencies in the United States. If loans by Sallie Mae or guarantees by EdFund were significantly reduced or no longer available and we were not able to timely identify other lenders and guarantors to make or guarantee Title IV Program loans for our students, there could be a delay in our students’ receipt of their loan funds or in our tuition collection, which would reduce our student population.

Budget constraints in Illinois or other states may affect our ability to obtain necessary authorizations or approvals from those states to conduct or change our operations.

      In August 2003, due to state budget constraints, the State of Illinois eliminated the positions of all employees in the office of the Illinois state education agency that authorizes and oversees private business and technical schools, including our school in Illinois, and that office has ceased to function. Our school in Illinois is currently authorized by the State of Illinois to operate through June 2004. It is not clear how the elimination of the state employee positions in Illinois will affect the ongoing operations of our school in Illinois, including the implementation of any changes in operations for which the school is required to obtain approval of the Illinois state education agency, such as the change of control resulting from this offering, the opening of a new campus, the introduction of new programs or the hiring or placement of new education representatives. Due to state budget constraints in other states in which we operate, such as Texas and California, it is possible that those states may reduce the number of employees in, or curtail the operations of, the state education agencies that authorize our schools. A delay or refusal by any state education agency in approving any changes in our operations that require state approval could prevent us from making such changes or could delay our ability to make such changes.

Risks Related to Our Business

If we fail to effectively manage our growth, we may incur higher costs and expenses than we anticipate in connection with our growth.

      We have experienced a period of significant growth since 1998. Our continued growth may strain our management, operations, employees or other resources. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that likely will increase our costs more than we had planned.

Failure on our part to maintain and expand existing industry relationships and develop new industry relationships with our industry customers could impair our ability to attract and retain students.

      We have an extensive set of industry relationships that we believe affords us a significant competitive strength and supports our market leadership. These types of relationships enable us to further drive undergraduate enrollment by attracting students through brand name recognition and the associated prospect of high-quality employment opportunities. Additionally, these relationships allow us to diversify funding sources, expand the scope and increase the number of programs we offer and reduce our costs and capital expenditures due to the fact that, pursuant to the terms of the underlying contracts, we provide a variety of specialized training programs and typically do so using tools, equipment and vehicles provided by the OEMs. These relationships also provide additional incremental revenue opportunities from retraining the employees of our industry customers. Our success, therefore, depends in part on our ability to maintain and expand our existing industry relationships and to enter into new industry relationships. Certain of our existing industry relationships, including those with American Suzuki Motor Corp., Harley-Davidson Motor Co., Kawasaki Motors Corp., U.S.A. and Yamaha Motor Corp., USA, are not memorialized in writing and are based on oral understandings. As a result, the rights of the parties under these arrangements are less clearly defined than they would be were they in writing. Additionally, certain of our existing industry relationship agreements expire within the next six months. Written agreements with Audi of America, BMW of North America, LLC and Volkswagen of America, Inc. expire on December 31, 2003; our written agreement with Jaguar Cars, Inc. expires on February 29, 2004 and our written marine training agreement with American Honda Motor Co., Inc. expires in March 2004. We are currently negotiating to renew these agreements and intend to renew them to the extent we can do so on satisfactory terms. The reduction or elimination of, or failure to renew any of our existing industry relationships, or our failure to enter into new industry relationships, could impair our ability to attract and retain students. As a result, our market share and net revenues could decrease.

Failure on our part to effectively identify, establish and operate additional schools or campuses could reduce our ability to implement our growth strategy.

      As part of our business strategy, we anticipate opening and operating new schools or campuses. Establishing new schools or campuses poses unique challenges and requires us to make investments in management and capital expenditures, incur marketing expenses and devote other resources that are different, and in some cases greater, than those required with respect to the operation of acquired schools. To open a new school or campus, we would be required to obtain appropriate state and accrediting commission approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal Title IV student financial aid programs, a new school or campus would have to be certified by ED. We cannot be sure that we will be able to identify suitable expansion opportunities to maintain or accelerate our current growth rate or that we will be able to successfully integrate or profitably operate any new schools or campuses. A failure by us to effectively identify, establish and manage the operations of newly established schools or campuses could slow our growth and make any newly established schools or campuses more costly to operate than we had planned.

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs in a cost-effective manner and on a timely basis.

      Increasingly, prospective employers of our graduates demand that their entry-level employees possess appropriate technological skills. These skills are becoming more sophisticated in line with technological advancements in the automotive, diesel, collision repair, motorcycle and marine industries. Accordingly, educational programs at our schools should keep pace with those technological advancements. The expansion of our existing programs and the development of new programs may not be accepted by our students, prospective employers or the technical education market. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as the industries we serve require or as quickly as our competitors do. If we are unable to adequately respond to changes in market requirements due to financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired and our placement rates could suffer.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.

      Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers who generally have significant experience with our company and within the technical education industry. Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school directors, administrators and corporate management. Due to the nature of our business, we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek. In addition, key personnel may leave us and subsequently compete against us. Furthermore, we do not currently carry “key man” life insurance. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business.

If we are unable to hire, retain and continue to develop and train our education representatives, the effectiveness of our student recruiting efforts would be adversely affected.

      In order to support revenue growth, we need to hire new education representatives, retain and continue to develop and train our education representatives, who are our employees dedicated to student recruitment. Our ability to develop a strong education representative team may be affected by a number of factors, including our ability to integrate and motivate our education representatives; our ability to effectively train our education representatives; the length of time it takes new education representatives to become productive; restrictions on the method of compensating education representatives imposed by regulatory bodies; the competition we face from other companies in hiring and retaining education representatives; and our ability to effectively manage a multi-location educational organization. If we are unable to hire, develop or retain our education representatives, the effectiveness of our student recruiting efforts would be adversely affected.

Competition could decrease our market share and put downward pressure on our tuition rates.

      The post-secondary education market is highly competitive. Some traditional public and private colleges and universities, as well as other private career-oriented schools, offer programs that may be perceived by students to be similar to ours. Most public institutions are able to charge lower tuition than our schools are, due in part to government subsidies and other financial sources not available to for-profit schools. Some of our competitors, such as Corinthian Colleges, Inc., also have substantially greater financial and other resources than we have which may, among other things, allow them to secure industry relationships with some or all of our existing strategic partners or develop other high profile industry relationships or devote more resources to expanding their programs and their school network, all of which could affect the success of our marketing programs. In addition, some of our competitors already have a more extended or dense network of schools and campuses than we do, thus enabling them to recruit students more effectively from a wider geographical area.

      We may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our market share, net revenues and operating margin may be decreased. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our business, financial condition or results of operations.

Our financial performance depends in part on our ability to continue to develop awareness and acceptance of our programs among high school graduates and working adults looking to return to school.

      The awareness of our programs among high school graduates and working adults looking to return to school is critical to the continued acceptance and growth of our programs. Our inability to continue to develop awareness of our programs could reduce our enrollments and impair our ability to increase net revenues or maintain profitability. The following are some of the factors that could prevent us from successfully marketing our programs:

•	student dissatisfaction with our programs and services;

•	diminished access to high school student population;

•	our failure to maintain or expand our brand or other factors related to our marketing or advertising practices; and

•	our inability to maintain relationships with automotive, diesel, collision repair, motorcycle and marine manufacturers and suppliers.

An increase in interest rates could adversely affect our ability to attract and retain students.

      Interest rates have reached historical lows in recent years, creating a favorable borrowing environment for our students. Much of the financing our students receive is tied to floating interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in the cost to our existing and prospective students of financing their studies, which could result in a reduction in our student population and net revenues. Higher interest rates could also contribute to higher default rates with respect to our students’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility for Title IV Program participation, which could result in a reduction in our student population.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

      In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our net revenues normally fluctuate as a result of seasonal variations in our business, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduations and student attrition. Historically, our schools have had lower student populations in our third fiscal quarter than in the remainder of our fiscal year because fewer students are enrolled during the summer months. Our expenses, however, do not generally vary at the same rate as changes in our student population and net revenues and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased enrollments of adult students. In addition, our net revenues for our first fiscal quarter are adversely affected by the fact that we do not recognize revenue during the calendar year-end holiday break, which falls primarily in that quarter. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

We may be unable to successfully complete or integrate future acquisitions.

      Although we are not presently considering any significant acquisitions, we may consider selective acquisitions in the future. We may not be able to complete any acquisitions on favorable terms or, even if we do, we may not be able to successfully integrate the acquired businesses into our business. Integration challenges include, among others, regulatory approvals, significant capital expenditures, assumption of known and unknown liabilities and our ability to control costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the senior management of the acquired schools, which could decrease the time that they devote to the day-to-day management of our business. If we do not successfully address risks and challenges associated with acquisitions, including integration, future acquisitions could harm, rather than enhance, our operating performance.

      In addition, if we consummate an acquisition, our capitalization and results of operations may change significantly. A future acquisition could result in the incurrence of debt and contingent liabilities, an increase in interest expense, amortization expenses, goodwill and other intangible assets, charges relating to integration costs or an increase in the number of shares outstanding. These results could have a material adverse effect on our results of operations or financial condition or result in dilution to current stockholders.

We have recorded a significant amount of goodwill, which may become impaired and subject to a write-down.

      Our acquisition of the parent company of MMI in January 1998 resulted in the recording of goodwill. Goodwill, which relates to the excess of cost over the fair value of the net assets of the business acquired, was approximately $20.6 million at September 30, 2003, representing approximately 24.5% of our total assets.

      Goodwill is recorded at fair value on the date of the acquisition and, under SFAS No. 142, “Goodwill and Other Intangible Assets,” is reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be recognized as an expense in the period in which we determine that such impairment has occurred. Any future determination requiring the write-off of a significant portion of goodwill would have an adverse effect on our results of operations during the financial reporting period in which the write-off occurs.

We cannot predict our future capital needs, and we may not be able to secure additional financing.

      We may need to raise additional capital in the future to fund our operations, expand our markets and program offerings or respond to competitive pressures or perceived opportunities. We cannot be sure that additional financing will be available to us on favorable terms, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to cease our operations and, even if we are able to continue our operations, our ability to increase student enrollments will be adversely affected.

Following the consummation of the offering, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

      Following the consummation of this offering, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, the availability of third-party financing and the financial responsibility standards prescribed by ED, as well as any economic and other conditions that our board of directors may deem relevant.

Terrorist attacks and the possibility of wider armed conflicts may adversely affect the U.S. economy and may disrupt our provision of educational services.

      Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001 and the war between the U.S.-led coalition forces and Iraq, could disrupt our operations. Attacks or armed conflicts that directly impact our physical facilities or ability to recruit and retain students could significantly affect our ability to provide educational services to our students and thereby impair our ability to achieve our expected results. Furthermore, violent acts and threats of future attacks could adversely affect the U.S. and world economies. Finally, future terrorist acts could cause the United States to enter into a wider armed conflict that could further impact our operations and result in prospective students, as well as our current students and personnel, entering the armed services. These factors could cause significant declines in our student population.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

      Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by our directors and executive officers.

      In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

      In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock in the public market could lower our stock price.

      We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. After the completion of this offering, we will have 27,693,574 outstanding shares of common stock. This number includes 7,500,000 shares that we and the selling stockholders are selling in this offering, which may be resold immediately in the public market. The remaining 20,193,574 shares, or 72.9% of our total outstanding shares, are restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements which, without the prior consent of Credit Suisse First Boston LLC, is 180 days (subject to an extension of no more than 34 days depending on the timing of an earnings release by us) after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933.

      After this offering, several of our existing stockholders, owning 18,363,212 shares of our common stock, are expected to be parties to a registration rights agreement with us. Under that agreement, these stockholders will have the right, after the expiration of the lock-up period, to require us to effect the registration of their shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all the stockholders who are parties to the registration rights agreement will be entitled to include their shares of common stock in that registration. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

      Provisions in our certificate of incorporation and our bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect at the time this offering is consummated, will:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of two years after the person becomes an interested stockholder, unless such a transaction has met certain “fair market value” requirements;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to certain provisions of our certificate of incorporation or bylaws, including those provisions concerning the composition of the board of directors and certain business combinations;

•	limit who may call special meetings of both the board of directors and stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders’ meetings; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Our executive officers, directors and principal stockholders will continue to own a large percentage of our voting stock after this offering, which may allow them to control substantially all matters requiring stockholder approval.

      Immediately after this offering, our executive officers, directors and principal stockholders will, in the aggregate, directly or indirectly hold approximately 67.8% of our outstanding shares. Accordingly, in the event that all or some of these stockholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these stockholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.

We will have broad discretion in applying a portion of the net proceeds of the offering and may not use those proceeds in ways that will enhance our market value.

      We have significant flexibility in applying the portion of the net proceeds we receive in the offering that will remain after the repayment of all outstanding indebtedness under our senior credit facilities, the redemption of all of our series A preferred stock, series B preferred stock and series C preferred stock that will not be exchanged for shares of our common stock and the payment in cash of all declared but unpaid dividends thereon and on our series D convertible preferred stock. As part of your investment decision, you will not be able to assess or direct how we apply that portion of the net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the proceeds from the offering favorably.

You will suffer immediate and substantial dilution.

      The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the offering price of $20.50, you will incur immediate and substantial dilution in the amount of $20.36 per share. We also have outstanding stock options to purchase shares of our common stock at a weighted average exercise price of $4.85 per share. To the extent these options are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

      Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry;

•	failure on our part to maintain and expand existing industry relationships and develop new industry relationships;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	risks associated with the opening of new campuses;

•	industry competition;

•	our ability to continue to execute our growth strategies;

•	general and economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulatory Environment.”

      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

      The net proceeds from the sale of the 3,250,000 shares of common stock offered by us will be approximately $60.1 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

      The primary purposes of the offering are to create a public market for our common stock, obtain additional equity capital and facilitate future access to public markets. We expect to use the net proceeds from the offering:

•	to repay all outstanding indebtedness under our term A and term B loan facilities, which was approximately $31.5 million as of September 30, 2003;

•	to redeem, for approximately $12.9 million, the portion of our outstanding series A preferred stock, series B preferred stock and series C preferred stock that will not be exchanged by their holders into shares of our common stock; and

•	to pay all accrued but unpaid dividends on our series A preferred stock, series B preferred stock, series C preferred stock and series D preferred stock, which were approximately $11.6 million as of September 30, 2003.

      We plan to use the remainder of the net proceeds of the offering for working capital and general corporate purposes, which may include expanding our marketing and recruiting efforts, opening new campuses, developing new courses and programs and potential acquisitions. We have no current plans, agreements or commitments for, and are not currently engaged in any negotiations with respect to, any such transaction. Management will have broad discretion in the allocation of the net proceeds remaining after the allocation of net proceeds for the uses specified in the prior paragraph.

      Our senior credit facilities consist of a revolving credit facility, a term A loan facility and a term B loan facility. The term A loan facility and the revolving loan facility mature on March 31, 2007, and the term B loan facility matures on March 31, 2009. Each facility under our senior credit facilities bears interest at a variable rate based upon LIBOR or prime rate, at our option. At September 30, 2003, the weighted average interest rate on our borrowings under the senior credit facilities was 3.9%. Following the application of the proceeds from this offering, we expect that our senior credit facilities will consist of only a revolving credit facility. Because our working capital fluctuates based on our seasonal needs, the borrowings under our revolving credit facility may vary.

      Depending on future events, we may determine at a later time to use the net proceeds for different purposes. Pending their use, the proceeds of the offering will be invested in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

      Following consummation of this offering, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, the availability of third-party financing and the financial responsibility standards prescribed by ED, as well as any economic and other conditions that our board of directors may deem relevant. In addition, our ability to declare and pay any dividends is currently restricted under the credit agreement for our senior credit facilities.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) our sale of 3,250,000 shares of our common stock in this offering (at the initial public offering price of $20.50 per share); (ii) the application of the proceeds from that sale as discussed under “Use of Proceeds;” (iii) the exchange of 3,673 shares of our series A preferred stock, 1,601 shares of our series B preferred stock and 1,225 shares of our series C preferred stock for an aggregate of 317,006 shares of our common stock; and (iv) the automatic conversion of all outstanding shares of our series D preferred stock into 10,253,797 shares of our common stock, which is expected to occur concurrently with the consummation of the offering in accordance with the provisions of our certificate of incorporation. In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other stockholders. There is not a contractual obligation for the holders of series A, series B and series C preferred stock to exchange their preferred shares for shares of our common stock. Actual results may differ from these estimates under different assumptions or conditions.

      You should read this table together with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements included elsewhere in this prospectus.

	As of September 30,
	2003

	Actual	Pro Forma

	(In millions)
Cash and cash equivalents:	$8.9	$12.9

Debt:
Revolving credit facility(1)	—	—
Term loan, including current portion of $3.3	31.5	—
Capital leases and other debt, including current portion of $0.4	0.4	0.4
Series A redeemable preferred stock	15.2	—
Series B redeemable preferred stock	5.6	—
Series C redeemable preferred stock	4.7	—

Total debt	57.4	0.4
Redeemable convertible preferred stock:
Series D redeemable convertible preferred stock	47.2	—
Shareholders’ deficit:
Common stock, $0.0001 par value per share, 36,975,000 shares authorized; 13,936,295 shares issued and outstanding, actual; 27,693,574 shares issued and outstanding (as adjusted)	—	—
Paid-in capital	—	108.6
Accumulated deficit	(83.2)	(83.9)

Total shareholders’ equity (deficit)	(83.2)	24.7

Total capitalization	$21.4	$25.1

(1)	At September 30, 2003, we had available funds under our revolving credit facility in the approximate amount of $14.4 million. Availability of the revolving credit facility is reduced by the amount of outstanding letters of credit issued under the facility. As of September 30, 2003, we had letters of credit in an aggregate amount of $15.6 million outstanding under our revolving credit facility. In October 2003, we increased our aggregate outstanding letters of credit to $17.9 million.

      For further information regarding our stock and stock option plans, including the provisions for the automatic increase in reserved shares, see “Management.”

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. Our net tangible book value at September 30, 2003 was $(103.7) million, or $(4.30) per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to:

•	a 4,350-for-one split of our common stock;

•	the automatic conversion of all outstanding shares of our series D convertible preferred stock into shares of common stock; and

•	the exchange of 3,673 shares of our series A preferred stock, 1,601 shares of our series B preferred stock and 1,225 shares of our series C preferred stock into shares of common stock, and the redemption of the remaining 12,946 shares of such preferred stock at the aggregate redemption price of $12.9 million.

      After giving effect to our sale of 3,250,000 shares of common stock in the offering at the initial public offering price of $20.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value after this offering would have been $3.5 million, or $0.14 per share. This represents an immediate increase in pro forma net tangible book value of $4.44 per share to existing stockholders and an immediate dilution of $20.36 per share to investors purchasing common stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$20.50
Net tangible book value per share at September 30, 2003	(4.30)
Pro forma net tangible book value per share of common stock after this offering	0.14
Increase in pro forma net tangible book value per share of common stock attributable to this offering	4.44
Dilution per common share to new investors	$20.36

      The following table summarizes, on a pro forma basis as of September 30, 2003, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased in this offering from us or from the selling stockholders, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(In thousands, except per share)
Existing holders of capital stock	20,193,574	72.9%	$43,558,729	22.1%	$2.16
Investors purchasing common stock in the offering	7,500,000	27.1%	$153,750,000	77.9%	$20.50

Total	27,693,574	100%	$197,308,729	100%	$7.12

      The discussion and tables above assume no exercise of stock options outstanding as of September 30, 2003. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 720,177 shares of common stock, with a weighted average exercise price of $4.85 per share. The stock options outstanding exclude 39,150 shares which expired prior to this offering and, therefore, will not result in any additional dilution to our new investors. To the extent that any of these options are exercised, there will be further dilution to new investors. See “Description of Capital Stock” and Note 17 of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

      If the underwriters’ over-allotment option is exercised in full:

•	the percentage of our shares of common stock held by our existing holders of capital stock will decrease to approximately 70% of the total number of common shares outstanding after this offering; and

•	the number of shares of common stock held by investors purchasing common stock in this offering will increase by 1,125,000 shares, to approximately 30% of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. You should read these data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statement of operations data for each of the years in the three-year period ended September 30, 2003, and the historical consolidated balance sheet data as of September 30, 2002 and 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the fiscal years ended September 30, 1999 and 2000 and historical consolidated balance sheet data as of September 30, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus.

	Year Ended September 30,

	1999	2000	2001	2002	2003

	(dollars in thousands, except per share data)
Statement of Operations Data:
Net revenues	$78,020	$92,079	$109,493	$144,372	$196,495
Operating expenses:
Educational services and facilities	34,560	48,523	59,554	70,813	92,443
Selling, general and administrative	49,111	33,893	38,332	51,541	67,896

Total operating expenses	83,671	82,416	97,886	122,354	160,339

Income (loss) from operations:	(5,651)	9,663	11,607	22,018	36,156
Interest expense, net	10,582	11,877	10,674	6,254	3,658
Other expense	—	—	—	847	(234)

Income (loss) from continuing operations and before income taxes	(16,233)	(2,214)	933	14,917	32,732
Income tax expense (benefit)	(5,609)	(431)	820	5,228	12,353

Income (loss) from continuing operations	(10,624)	(1,783)	113	9,689	20,379
Discontinued operations:
Income (loss) from operations, net of taxes	1,677	(34,437)	(8,536)	—	—
Loss on sale, net of taxes	—	—	(1,316)	—	—

Net income (loss)	(8,947)	(36,220)	(9,739)	9,689	20,379
Preferred stock dividends	(914)	(1,166)	(1,166)	(2,872)	(6,413)

Net income (loss) available to common shareholders	$(9,861)	$(37,386)	$(10,905)	$6,817	$13,966

Income (loss) from continuing operations per share:
Basic	$(1.21)	$(0.22)	$(0.08)	$0.51	$1.03
Diluted	$(1.21)	$(0.22)	$(0.08)	$0.44	$0.79
Weighted average shares (in thousands):
Basic	9,527	13,432	13,402	13,402	13,543
Diluted	9,527	13,432	13,402	20,244	25,051
Other Data:
Depreciation and amortization(1)	$2,917	$3,887	$4,532	$4,948	$6,382
Number of campuses	6	6	6	7	7
Average undergraduate enrollments	5,321	5,866	6,710	8,277	10,568
Balance Sheet Data:
Cash and cash equivalents	$10,316	$3,326	$3,353	$13,554	$8,925
Current assets	$26,643	$21,051	$16,477	$29,278	$31,819
Working capital(2)	$670	$(12,987)	$(29,187)	$(14,577)	$(29,240)
Total assets	$112,071	$68,845	$63,086	$76,886	$84,099
Total long-term debt	$115,885	$104,122	$97,336	$57,886	$53,476
Total debt(3)	$117,631	$109,294	$104,578	$60,902	$57,336
Redeemable convertible preferred stock	$17,155	$18,296	$19,414	$64,395	$47,161
Total shareholders’ deficit	$(54,675)	$(92,071)	$(102,976)	$(96,159)	$(83,152)

(1)	Depreciation and amortization includes deferred financing fees representing capitalized costs in connection with obtaining financing. Amortization of deferred financing fees was $0.5, $0.6, $0.6, $1.1 and $0.5 for the fiscal years 1999, 2000, 2001, 2002 and 2003, respectively.

(2)	Working capital is defined as current assets less current liabilities.

(3)	We adopted SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective July 1, 2003. Accordingly, we reclassified as a liability the mandatory redeemable series A, series B and series C preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.

General

      We are a leading provider of post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians. We offer undergraduate degree, diploma or certificate programs at seven campuses across the United States, and manufacturer-sponsored advanced programs at 22 dedicated training centers. We have provided technical education for over 35 years.

      Our revenues consist principally of student tuition and fees derived from the programs we provide and are presented as net revenues after reductions related to scholarships we sponsor and refunds for students who withdraw from our programs prior to specified dates. We recognize tuition revenue and fees ratably over the terms of the various programs we offer. We supplement our core revenues with additional revenues from sales of textbooks and program supplies, student housing provided by us and other revenues, all of which are recognized as sales occur or services are performed. In aggregate, these additional revenues represented less than 10% of our total net revenues in each fiscal year in the three-year period ended September 30, 2003. Tuition revenue and fees generally vary based on the average number of students enrolled and average tuition charge per program.

      Average student enrollments vary depending on, among other factors, the number of (i) continuing students at the beginning of a fiscal period, (ii) new student enrollments during the fiscal period, (iii) students who have previously withdrawn but decide to re-enroll during the fiscal period, and (iv) graduations and withdrawals during the fiscal period. We believe that our average student enrollments are influenced by the number of graduating high school students, the attractiveness of our program offerings to high school graduates and potential adult students, the effectiveness of our marketing efforts, the depth of our industry relationships, the strength of employment markets and long term career prospects, the quality of our instructors and student services professionals, the persistence of our students, the length of our education programs, the availability of federal funding for our programs, the number of graduates of our programs who elect to attend the advanced training programs we offer and general economic conditions. Our introduction of additional program offerings at existing schools and establishment of new schools (either through acquisition or start-up) are expected to significantly influence our average student enrollment. Our average undergraduate student enrollments have grown at a compounded annual growth rate of 25.5% over the past three full fiscal years. This growth can largely be attributed to the demand for our graduates and the expansion of our capacity. We currently offer 38 start dates throughout the year in our various undergraduate programs. The number of start dates of advanced programs varies by the duration of those programs and the needs of the manufacturers who sponsor them.

      Our tuition charges vary by type or length of our programs and the program level, such as undergraduate or advanced training. Tuition has increased by approximately 3% to 5% per annum in each fiscal year in the three-year period ended September 30, 2003. Tuition increases are generally consistent across our schools and programs, however, changes in operating costs may impact price increases at individual locations. We believe that we can continue to increase tuition as the demand for our graduates remains strong and tuition at other post-secondary institutions continues to rise, although any of those increases may be less than historical levels.

      Most students at our campuses rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV Programs, to pay a substantial portion of their tuition and other education-related expenses. In our 2003 fiscal year, approximately 68% of our net revenues were derived from federal student financial aid programs.

      We extend credit for tuition and fees to the majority of our students that are in attendance at our campuses. Our credit risk is mitigated through the students participation in federally funded financial aid programs unless students withdraw prior to the receipt by us of Title IV funds for those students. Any remaining tuition receivable is comprised of smaller individual amounts due from students across the United States.

      We categorize our operating expenses as (i) educational services and facilities and (ii) selling, general and administrative.

      Major components of educational services and facilities expenses include faculty compensation and benefits, compensation and benefits of other campus administration employees, facility rent, maintenance, utilities, depreciation and amortization of property and equipment used in the provision of educational services, royalties payable to licensors under our licensing arrangements and other costs directly associated with teaching our programs and providing educational services to our students.

      Selling, general and administrative expenses include compensation and benefits of employees who are not directly associated with the provision of educational services (such as executive management, finance and central accounting, legal, human resources and business development), marketing and student enrollment expenses (including compensation and benefits of personnel employed in sales and marketing and student admissions), costs of professional services, bad debt expense, costs associated with the implementation and operation of our student management and reporting system, rent for our corporate headquarters, depreciation and amortization of property and equipment that is not used in the provision of educational services and other costs that are incidental to our operations. All marketing and student enrollment expenses are recognized in the period incurred. Costs related to the opening of new facilities, excluding related capital expenditures, are expensed in the period incurred.

      Costs associated with the implementation of our student management and reporting system have increased over the last several years as we installed a new integrated information network that tracks inquiries from potential students and supports our student enrollment and processing of data as it relates to our students activities. We anticipate that we will need to further upgrade our student management and reporting system and expect additional costs will be incurred in connection with such an upgrade. We believe that the investment in our student management and reporting system has improved services to students and our ability to track student inquiries and may facilitate the integration of new schools into our operations, if and when new schools are opened or acquired.

Acquisitions

      In January 1998, we acquired all of the assets of Clinton Harley Corporation and Clinton Education Group, Inc. for an aggregate of $26.3 million. Motorcycle Mechanics Institute and Marine Mechanics Institute (MMI) were operating divisions of Clinton Harley Corporation. As consideration for the MMI assets, we issued 3,673 shares of our series A preferred stock having a liquidation value of $1,000 per share, 1,422,450 shares of common stock and a subordinated note bearing interest at 13.5% in the principal amount of $2.0 million and maturing in January 2008, and paid $18.7 million in cash.

Recapitalization Transactions

      Concurrent with the MMI acquisition, we also engaged in a recapitalization transaction with a group of investors assembled by The Jordan Company, LLC and with certain members of our management. Pursuant to the recapitalization agreement, we issued to the Jordan investors 7,505 shares of our series A preferred stock for net proceeds of $22.5 million, 4,763,250 shares of common stock and a subordinated note bearing interest at 13.5% in the principal amount of $15.4 million and maturing in January 2008. In addition, in exchange for the 107,396,436 shares of common stock held by the management group, we issued to the management group 2,318,550 shares of common stock, 4,067 shares of our series B preferred stock having a liquidation value of $1,000 per share, and subordinated notes in the aggregate principal amount of $2.0 million bearing interest at 13.5% and maturing in January 2008. In addition, we redeemed 101,682,024 shares of common stock for approximately $21.9 million. The redemption also included the contribution of assets held by an employee stock ownership plan to another qualified plan. The $47.8 million recapitalization transaction provided liquidity for certain stockholders as well as funds for the MMI acquisition and for our continued growth.

      In April 2002, we effected another recapitalization transaction with a number of investors, including Charlesbank Capital Partners, LLC and Worldwide Training Group, LLC, whereby we issued 2,357 shares of series D convertible preferred stock for aggregate proceeds of $45.5 million. Series D preferred stock converts automatically into shares of our common stock upon the occurrence of certain events, including the consummation of this offering. See “— Liquidity.”

Critical Accounting Policies and Estimates

      Our discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, long-lived assets, including goodwill, income taxes and contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

      Revenue recognition. Net revenues consist primarily of student tuition and fees derived from the programs we provide after reductions made for scholarships we sponsor. Tuition and fee revenue is recognized on a pro-rata (straight-line) basis over the term of the course or program offered. If a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. Approximately 96% of our net revenues for the year ended September 30, 2003 consisted of tuition. Our net revenues vary from period to period in conjunction with our average student population. Our undergraduate programs are typically designed to be completed in 12 to 18 months and our advanced training programs range from eight to 27 weeks in duration. Sales of textbooks and program supplies, revenue related to student housing and other revenue are each recognized as sales occur or services are performed. Deferred tuition represents the excess of tuition payments received as compared to tuition earned and is reflected as a current liability in our consolidated financial statements because it is expected to be earned within the twelve-month period immediately following the date on which such liability is reflected in our consolidated financial statements.

      Allowance for uncollectible accounts. We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments. We offer a variety of payment plans to help students pay that portion of their education expenses not covered by financial aid programs. That portion is unsecured and not guaranteed. Management analyzes accounts receivable, historical percentages of uncollectible accounts, customer credit worthiness, when applicable, and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. We use an internal group of collectors, augmented by third party collectors as deemed appropriate, in our collection efforts. Although we believe that our reserves are adequate, if the financial condition of our students deteriorates, resulting in an impairment of their ability to make payments, or if we underestimate the allowances required, additional allowances may be necessary, which will result in increased selling, general and administrative expenses in the period such determination is made.

      Healthcare and workers’ compensation costs. Claims and insurance costs which primarily relate to health insurance and workers’ compensation are accrued using current information and, in the case of healthcare costs, future estimates provided by consultants to reasonably measure current cost incurred but not invoiced for services provided. Although we believe our estimated liability recorded for healthcare and workers’ compensation costs are reasonable, actual results could differ and require adjustment of the recorded balance.

      Long-lived assets. We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We evaluate these assets to determine if their current recorded value is impaired by examining estimated future cash flows. These cash flows are evaluated by using weighted probability techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying value of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

      Goodwill. We assess the impairment of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, we test our goodwill for impairment annually, or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If we determine that an impairment has occurred, we are required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Goodwill represents a significant portion of our total assets. At September 30, 2003, goodwill represented approximately 24.5% of our total assets, or $20.6 million, and resulted from our acquisition of the parent company of MMI in January of 1998. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

      Stock-based compensation. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Several companies recently elected to change their accounting policies and record the fair value of options as an expense. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date. Because no market for our common stock existed prior to this offering, our board of directors determines the fair value of our common stock based upon several factors, including our operating performance, forecasted future operating results, the terms of redeemable or convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders and our expected valuation in an initial public offering.

      In addition, we understand that discussions of potential changes to APB 25 and SFAS 123 standards are ongoing and the parties responsible for authoritative guidance in this area may require changes to the applicable accounting standards. If we had estimated the fair value of the options on the date of grant using a minimum value pricing model and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected, as shown in the table below.

	Year Ended September 30,

	2001	2002	2003

Net income (loss) available to common shareholders — as reported	$(10,905)	$6,817	$13,966
Add: Stock-based compensation expense included in reported net income, net of taxes	—	—	39
Deduct: Total stock based employee compensation expense determined using the fair value based method, net of taxes	(1)	(72)	(163)

Net income (loss) — pro forma	$(10,906)	$6,745	$13,842

Earnings per share — basic — as reported	$(0.81)	$0.51	$1.03

Earnings per share — diluted — as reported	$(0.81)	$0.44	$.79

Earnings per shares — basic — pro forma	$(0.81)	$0.50	$1.02

Earnings per share — diluted — pro forma	$(0.81)	$0.44	$0.78

      Accounting for income taxes. In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Changes in the valuation allowance are included in our statement of operations as provision for or benefit from income taxes. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to audit by tax authorities in the ordinary course of business.

      As of September 30, 2003, we had a valuation allowance of $16.4 million to reduce our deferred tax assets to an amount that management believes is more likely than not realizable. The valuation allowance primarily relates to a deferred tax asset arising from a capital loss carryforward from the sale of a discontinued business. In addition, we had deferred tax assets comprised primarily of compensation and related costs and accrued expenses associated with tool purchases. We use significant judgment in determining the amounts of those accrued expenses reflected in the underlying financial statements. Should we incur capital gains in the future, we would be able to realize all or part of the capital loss carryforward we have applied the valuation allowance against. In that event, our current income tax expense would be reduced or our income tax benefits would be increased, resulting in an increase in net income or a reduction in net loss.

Results of Operations

      The following table sets forth selected statements of operations data as a percentage of net revenues for each of the periods indicated.

	Year Ended September 30,

	2001	2002	2003

Net revenues	100.0%	100.0%	100.0%
Operating expenses:
Educational services and facilities	54.4%	49.0%	47.0%
Selling, general and administrative	35.0%	35.7%	34.6%

Total operating expenses	89.4%	84.7%	81.6%

Income from operations	10.6%	15.3%	18.4%

Interest (income)	(0.4)%	(0.3)%	(0.2)%
Interest expense (income)	10.1%	4.7%	2.1%
Other expense	0.0%	0.6%	(0.2)%

Total other expense	9.7%	5.0%	1.7%

Income (loss) from continuing operations before income taxes	0.9%	10.3%	16.7%
Income tax expense (benefit)	0.8%	3.6%	6.3%

Income (loss) from continuing operations	0.1%	6.7%	10.4%

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

      Net revenues. Our net revenues for the year ended September 30, 2003 were $196.5 million, representing an increase of $52.1 million, or 36.1%, as compared to net revenues of $144.4 million for the year ended September 30, 2002. This increase was primarily due to a 27.7% increase in the average undergraduate full-time student enrollment during the year ended September 30, 2003 and an increase in the average tuition charge per student resulting from tuition increases of between 3% and 5%, depending on the program, and a shift in the mix of average student enrollments toward higher priced programs, particularly following the introduction of our higher-priced NASCAR programs at our new NTI facility opened in July 2002. For the year ended September 30, 2003, the average undergraduate full-time student enrollment was 10,568, compared with 8,277 for the year ended September 30, 2002. We have been able to accommodate the increase in student enrollments by improving the utilization of our existing facilities, opening our new NTI campus in July 2002 and expanding many of our existing facilities.

      Educational services and facilities expenses. Our educational services and facilities expenses for the year ended September 30, 2003 were $92.4 million, representing an increase of $21.6 million, or 30.5%, as compared to educational services and facilities expenses of $70.8 million for the year ended September 30, 2002. This increase was primarily due to incremental education expenses related to higher average student enrollments, including additional costs of $7.0 million incurred in connection with the start-up and operation of our new campus that we opened in July 2002. Educational services and facilities expenses as a percentage of net revenues decreased to 47.0% of net revenues for the year ended September 30, 2003 from 49.0% for the year ended September 30, 2002, primarily due to cost and operating efficiencies resulting from increased enrollments at our existing facilities, partially offset by the costs attributable to the opening and operation of our new campus.

      Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended September 30, 2003 were $67.9 million, representing an increase of $16.4 million, or 31.7%, as compared to selling, general and administrative expenses of $51.5 million for the year ended September 30, 2002. This increase was due in large measure to the incremental increase in marketing and student enrollment expenses in the 2003 period to support any future growth in student enrollments, which includes additional costs of $3.9 million relating to the new campus that we opened in July 2002. Selling, general and administrative expenses as a percentage of net revenues decreased to 34.6% of net revenues in the year ended September 30, 2003 compared to 35.7% of net revenues in the year ended September 30, 2002. This decrease is primarily due to operating efficiencies resulting from increased enrollments at our existing facilities, partly offset by the costs attributable to the opening of our new campus.

      Interest expense. Our interest expense for the year ended September 30, 2003 was $4.1 million, representing a decrease of $2.6 million, or 38.9%, compared to interest expense of $6.8 million for the year ended September 30, 2002. This decrease was due primarily to a reduction in the average debt balance outstanding and a decrease in the average interest rate paid on our indebtedness to 6.1% for the year ended September 30, 2003 from 6.5% for the year ended September 30, 2002. The reduction in the average debt balance outstanding was principally due to the repayment of $23.4 million of 13.5% subordinated notes and repayment of $17.9 million of long term debt under our existing senior credit facilities with proceeds received from the issuance of our series D convertible preferred stock in April 2002, as well as scheduled repayments under the senior credit facilities and repayment of $15.0 million of long-term debt under our existing senior credit facilities with available cash on hand during July 2003. We also repaid approximately $7.0 million of a subordinated convertible promissory note at a 10% discount in August 2003. The decrease in the average rate of interest we paid on our indebtedness was primarily attributable to the repayment of the 13.5% subordinated notes that carried a higher fixed interest rate, decreases in the LIBOR rates and a reduction in the applicable interest margin under our senior credit facilities as a result of our improved financial condition and the amendment of our senior credit facilities.

      Other expenses. Our other expenses for the year ended September 30, 2002 represent the write-off of unamortized deferred financing costs of approximately $1.0 million as a result of the amendment of our senior credit facilities in April 2002.

      Income taxes. Our provision for income taxes for the year ended September 30, 2003 was $12.4 million, or 37.7% of pretax income, compared to $5.2 million, or 35.0% of pretax income, for the year ended September 30, 2002. The increase in the effective rate is primarily attributable to higher state taxes for the year ended September 30, 2003, as all available state net operating loss carryforwards were utilized in the year ended September 30, 2002. In addition, a higher federal statutory rate applied to the year ended September 30, 2003, as well as an increase in our state tax rates that primarily impacted deferred tax items for the year ended September 30, 2003.

      Income from continuing operations. As a result of the foregoing, we reported income from continuing operations for the year ended September 30, 2003 of $20.4 million, as compared to income from continuing operations of $9.7 million for the year ended September 30, 2002.

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

      Net revenues. Our net revenues for the fiscal year ended September 30, 2002 were $144.4 million, representing an increase of $34.9 million, or 31.9%, as compared to net revenues of $109.5 million for the fiscal year ended September 30, 2001. This increase was primarily due to a 23.4% increase in the average undergraduate full-time student population and an increase in the average tuition charge per student resulting from tuition increases of between 3% and 5%, depending on the program, and a modest shift in the mix of enrollments toward higher priced programs. For the fiscal year ended September 30, 2002, our average undergraduate full-time student enrollment was 8,277, compared with 6,710 for the fiscal year ended September 30, 2001. We have been able to accommodate the increase in student enrollments by improving the utilization of our existing facilities and opening a new campus in July 2002, as well as expanding our existing facilities.

      Educational services and facilities expenses. Our educational services and facilities expenses for the fiscal year ended September 30, 2002 were $70.8 million, representing an increase of $11.3 million, or 18.9%, compared to educational services and facilities expenses of $59.6 million for the fiscal year ended September 30, 2001. This increase was primarily due to incremental education expenses related to higher average student enrollments and additional costs of $1.7 million incurred in connection with the start-up and operation of our new campus that was opened in July 2002. Educational services and facilities expenses as a percentage of net revenues decreased to 49.0% of net revenues for the fiscal year ended September 30, 2002 from 54.4% for the fiscal year ended September 30, 2001. This decrease was due primarily to cost and operating efficiencies resulting from improved utilization of our existing facilities.

      Selling, general and administrative expenses. Our selling, general and administrative expenses for the fiscal year ended September 30, 2002 were $51.5 million, representing an increase of $13.2 million, or 34.5%, as compared to selling, general and administrative expenses of $38.3 million for the fiscal year ended September 30, 2001. This increase is primarily attributable to an incremental increase in marketing and student enrollment expenses related to higher student enrollments, an increase in administrative expense resulting from investments to further develop our corporate infrastructure and an increase in bad debt expense and professional services costs. In fiscal 2002, we made further investments in our corporate infrastructure by adding additional management personnel to accommodate our growth during that period as well as by increasing the number of our education representatives to support future growth. Selling, general and administrative expenses for the fiscal year ended September 30, 2002 also include $0.6 million related to the write-off of a related party note receivable and $1.0 million in professional services costs incurred in connection with our recapitalization completed in April 2002. Selling, general and administrative expenses as a percentage of net revenues increased to 35.7% of net revenues for the fiscal year ended September 30, 2002 from 35.0% in the fiscal year ended September 30, 2001.

      Interest expense. Our interest expense for the fiscal year ended September 30, 2002 was $6.8 million, representing a decrease of $4.4 million, or 39.2%, as compared to interest expense of $11.1 million for the fiscal year ended September 30, 2001. This decrease was primarily due to a decrease in the average debt balance outstanding during the 2002 period and a decrease in the average rate of interest we paid on our indebtedness to 6.5% for the fiscal year ended September 30, 2002 from 10.0% for the fiscal year ended September 30, 2001. The decrease in our average debt balance outstanding was primarily due to the repayment of $23.4 million of our 13.5% subordinated notes and repayment of $17.9 million of long term debt under our existing senior credit facilities and a portion of the term loans outstanding under our senior credit facilities concurrently with our recapitalization completed in April 2002, as well as scheduled repayments under the senior credit facilities. The decrease in the average rate of interest we paid on our indebtedness was primarily attributable to the repayment of the 13.5% subordinated notes that carried a higher fixed interest rate and the decrease in the interest rate margins applicable on borrowings under our senior credit facilities following their amendment.

      Other expenses. Our other expenses for the fiscal year ended September 30, 2002 include the write-off of unamortized deferred financing costs that we were no longer able to amortize as a result of the amendment of our senior credit facilities in April 2002 of approximately $1.0 million which was partially offset by a gain on the sale of miscellaneous securities.

      Income taxes. Our provision for income taxes for the fiscal year ended September 30, 2002 was $5.2 million, or 35.0% of pretax income, compared to $0.8 million, or 87.9% of pre-tax income for the fiscal year ended September 30, 2001. This decrease is primarily due to lower state income taxes as a percentage of net income and non-deductible items representing a lower percentage of pre-tax income for the fiscal year ended September 30, 2002 as compared to the fiscal year ended September 30, 2001.

      Income from continuing operations. As a result of the foregoing, we reported income from continuing operations of $9.7 million for the fiscal year ended September 30, 2002, compared to $0.1 million for the fiscal year ended September 30, 2001.

Discontinued Operations

      In June 1998, we acquired National Technology Transfer, Inc., or NTT, and Performance Training Associates, or PTA, a wholly owned subsidiary of NTT at the date of acquisition. NTT provides intensive training seminars to technicians in sectors similar to the sectors that we serve. PTA organized lecture training seminars in markets similar to those in which NTT is active. The acquisition of NTT and PTA was completed for approximately $50.2 million, comprised of $37.8 million we borrowed under our senior credit facilities to finance the acquisition, our issuance of a $5.2 million subordinated convertible promissory note payable to the former NTT and PTA shareholder, our issuance of a $5.4 million 60-day note payable to the former NTT and PTA shareholder and $1.8 million in transaction costs. PTA was subsequently merged into NTT. In September 2001, we sold our interest in NTT for a nominal consideration to certain of our stockholders. The NTT business has been reflected in our consolidated financial statements included in this prospectus as a discontinued operation. Losses related to the operations (net of taxes) of NTT were $34.4 million and $8.5 million in our fiscal years ended September 30, 2000 and 2001, respectively.

Liquidity and Capital Resources

          Liquidity

      During the last three fiscal years, we financed our operating activities and capital expenditures principally from net cash provided by operating activities.

      Net cash from operations is attributable primarily to net income adjusted for depreciation and changes in working capital items. Net cash provided by operating activities was $36.4 million during the year ended September 30, 2003, an increase of approximately $16.0 million, or 77.9%, from $20.5 million during the comparable period in 2002. This increase was primarily due to an increase in net income in the 2003 period, an increase in accounts payable, an increase in accrued expenses related to the purchase of supplies and equipment as a result of the increase in average student enrollments, an increase in accrued salaries and related benefits and an increase related to accrued health care benefits from a self-insured benefit plan.

      Net cash provided by operating activities was $20.5 million during the fiscal year ended September 30, 2002, an increase of $9.7 million, or 90.2%, from $10.8 million during the fiscal year ended September 30, 2001. This increase was primarily due to the increase in net income in the 2001 period, an increase in deferred tuition revenue and accrued salaries and related benefits partially offset by an increase in receivables and prepaid expenses.

      Net cash provided by operating activities was $10.8 million during the fiscal year ended September 30, 2001, an increase of $5.0 million, or 87.0%. This increase was primarily due to the increase in net income in the 2001 period, as well as an increase in accrued salaries and benefits, including accrued bonuses, partially offset by an increase in deferred income taxes primarily related to our arrangement with Snap-on-Tools.

      A majority of our net revenues are derived from Title IV Programs. Federal regulations dictate the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year (thirty-week periods). Loan funds are generally provided by lenders in two disbursements for each academic year. The first disbursement is usually received 30 days after the start of a student’s academic year and the second disbursement is typically received at the beginning of the sixteenth week from the start of the student’s academic year. Certain types of grants and other funding are not subject to a 30-day delay. Our undergraduate programs are typically designed to be completed in twelve to eighteen months. In certain instances, if a student withdraws from a program prior to a specified date, any paid but unearned tuition or prorated Title IV financial aid is refunded.

          Capital Expenditures

      Our cash used in investing activities is primarily related to the purchase of property and equipment. Our capital expenditures primarily result from the addition of new and the expansion of existing facilities, investment in tools, classroom technology and other equipment that supports our program offerings and our student management and reporting system. Net cash used in investing activities was $5.5 million, $5.8 million and $11.7 million for the fiscal years ending September 30, 2001, 2002 and 2003, respectively. Capital expenditures are primarily related to ongoing replacements related to student training as well as costs associated with expansion of new and existing campuses. In addition, capital improvements consist of upgrades of various systems used throughout our company and, therefore, are reflected as selling, general and administrative expenses. Capital expenditures are expected to increase as we upgrade and expand current equipment and facilities or open new facilities to meet increased student enrollments. We expect to be able to fund these capital expenditures with cash generated from operations. On October 8, 2003, we entered into a contract with a third party to build a 24,000 square foot building for approximately $2.0 million. This additional space will support expected student growth at our Glendale Heights location. We anticipate that the new building will be ready for use in March 2004. Furthermore, our strategy includes considering strategic acquisitions in the future. To the extent that potential acquisitions are large enough to require financing beyond cash from operations and available borrowings under our senior credit facilities, we may incur additional debt, resulting in increased interest expense.

      We lease all of our facilities. We expect to make future payments on existing leases from cash provided from operations.

Debt Service

      Our total debt was $60.9 million as of September 30, 2002 and $57.3 million as of September 30, 2003.

      The following schedule sets forth our long-term debt obligations as of September 30, 2001, 2002 and 2003.

	Long-Term Debt

	September 30,

	2001	2002	2003

	(in thousands)
Revolving credit facility(1)	$—	$—	$—
Term A loan facility	14,188	19,150	16,950
Term B loan facility	54,966	29,850	14,550
6.0% Mandatory redeemable series A preferred stock(2)			15,202
6.0% Mandatory redeemable series B preferred stock(2)			5,531
6.0% Mandatory redeemable series C preferred stock(2)			4,729
13.5% Subordinated promissory notes payable to shareholders and related parties	23,400	—	—
6.6% Subordinated promissory note payable to shareholder and related party	4,000	4,000	—
8.0% Subordinated convertible promissory note payable	6,616	7,011	—
Capital leases	1,408	891	374

Total debt	104,578	60,902	57,336
Less current portion	7,242	3,016	3,860

Total long-term debt	$97,336	$57,886	$53,476

(1)	At September 30, 2003, we had available funds under our revolving credit facility in the approximate amount of $14.4 million.

(2)	We adopted SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective July 1, 2003. Accordingly, we reclassified as a liability the redeemable series A, series B and series C preferred stock.

     At September 30, 2003, the term A loan facility, the term B loan facility and the revolving credit facility bore interest at a rate equal to (a) in the case of the term A loan facility and the revolving credit facility, LIBOR plus 2.50% to 3.50% or, at our option, the alternate base rate (as defined in the senior credit facilities) plus 1.25% to 2.25% and (b) in the case of the term B loan facility, LIBOR plus 3.00% to 4.00% or, at our option, the alternate base rate plus 1.75% to 2.75%, in each case depending on our leverage ratio during the applicable interest period. In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unused commitments at a rate equal to 0.5% per year and a risk participation fee equal to 2.5% per year to the lenders under the term A loan facility and the issuers of letters of credit under our senior credit facilities with respect to the term A loan borrowing and the amount of such letters of credit, as applicable. The revolving credit facility and the term A loan facility mature on March 31, 2007 and the term B loan facility matures on March 31, 2009. The term A loan and term B loan facilities provide for quarterly amortization payments that increase over time. See “— Contractual Obligations.”

      Our revolving credit facility is available for working capital, capital expenditures, other general corporate purposes and to support letters of credit issued under the facility. The amount available under the revolving credit facility is reduced by the amount of outstanding letters of credit. As a result of our failure to meet the standards of financial responsibility prescribed by the U.S. Department of Education, or ED, primarily due to our level of indebtedness, we have posted a letter of credit issued under our senior credit facilities in favor of ED in the amount of $6.4 million as of September 30, 2002, $7.6 million as of September 30, 2003 and $9.9 million as of October 2003. We will use a portion of the net proceeds from this offering to repay amounts outstanding under our term A loan facility and term B loan facility. In addition, we have posted letters of credit securing surety bonds issued on behalf of our schools and education representatives with various state agencies that regulate our activities. The aggregate amount of those letters of credit was $8.0 million as of September 30, 2003. As of the same dates, we had not borrowed any funds under the revolving credit facility.

      Our senior credit facilities contain a number of covenants. The facilities, among other things, restrict our ability to: incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent obligations, make specified restricted payments, including dividend or other distributions relating to shares of any class of our stock, dispose of assets or stock of our subsidiaries, or make capital expenditures above a specified limit. Our capital expenditure covenant limits our permitted capital expenditure payments to $30 million per year, as adjusted by annual carry-forward amounts of unused amounts, up to $10 million:

      Our senior credit facilities also require us to comply with specified financial ratios and tests, including minimum EBITDA requirements, fixed charge coverage and interest coverage ratios and maximum leverage ratios, which become more stringent over time as follows:

•	We are required to have EBITDA (as defined under our senior credit facilities), measured over a trailing twelve month period, of not less than specified amounts, which amounts increase from $18.5 million for the period ended September 30, 2003 to $25 million during the period ending December 31, 2008 and thereafter;

•	We are required to maintain a fixed charge coverage ratio of 1.0-to-1.0, which increases to 1.09-to-1.0 at June 30, 2005 and to 1.10-to-1.0 thereafter. Our fixed charge coverage ratio is defined as the ratio of our cash flow for the trailing twelve month period to the sum of interest expense for the period;

•	We are required to maintain a total interest coverage ratio, defined as the ratio of interest expense for the trailing twelve month period divided by EBITDA (as defined under our senior credit facilities) for the same period of at least 3.0-to-1.0 during the term of the credit facilities; and

•	The leverage covenant requires that our ratio of total indebtedness on a consolidated basis to EBITDA (as defined under our senior credit facilities) for the previous four quarters not exceed a specified ratio, which is 3.12-to-1.0 currently and which decreases as follows: 3.06-to-1.0 at December 31, 2003, 3.0-to-1.0 at March 31, 2004, 2.93-to-1.0 at June 30, 2004, 2.87-to-1.0 at September 30, 2004, 2.81-to-1.0 at December 31, 2004, 2.75-to-1.0 at March 31, 2005, 2.50-to-1.0 at June 30, 2005 through March 31, 2006, 2.00-to-1.0 at June 30, 2006, and 1.75-to-1.0 after March 31, 2007.

      Furthermore, our senior credit facilities contain customary events of default as well as an event of default in the event that any of our institutions loses any accreditation necessary for Title IV Program eligibility, or the ability of any such institution to participate in Title IV Programs is cancelled, and such loss or cancellation is not cured within a specified period.

      In April 2002, we issued shares of our series D convertible preferred stock to a number of investors, including Charlesbank Capital Partners, LLC, and Worldwide Training Group, LLC, and, in connection with that issuance, received net proceeds of approximately $42.0 million. We used the net proceeds from the issuance of our series D convertible preferred stock to repay $23.4 million of our 13.5% subordinated promissory notes and to prepay approximately $17.9 million of borrowings under our senior credit facilities. In connection with our April 2002 recapitalization, we amended our senior credit facilities to increase the availability under the revolving loan facility and the limit on the letters of credit that may be issued under that facility.

      In September 2002, we received a waiver from our lender related to exceeding an indebtedness threshold contained in the agreement. In October 2003, we received a waiver from our lender related to a non-financial covenant for financial reporting which we have met subsequently. We are presently in compliance with those covenants and believe that we will remain in compliance in the future.

      In July, 2003, we prepaid without penalty, with available cash on hand, $15.0 million of borrowings under our term loan B facility.

      In August 2003, we retired at a 10% discount a subordinated convertible promissory note having a principal amount of approximately $7.0 million using available cash on hand of $6.3 million.

      Also in August 2003, we repaid in full, including all accrued interest, a promissory note in the principal sum of $4.0 million that we had issued in September 1997 in favor of Whites’ Family Company, LLC, an entity controlled by John C. White. This note bore interest at approximately 6.6% and was due on or before September 2023. Immediately following this repayment, Whites’ Family Company, LLC remitted to us approximately $4.0 million in satisfaction of the principal amount of, and accrued interest on, a subscription note receivable bearing interest at approximately 6.1%.

      We will use a portion of the net proceeds from this offering to prepay all amounts outstanding under our term loan A and term loan B facilities. Future borrowings and repayments under our revolving loan facility will be based upon the level of our net cash from operating activities and payment requirements for capital spending and possible future acquisitions.

Dividends

      In September 2003, we paid a $5.0 million dividend to our common stockholders and the holders of the series D preferred stock. Following consummation of this offering, we do not expect to pay any dividends on our common stock for the foreseeable future.

Future Liquidity Sources

      Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other available sources of liquidity, including borrowings under the revolving credit facility, will provide adequate funds for ongoing operations, expansion to new locations, planned capital expenditures and debt service for the next 12 to 18 months.

Contractual Obligations

      The following table sets forth, as of September 30, 2003, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future.

	Payments Due by Period
	(in thousands)

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Debt, excluding capital leases	$31,500	$3,500	$11,000	$17,000	$—
Capital lease	374	360	14	—	—
Operating leases(1)	174,386	11,431	24,599	24,352	114,004
Mandatory redeemable series A preferred stock	15,202	—	—	—	15,202
Mandatory redeemable series B preferred stock	5,531	—	—	—	5,531
Mandatory redeemable series C preferred stock	4,729	—	—	—	4,729
Other long-term obligations	—	—	—	—	—

Total contractual cash obligations	231,722	15,291	35,613	41,352	139,466

Standby letters of credit(2)	15,600	15,600	—	—	—

Total contractual commitments	$247,322	$30,891	$35,613	$41,352	$139,466

(1)	Minimum rental commitments.

(2)	Consists of a letter of credit in the amount of $7.6 million issued under our senior credit facilities in favor of ED as a result of our failure to meet the standards of financial responsibility prescribed by ED and letters of credit in the amount of $8.0 million issued under our senior credit facilities to secure surety bonds issued on behalf of our schools and education representatives with various state agencies that regulate our activities. In October 2003, we increased our aggregate letters of credit outstanding to $17.9 million.

Related Party Transactions

      We will offer to exchange the outstanding shares of our series A preferred stock, series B preferred stock and series C preferred stock for shares of our common stock. We intend to use $25.0 million of the net proceeds from this offering to redeem all outstanding shares of our series A preferred stock, series B preferred stock and series C preferred stock that are not exchanged for shares of our common stock and to pay all the accrued and unpaid dividends on the preferred stock (whether or not exchanged). The following table shows the amounts that our affiliates will receive from the net proceeds of this offering for the redemption of our series A preferred stock, series B preferred stock and series C preferred stock and the payment of accrued and unpaid dividends on that stock.

Preferred Stock
Redemption Amount
(in thousands)

Robert Hartman	$3,617
John White	$1,498
Kimberly McWaters	$50
David Miller	$4
Roger Speer	$14

      We lease some of our properties from entities controlled by John C. White, our Chief Strategic Planning Officer and Vice Chairman of our board of directors. A portion of the property comprising our Orlando location is occupied pursuant to a lease with the John C. and Cynthia L. White 1989 Family Trust, with the lease term expiring on August 19, 2022. The annual base lease payments for the first year under this lease total approximately $326,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. Another portion of the property comprising our Orlando location is occupied pursuant to a lease with Delegates LLC, an entity controlled by the White Family Trust, with the lease term expiring on July 1, 2016. The beneficiaries of this trust are Mr. White’s children, and the trustee of the trust is not related to Mr. White. Annual base lease payments under this lease are approximately $680,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. Additionally, we lease two of our Phoenix properties under one lease from City Park LLC, a successor in interest of 2844 West Deer Valley L.L.C. and in which the John C. and Cynthia L. White 1989 Family Trust holds a 25% interest. The lease expires on February 28, 2015, and the annual base lease payments under this lease, as amended, are approximately $463,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. The table below sets forth the total payments that we made in fiscal 2001, 2002 and 2003 under these leases:

		John C. and Cynthia L. White
	City Park LLC	1989 Family Trust	Delegates LLC

Fiscal 2001	$447,795	$299,597	$404,912
Fiscal 2002	$462,567	$364,508	$644,715
Fiscal 2003	$495,040	$399,901	$796,015

      We believe that the rental rates under these leases approximate the fair market rental value of the properties at the time the lease agreements were negotiated.

      For a description of additional related party transactions, see “Certain Relationships and Related Transactions.”

Seasonality

      Our net revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduations and student attrition. Historically, our schools have had lower student populations in our third fiscal quarter than in the remainder of our fiscal year because fewer students are enrolled during the summer months. Our expenses, however, do not vary significantly with changes in student population and net revenues and, as a result, such expenses do not fluctuate significantly on a quarterly basis. The second and third quarters of our fiscal year ended September 30, 2003 were favorably impacted by an increase in student population at our NTI campus, which resulted in increased revenue and operational efficiencies during those two quarters. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased enrollments of adult students. In addition, our net revenues for the first fiscal quarter are adversely affected by the fact that we do not recognize revenue during the calendar year-end holiday break, which falls primarily in that quarter.

Year Ended September 30,

(dollars in thousands)

	Net Revenues

	2002		2003

	Amount	Percent	Amount	Percent

	(unaudited)
Three Month Period Ending
December 31,	$34,405	23.8%	$45,374	23.1%
March 31,	35,483	24.6	47,358	24.1
June 30,	35,540	24.6	48,910	24.9
September 30,	38,944	27.0	54,853	27.9

	$144,372	100.0%	$196,495	100.0%

	Income from Operations

	2002		2003

	Amount	Percent	Amount	Percent

	(unaudited)
Three Month Period Ending
December 31,	$6,249	28.4%	$8,240	22.8%
March 31,	6,096	27.7	9,482	26.2
June 30,	4,766	21.6	9,171	25.4
September 30,	4,907	22.3	9,263	25.6

	$22,018	100.0%	$36,156	100.0%

Quantitative and Qualitative Disclosures about Market Risk

      Our principal exposure to market risk relates to changes in interest rates. At September 30, 2003, we had $31.5 million of loans outstanding under our senior credit facilities, all of which bear interest based on LIBOR or prime rate. Each 1% increase in these interest rates could add $315,000 per year to our interest expense.

      The fair value of our fixed rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in increases or decreases in the fair value of our debt due to differences between market interest rates and rates in effect at the inception of our debt obligation. Changes in the fair value of our fixed rate debt have no impact on our cash flows or consolidated financial statements.

Effect of Inflation

      To date, inflation has not had a significant effect on our operations.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and should be initially measured at fair value. Under EITF Issue No. 94-3, a liability for such costs is recognized as of the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that we initiated after December 31, 2002. Our adoption of SFAS No. 146 did not have a material effect on our financial condition or results of operations.

      In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. FIN No. 45’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Our adoption of this Interpretation did not have a material impact on our consolidated financial statements or disclosures.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation — An Amendment of SFAS No. 123.” Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. Our adoption of SFAS No. 148 has resulted in expanded disclosure to include the effect of stock-based compensation in interim reporting.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” FIN No. 46 provides guidance on the identification of entities of which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The transitional disclosure requirements of FIN No. 46 are required in all financial statements initially issued after January 31, 2003, if certain conditions are met. Our adoption of this Interpretation did not have a material impact on our consolidated financial statements or disclosures.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Our adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements or disclosures.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting and disclosure requirements for certain financial instruments that, under previous guidance, could be classified as equity. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Upon adoption of SFAS No. 150, effective July 1, 2003, we classified as a liability the redeemable series A, series B, and series C preferred stock with a combined carrying value of approximately $25.5 million. Additionally, effective July 1, 2003 the dividends on these securities were included as a component of interest expense instead of preferred stock dividends in the consolidated statement of operations. SFAS No. 150 prohibits restatements of financial statements for periods prior to adoption and, accordingly, these changes were made prospectively.

BUSINESS

General

      We are a leading provider of post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians, as measured by total undergraduate enrollment and number of graduates. We offer undergraduate degree, diploma and certificate programs at seven campuses across the United States, and manufacturer-sponsored advanced programs at 22 dedicated training centers. For the twelve months ended September 30, 2003, our average undergraduate enrollments were 10,568. We have provided technical education for over 35 years.

      We work closely with leading original equipment manufacturers (OEMs) in the automotive, diesel, motorcycle and marine industries to understand their needs for qualified service professionals. By staying current on the equipment and technology employed by OEMs, we are able to continuously refine and expand our programs and curricula. We believe that our industry-oriented educational philosophy and national presence have enabled us to develop valuable industry relationships that provide us with a significant competitive strength and support our market leadership. We are a primary, and often the sole, provider of manufacturer-based-training programs pursuant to written agreements with various OEMs whereby we provide technician training programs using their equipment and vehicles. These OEMs include Audi of America; American Honda Motor Co., Inc.; BMW of North America, LLC; Ford Motor Co.; International Truck and Engine Corp.; Jaguar Cars, Inc.; Mercedes-Benz USA, LLC; Mercury Marine; Porsche Cars of North America, Inc.; Volkswagen of America, Inc.; and Volvo Cars of North America, Inc.

      Through our campus-based undergraduate programs, we offer specialized technical education under the banner of several well-known brands, including Universal Technical Institute (UTI), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, MMI) and NASCAR Technical Institute (NTI). Our undergraduate programs are designed to be completed in 12 to 18 months and culminate in an associate’s degree, diploma or certificate, depending on the program and campus. Tuition ranges from approximately $17,000 to $31,000 per program, primarily depending on the nature and length of the program. All of our undergraduate programs are accredited and eligible for federal Title IV financial aid. Upon completion of one of our automotive or diesel undergraduate programs, qualifying students have the opportunity to enroll in one of the manufacturer-sponsored advanced training programs that we offer. These training programs are manufacturer-specific and are offered in a facility in which the OEM supplies the cars, equipment, specialty tools and curriculum. Tuition for these advanced training programs is paid by each participating OEM in return for a commitment by the student to work for a dealer of that OEM upon graduation. We also provide continuing education and retraining to experienced technicians at our customers’ sites or in our training facilities.

      A portion of the proceeds from this offering will be used to redeem the outstanding shares of our series A, series B and series C preferred stock that will not be exchanged by their holders into common stock, and to pay the accrued but unpaid dividends on our preferred stock. By virtue of their holdings of the shares of preferred stock, several of our executive officers, directors and principal stockholders will receive a significant amount of this portion of the proceeds, including approximately $3.6 million to Robert Hartman, approximately $1.5 million to John White and approximately $50,000 to Kimberly McWaters.

      Immediately after this offering, our executive officers, directors and principal stockholders will, in the aggregate, directly or indirectly hold approximately 67.8% of our outstanding shares. Accordingly, in the event that all or some of these stockholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions.

Our History

      We were founded in Phoenix, Arizona in 1965 to educate students in automotive services. Since our inception, we have expanded our programs with additional curricula and have opened new campuses, growing internally and through acquisitions. To address the needs of corporate clients, we started providing continuing education and training for technicians in 1980. In 1983, we opened our Houston, Texas campus, and in 1988 we opened our Glendale Heights, Illinois campus outside of Chicago. In 1998, we opened a campus in Rancho Cucamonga, California.

      In January 1998, we acquired all of the assets of the parent company of MMI, which expanded our program offerings to include motorcycle and marine technician training. From its inception in 1973, MMI grew from a small operator of regional training centers to an educational institution with campus locations in Phoenix, Arizona and Orlando, Florida and relationships with leading OEMs in the motorcycle and marine industries. Concurrent with this acquisition, in order to provide liquidity for certain stockholders and capital for the acquisition of MMI, and to fund growth, we recapitalized our company with the assistance of The Jordan Company, LLC. As part of the recapitalization, we sold preferred and common equity to a group of investors assembled by The Jordan Company, consisting of private equity investors, individual investors employed by or serving as consultants to The Jordan Company and certain members of our management team. In April 2002, we sold convertible preferred equity to a group of investors, including Charlesbank Capital Partners, LLC and Worldwide Training Group, LLC, to reduce our outstanding debt and provide capital for growth.

      In July 1999, we entered into a licensing arrangement with the National Association for Stock Car Auto Racing (NASCAR) to build NTI. NTI is the nation’s first NASCAR-licensed technical training school to combine general automotive and NASCAR technology. The school is an extension of NASCAR’s Officially Licensed Automotive Aftermarket Program. Opened in July 2002, NTI is located in Mooresville, North Carolina.

Industry

      Based on estimates by the U.S. Department of Education, National Center for Education Statistics, expenditures for post-secondary education exceeded $250 billion in the 2002-2003 academic year. While public and private four-year colleges currently represent a majority of this spending, a fast-growing segment of the post-secondary education market is the field of technical, career-oriented training. According to the Bureau of Labor Statistics, occupations requiring a post-secondary vocational credential or an academic degree, which accounted for 29% of all jobs in 2000, will account for 42% of total job growth from 2000 to 2010. To address the need for career-focused technical curricula, post-secondary institutions are increasingly offering programs in automotive technology, health sciences and information technology. According to data collected by the U.S. Department of Labor, there will be approximately 55,000 new job openings each year from 2000 to 2010 in the fields we serve.

      In recent years, there has been an increasing shortage of qualified service technicians in the automotive, diesel, collision repair, motorcycle and marine industries. This shortage primarily is being driven by the rapid technological advancement in these industries and an aging workforce. For example, an automobile can have up to 42 microprocessors to meet the need for sophisticated engine controls, comply with fuel emissions standards, perform advanced diagnostic analysis, enhance safety features (such as anti-lock brakes or automatic airbags) and provide certain comfort and convenience features (such as global positioning systems or sophisticated climate controls). Aspiring technicians must have sophisticated technical skills and be able to adapt to continually changing technologies, making it increasingly challenging for them to be self-trained. Furthermore, technicians working for particular dealers of such manufacturers need additional training to familiarize themselves with technologies that are proprietary to those manufacturers. In addition to creating employment requirements for new technicians, these technological changes have increased the need for continuing training for working technicians.

      As a result of these trends, we believe that the market for qualified service technicians is large and growing. In 2000, the U.S. Department of Labor estimated that there were approximately 840,000 working automotive technicians in the United States, and that this number was expected to increase by 18% from 2000 to 2010. Other 2000 estimates provided by the U.S. Department of Labor indicate that, from 2000 to 2010, the number of technicians in the other industries we serve, including diesel repair, collision repair, motorcycle repair and marine repair, are expected to increase by 14%, 10%, 9% and 9%, respectively. Furthermore, the National Auto Dealers Association cites a current shortage of approximately 60,000 automotive technicians.

      The rapidly changing technologies in the fields that we serve dictate that manufacturers and dealers continually invest in their training programs. The recurring need and resultant expense of training technicians has led many manufacturers to outsource training that was formerly conducted internally. Traditionally, manufacturers and dealers spend a significant amount of time recruiting and training entry-level technicians. Automotive manufacturers typically look to their dealerships to recruit and screen applicants; however, local dealerships may lack recruiting resources and expertise, making it difficult for them to attract qualified candidates. By outsourcing their recruiting and training, manufacturers and dealers can better focus on their core activities. In addition, by hiring technicians directly from our graduating classes, manufacturers and dealers are able to benefit from our extensive national recruiting effort and employ a qualified technician at a lower overall cost than they could through their own recruitment and training efforts. Given our national presence and manufacturer support, we believe that we are in a position to provide these training services on a cost-effective basis.

Competitive Strengths

      We believe that we are well positioned to capitalize on these market opportunities as a result of the following competitive strengths:

•	Industry-Oriented Business Model. We work extensively with leading automotive, diesel, collision repair, motorcycle and marine equipment manufacturers, dealers and suppliers to determine the present and future needs of the end-markets our graduates enter and to tailor our educational programs to best serve those constituents. As a result, we believe that our graduates have the opportunity to work for the most desirable employers in their chosen fields due to the quality of their education and their commitment to careers as professional service technicians. In turn, we believe that the higher quality employment opportunities available to our graduates drive increased enrollments at our campuses and training centers.

•	Unique Manufacturer-Based Programs. We work closely with OEMs to develop brand-specific education programs. Participating manufacturers typically assist us in developing course content and curricula, and provide us with equipment, specialty tools and parts at no charge. In addition, the manufacturer pays the full tuition of each student enrolled in our advanced training programs. Our collaboration with OEMs enables us to provide highly specialized education to our students, resulting in improved employment opportunities and the potential for higher wages for graduates. Pursuant to written agreements, we provide such programs for Audi of America; American Honda Motor Co., Inc.; BMW of North America, LLC; Ford Motor Co.; International Truck and Engine Corp.; Jaguar Cars, Inc.; Mercedes-Benz USA, LLC; Mercury Marine; Porsche Cars of North America, Inc.; Volkswagen of America, Inc.; and Volvo Cars of North America, Inc.

•	Industry Relationships. In addition to our curriculum-based relationships with OEMs, we develop and maintain a variety of complementary relationships with parts and tools suppliers, enthusiast organizations and other participants in the industries we serve. Currently, these relationships include, among others, an agreement with Snap-on Tools pursuant to which we have agreed to use Snap-on Tools in the training of our students and have granted Snap-on Tools exclusive access to our campuses for display advertising, and a licensing agreement with the National Association for Stock Car Auto Racing (NASCAR) to use its name for our school in Mooresville, North Carolina and to become its exclusive education provider for automotive technicians. These relationships provide us with a variety of strategic and financial benefits, including equipment sponsorship, new product support, licensing and branding opportunities, and selected financial sponsorship for our campuses and students. We believe that these relationships improve the quality of our educational programs, reduce our investment cost of equipping classrooms, enable us to expand the scope of our programs, strengthen our graduate placements and enhance our overall image within the industry.

•	National Presence. Since our founding in 1965, we have grown our business and expanded our campus platform to establish a national presence. Through the UTI, MMI and NTI brands, our undergraduate campuses and advanced training centers currently provide us with local representation covering several geographic regions across the United States. Supporting our campuses, we maintain a national recruiting network of approximately 190 education representatives who are able to identify, advise and enroll students from all 50 states. Consequently, unlike competitors with single- or regional-campus models, we are able to effectively reach a national pool of potential students and to provide qualified professionals to our various end-markets on a broad geographic basis.

•	Superior Recruiting Strategy. We employ an integrated marketing and recruitment strategy that we believe enables us to effectively target and recruit both traditional post-secondary students and working adults. Our field-based education representatives provide a local presence to prospective students at high schools across the country. Additionally, our campus-based education representatives respond to media-driven inquiries from adults across the United States who are interested in returning to school. We support our education representatives’ recruiting efforts with a national multimedia marketing strategy that includes television, enthusiast magazines, direct mail and the Internet.

Operating Strategy

      Our goal is to maintain and strengthen our role as a leading provider of technical education services. We intend to pursue the following strategies to attain this goal:

•	Open New Campuses. We continue to identify new markets that we believe will complement our established campus network and support further growth. We believe that there are a number of local markets, in regions where we do not currently have a campus, with both pools of interested prospective students and career opportunities for graduates. By establishing campuses in these locations, we believe that we will be able to supply skilled technicians to local employers, as well as provide educational opportunities for students otherwise unwilling to relocate to acquire a post-secondary education. Additional locations will also provide us with an opportunity to expand our relationships with OEMs by providing a graduate population with greater geographic reach.

•	Increase Recruitment and Marketing. We plan to hire additional education representatives to enhance our recruitment coverage in territories where we are currently active in recruiting students and to expand into new regions and cities. In our 2003 fiscal year, our field-based education representatives made approximately 9,000 high school visits and approximately 414,000 student contacts. In addition, during the same period, our campus-based education representatives addressed approximately 270,000 inquiries from prospective students. We believe that additional education representatives, combined with increased marketing spending, will increase our national presence and enable us to better target the prospective student pool from which we recruit.

•	Expand Program Offerings. As the industries we serve become more technologically advanced, the requisite training for qualified technicians continues to increase. We continually work with our industry customers to expand and adapt our course offerings to meet their needs for skilled technicians. We also intend to increase the number of specialized or manufacturer-specific electives we offer in our undergraduate programs, such as our Hot Rod U high performance series and our Ford-certified elective.

•	Seek Additional Industry Relationships. We actively seek to develop new relationships with leading OEMs, dealership networks and other industry participants. Securing such relationships will enable us to further drive undergraduate enrollment growth, diversify funding sources and expand the scope and increase the number of the programs we offer. We believe that these relationships are also valuable to our industry partners since our programs provide them with a steady supply of highly trained service technicians and are a cost-effective alternative to in-house training. Therefore, we believe that these relationships will also provide us additional incremental revenue opportunities from retraining OEMs’ existing employees.

•	Consider Strategic Acquisitions. We may selectively consider acquisition opportunities that, among other factors, would complement our program offerings, benefit from our expertise and scale in marketing and administration and could be integrated into our existing operations.

Schools and Programs

      Through our campus-based school system, we offer specialized technical education programs under the banner of several well-known brands, including Universal Technical Institute (UTI), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, MMI) and NASCAR Technical Institute (NTI). Our undergraduate programs are designed to be completed in 12 to 18 months and culminate in an associate’s degree, diploma or certificate, depending on the program and campus. Tuition ranges from approximately $17,000 to $31,000 per program, primarily depending on the nature and length of the program. All of our undergraduate programs are accredited and eligible for federal Title IV financial aid. Upon completion of one of our automotive or diesel undergraduate programs, qualifying students have the opportunity to enroll in one of our advanced, manufacturer-specific training programs. These programs are offered in facilities in which OEMs supply the vehicles, equipment, specialty tools and curricula. Tuition for the advanced training programs is paid by each participating OEM in return for a commitment by the student to work for a dealer of that OEM upon graduation. We also provide continuing education and retraining to experienced technicians.

      Our undergraduate schools and programs are summarized in the following table:

		Date
School	Location	Opened	Principal Programs

UTI	Phoenix, Arizona	1965	Automotive; Diesel & Industrial; Automotive/ Diesel; Automotive/ Diesel & Industrial
UTI	Houston, Texas	1983	Automotive; Diesel & Industrial; Automotive/ Diesel; Automotive/ Diesel & Industrial; Collision Repair and Refinishing
UTI	Glendale Heights, Illinois	1988	Automotive; Diesel & Industrial; Automotive/ Diesel; Automotive/ Diesel & Industrial
UTI	Rancho Cucamonga, California	1998	Automotive
MMI	Phoenix, Arizona	1973	Motorcycle
MMI	Orlando, Florida	1986	Motorcycle, Marine
NTI	Mooresville, North Carolina	2002	Automotive with NASCAR

     Universal Technical Institute (UTI)

      UTI is one of the few private, post-secondary schools in the United States to offer automotive, diesel & industrial, and collision repair and refinishing programs that are master certified by the National Automotive Technicians Education Foundation (NATEF), a division of the Institute for Automotive Service Excellence (ASE). All UTI programs are accredited and culminate in an associate’s degree or diploma, depending on the program and campus. Students also have the option to enhance their core program through the Ford Accelerated Credential Training (FACT) Elective, a Ford-specific program that allows them to become Ford-certified technicians.

•	Automotive Technology. Established in 1965, the Automotive Technology program is designed to teach students how to diagnose, service and repair automobiles. The program ranges from 48 to

76 weeks in duration, and tuition ranges from $19,200 to $27,900. Graduates of this program are qualified to work as entry-level service technicians in automotive repair facilities or automotive dealer service departments.

•	Diesel & Industrial Technology. Established in 1968, the Diesel & Industrial Technology program is designed to teach students how to diagnose, service and repair diesel systems and industrial equipment. The program is 45 weeks in duration and tuition ranges from $18,200 to $18,800. Graduates of this program are qualified to work as entry-level service technicians in medium and heavy truck facilities, truck dealerships, or in service and repair facilities for marine diesel engines and equipment utilized in various industrial applications, including materials handling, construction, transport refrigeration or farming.

•	Automotive/Diesel Technology. Established in 1970, the Automotive/ Diesel Technology program is designed to teach students how to diagnose, service and repair automobiles and diesel systems. The program ranges from 66 to 81 weeks in duration and tuition ranges from approximately $23,500 to $29,800. Graduates of this program typically can work as entry-level service technicians in automotive repair facilities, automotive dealer service departments, diesel engine repair facilities, medium and heavy truck facilities or truck dealerships.

•	Automotive/ Diesel & Industrial Technology. Established in 1970, the Automotive/ Diesel & Industrial Technology program is designed to teach students how to diagnose, service and repair automobiles, diesel systems and industrial equipment. The program ranges from 72 to 84 weeks in duration and tuition ranges from $24,400 to $31,000. Graduates of this program are qualified to work as entry-level service technicians in automotive repair facilities, automotive dealer service departments, diesel engine repair facilities, medium and heavy truck facilities, truck dealerships, or in service and repair facilities for marine diesel engines and equipment utilized in various industrial applications, including material handling, construction, transport refrigeration or farming.

•	Collision Repair and Refinishing Technology (CRRT). Established in 1999, the CRRT program teaches students how to repair non-structural and structural automobile damage as well as how to prepare cost estimates on all phases of repair and refinishing. The program ranges from 51 to 57 weeks in duration and tuition ranges from $20,400 to $21,900. Graduates of this program are qualified to work as entry-level service technicians at OEM dealerships and independent repair facilities.

Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, MMI)

•	Motorcycle. Established in 1973, this MMI program is designed to teach students how to diagnose, service and repair motorcycles and all-terrain vehicles. The program ranges from 57 to 81 weeks in duration and tuition ranges from $17,000 to $23,100. Graduates of this program are qualified to work as entry-level service technicians in motorcycle dealerships and independent repair facilities. MMI is supported by all five major motorcycle manufacturers. We have a written agreement with American Honda Motor Co., Inc. and oral understandings with American Suzuki Motor Corp., Harley-Davidson Motor Co., Kawasaki Motors Corp., U.S.A. and Yamaha Motor Corp., USA. These motorcycle manufacturers support us through their endorsement of our curriculum content, assisting our course development, equipment and product donation, and instructor training. Our oral understandings with these manufacturers may be terminated without cause by either party at any time. We estimate that MMI commands over 80% market share in the entry-level motorcycle technician training industry.

•	Marine. Established in 1986, this MMI program is designed to teach students how to diagnose, service and repair boats and personal watercraft. The program is 60 weeks in duration and tuition is approximately $19,900. Graduates of this program are qualified to work as entry-level service technicians for marine dealerships and independent repair shops, as well as for marinas, boat yards and yacht clubs.

NASCAR Technical Institute (NTI)

      Established in 2002, NTI offers the same type of automotive training as UTI does, but with additional NASCAR-specific courses. In addition to the training received in our Automotive Technology program, students are able to learn first-hand on NASCAR engines and equipment and to learn specific skills required for entry-level positions in NASCAR-related career opportunities. The program ranges from 57 to 73 weeks in duration and tuition ranges from $25,100 to $31,200. Similar to graduates of the Automotive Technology program, NTI graduates are qualified to work as entry-level service technicians in automotive repair facilities or automotive dealer service departments. A small percentage of these graduates may have the opportunity to work on NASCAR technician teams.

     Manufacturer-Sponsored Programs

•	Advanced Training Programs. Pursuant to written agreements, we offer manufacturer-specific advanced training programs for the following companies: Audi of America; BMW of North America, LLC; International Truck and Engine Corp.; Jaguar Cars, Inc.; Porsche Cars of North America, Inc.; Volkswagen of America, Inc.; and Volvo Cars of North America, Inc.

•	Audi and Volkswagen. We have a written agreement with Audi of America and Volkswagen of America, Inc. whereby we provide training programs using tools, equipment and vehicles provided by Audi and Volkswagen. This agreement expires on December 31, 2003, is not exclusive and may be terminated for cause by either party. We are currently in discussions with respect to the renewal of this agreement.

•	BMW. We have a written agreement with BMW of North America, LLC whereby we provide training programs, using tools, equipment and vehicles provided by BMW. This agreement expires on December 31, 2003, and may be terminated for cause by either party. This agreement is not exclusive, though, for the duration of its term, BMW may not enter into a similar agreement with any other institution that would conduct such program within 100 miles of an existing UTI program; and we may not provide manufacturer-specific training for any other automotive manufacturer at our BMW training facilities. We are currently in discussions with respect to the renewal of this agreement.

•	International Truck. We have a written agreement with International Truck and Engine Corp. whereby we provide training programs using tools, equipment and vehicles provided by International Truck. This agreement expires on December 31, 2005 and may be terminated without cause by either party upon 180 days written notice.

•	Jaguar. We have a written agreement with Jaguar Cars, Inc. whereby we provide training programs using tools, equipment and vehicles provided by Jaguar. This agreement expires on February 29, 2004 and may be terminated for cause by either party. This agreement is not exclusive, though Jaguar may not enter into a similar agreement with any other institution that would conduct a program within 100 miles of an existing UTI program. We are currently in discussions with respect to the renewal of this agreement.

•	Porsche. We have a written agreement with Porsche Cars of North America, Inc. whereby we provide training programs at a Porsche training center in Atlanta, Georgia, using tools, equipment and vehicles provided by Porsche. This agreement expires on August 31, 2005, is exclusive of all other institutions and may be terminated without cause by Porsche upon 30 days written notice.

•	Volvo. We have a written agreement with Volvo Cars of North America whereby we provide training programs using tools, equipment and marine engines provided by Volvo Penta. This agreement expires on October 31, 2004 and may be terminated without cause by either party upon 90 days written notice.

      These programs are intended to offer in-depth instruction on specific manufacturers’ products, qualifying a graduate for employment with a dealer seeking highly specialized, entry-level technicians with brand-specific skills. The programs range from eight to 27 weeks in duration, and tuition, which generally ranges from $5,000 to $8,200, is paid by the manufacturer. The manufacturer also supplies equipment for the courses.

•	Retraining. Technicians in all of the industries we serve are in regular need of retraining or certification on new technologies. Increasingly, manufacturers such as American Honda Motor Co., Inc.; BMW of North America, LLC; and Mercedes-Benz USA, LLC are outsourcing a portion of this training to education providers such as our company.

Industry Relationships

      We have an extensive network of industry relationships that provide a wide range of strategic and financial benefits, including product/ financial support, licensing and manufacturer training.

•	Product/ Financial Support. Product/financial support is an integral component of our business strategy and is employed across our schools. In these relationships, sponsors provide their products, including equipment and supplies, at little or no cost to us in return for our use of those products in the classroom, or provide financial sponsorship to either us or our students. Product/financial support is an attractive marketing channel for sponsors because our classrooms provide them with early access to the future end-users of their products. As students become familiar with a manufacturer’s products during training, they may be more likely to continue to use the same products upon graduation. Our extensive use of product support relationships allows us to minimize the equipment and supply costs in each of our classrooms and significantly reduces the capital outlay necessary for operating and equipping our campuses.

An example of a product/financial support relationship is:

•	Snap-on Tools. At various stages in our undergraduate programs, students receive a Snap-on Tools entry- level tool set having an approximate retail value of $1,000. We purchase these tool sets from Snap-on Tools at a discount from their list price pursuant to three written agreements. The agreement regarding our MMI locations expires in January 2006 and may be terminated for cause by Snap-on Tools at any time prior to its expiration. The agreement with our NTI location has an indefinite term and may be terminated for cause by Snap-on Tools at any time. The agreement regarding our UTI locations expired by its terms in April 2003 and we are currently operating under oral understandings with respect to the UTI locations. We are currently in negotiation regarding the amendment and renewal of the expired UTI contract. In the context of this relationship, we have granted Snap-on Tools exclusive access to our campuses and display advertising and we have agreed to use Snap-on tools to train our students. We receive credits from Snap-on Tools for tool kits and any additional purchases made by our students. We can then redeem those credits to purchase Snap-on Tools equipment and tools for our campuses at the full retail list price.

•	Licensing. Licensing encompasses our affiliation with key industry brands. We pay a licensing fee and, in return, receive the right to use a particular industry participant’s name or logo in our promotional materials and on our campuses. We believe that our current and potential students generally identify favorably with the recognized brand names licensed to us, enhancing our reputation and the effectiveness of our marketing efforts.

An example of a licensing arrangement is:

•	NASCAR. In July 1999, we entered into a licensing arrangement with NASCAR and became its exclusive education provider for automotive technicians. This written agreement expires on June 30, 2007 and may be terminated for cause by either party at any time prior to its expiration. In July 2002, the NASCAR Technical Institute opened in Mooresville, North Carolina. More than 1,200 students currently attend this campus. This relationship provides us with access to the extensive network of NASCAR sponsors, presenting us with the opportunity to enhance our product support relationships. The popular NASCAR brand name combined with the opportunity to learn on high-performance cars is a powerful recruiting and retention tool for a broad group of potential students.

•	Manufacturer Training. Manufacturer training relationships provide benefits to us that impact each of our education programs. These relationships induce entry-level training tailored to the needs of a specific manufacturer, as well as continuing education and retraining of experienced technicians. In our entry-level programs, students receive training and certification on a given manufacturer’s products. In return, the manufacturer supplies equipment, specialty tools and parts, and assistance in developing curricula. Students who receive this training are often certified to work on that manufacturer’s products when they complete the program. That certification typically leads to both improved employment opportunities and the potential for higher wages. Manufacturer training relationships lower the capital investment necessary to equip our classrooms and provide us with a significant marketing advantage. In addition, through these relationships, manufacturers are able to increase the pool of skilled resources available to service and repair their products.

We actively seek to extend our relationship with a given manufacturer by providing the manufacturer’s retraining. Like the advanced training, these programs are built on a training relationship under which the manufacturer not only provides the equipment and curriculum but also pays for the students’ tuition. These retraining courses often take place within our existing facilities, allowing the manufacturer to avoid the costs associated with establishing its own dedicated facility.

Examples of Manufacturer Training relationships include:

•	Ford Motor Company. Pursuant to a written agreement, we offer the Ford Accelerated Credential Training (FACT) Elective to all of the students in our Automotive and Automotive/Diesel programs. The FACT Elective is a 15-week course in Ford-specific training, during which students are able to earn Ford certifications. Ford Motor Company provides the curriculum, vehicles, specialty equipment and other training aids required in this elective. This agreement has an indefinite term and may be terminated without cause by either party upon six months written notice.

•	Mercedes-Benz USA, LLC. Pursuant to a written agreement, we offer the Mercedes-Benz ELITE training program. This is a 16-week advanced training program that enables students to earn Mercedes-Benz training credits in service maintenance, diagnosis and repair of most Mercedes-Benz vehicle systems. Highly ranked graduates of UTI’s Automotive and Automotive/ Diesel programs may apply for acceptance into the Mercedes-Benz ELITE training program. Tuition for the program is paid by the manufacturer. All curricula, vehicles, specialty tools and training aids are provided by Mercedes-Benz. This agreement expires on September 30, 2005 and may be terminated without cause by Mercedes-Benz upon 60 days written notice. Recently, pursuant to an additional written agreement that expires on May 31, 2006, we added a Mercedes-Benz ELITE training program for graduates of the CRRT program. In addition, we provide training for Mercedes-Benz factory technicians on a regular basis at our Houston, Texas facility.

•	American Honda Motor Co., Inc. Pursuant to two written agreements, American Honda Motor Co., Inc. supports our campus training program called HonTech® by donating equipment and providing curriculum. In addition, we provide continuing marine and motorcycle training for experienced American Honda technicians. We oversee administration of the training programs, including scheduling classes and technician enrollment. Our instructors provide the training at American Honda-authorized training centers across the United States. The marine training agreement expires upon completion of the final class taught in March 2004 and the motorcycle training agreement expires on September 30, 2004. Each agreement may be terminated for cause by American Honda at any time prior to its expiration.

Student Recruitment Model

      We strive to increase our school enrollment and profitability through a dedicated marketing program designed to maximize market penetration. Our strategy is to recruit a geographically dispersed and demographically diverse student body, including both recent high school graduates and adults. Due to the diverse backgrounds and locations of students who attend our schools, we utilize a variety of marketing techniques to recruit applicants to our programs, including:

•	Field-Based Representatives. Our field-based education representatives recruit prospective students from high schools across the country. Over the last three fiscal years, approximately 60% of our student population has been recruited directly out of high school. Currently, we have 129 field-based education representatives, an increase from 58 field-based representatives as of the end of our 1998 fiscal year, with assigned territories covering the United States and U.S. territories. Our field-based education representatives recruit students by making career presentations at high schools and direct presentations at the homes of prospective students. We estimate that in our 2003 fiscal year, our education representatives made approximately 9,000 high school visits and approximately 414,000 student contacts.

Our reputation in local, regional and national business communities, endorsements from high school guidance counselors and the recommendations of satisfied graduates are some of our most effective recruiting tools. Accordingly, we strive to build relationships with the people who influence the career decisions of prospective students, such as vocational instructors and high school guidance counselors. Every year, we conduct seminars for high school career counselors and instructors at our training facilities and campuses as a means of further educating these individuals on the merits of our programs. We estimate that as much as 9% of our enrollment comes from referrals from our staff, current students and alumni.

•	Campus-Based Representatives. In addition to our field-based education representatives, we use campus-based representatives to recruit students. These representatives respond to targeted marketing leads and inbound inquiries to directly recruit new students — typically adults returning to school — from anywhere across the United States. We estimate that our 59 campus-based education representatives, an increase from 35 campus-based education representatives at the end of our 1998 fiscal year, addressed approximately 270,000 media-driven inquiries in our 2003 fiscal year. Since working adults tend to start our programs throughout the year instead of in the fall as is most typical of traditional school calendars, these students help balance our enrollment throughout the year.

•	Marketing and Advertising. We make use of multiple direct and indirect marketing and advertising channels aimed at prompting enthusiasts and underemployed or unemployed prospective students to contact us. We select various advertising methods on a national, regional and local basis to drive enrollments at our campuses. We utilize television advertising on national cable networks such as Speed Channel, Fox Sports Net, Spike TV (formerly known as TNN) and Outdoor Life Network, as well as on local stations. We advertise in both national and regional automotive, motorcycle and marine enthusiast publications, including Harley-Davidson’s enthusiast publication which has a circulation of over 495,000. We also employ direct mailings and maintain a proprietary database consisting of over 980,000 names that enable us to target both high school students and working adults throughout the year.

Student Admissions and Retention

      We currently employ approximately 190 field- and campus-based education representatives who work directly with prospective students to facilitate the enrollment process. At each campus, student admissions are overseen by an admissions department that reviews each application. We screen prospective student applications to increase the likelihood that all admitted students are capable of completing the requisite coursework and are ready to obtain employment following graduation. Different programs have varying admissions standards. For example, applicants for the diploma and associate of occupational studies programs must be at least 16 years of age and have a high school diploma or certification of high school equivalency (G.E.D.). Applicants for the certificate programs must have a high school diploma or G.E.D. or be beyond the age of compulsory school attendance and have the ability to benefit from the training offered, as determined by personal interviews and performance on the Wonderlic Scholastic Level Exam.

      To maximize student persistence, we have staff and other resources to assist and advise students regarding academic, financial, personal and employment matters. Currently, our student completion rate is typically above 70%, which we believe compares favorably with other providers of comparable educational/ training programs.

Enrollment

      We enroll students continuously throughout the year. For the year ended September 30, 2003, we had an average enrollment of 10,568 full-time undergraduate students, representing an increase of approximately 27.68% as compared to the year ended September 30, 2002 and making us the largest provider of post-secondary education in our fields of study. Currently, our student body is geographically diverse, with approximately 80% of our students at most campuses having relocated to attend our programs. For the twelve months ended September 30, 2001, 2002 and 2003, we had average enrollments of 6,710 and 8,277 and 10,568 full-time students, respectively.

Graduate Placement

      We believe that securing employment for our graduates is critical to our ability to attract high quality prospective students. In addition, high placement rates are directly correlated to low student loan default rates, an important requirement for continuing participation in Title IV federal funding programs. Accordingly, we dedicate significant resources to maintaining an efficient graduate placement program. Our consolidated graduate placement rates were 90%, 89% and 90% for our fiscal years 2000, 2001 and 2002, respectively.

      Our schools utilize their externship programs to develop job opportunities and referrals. During the course of each program, students receive instruction on job search and interviewing skills and have available reference materials and assistance with the composition of resumes.

      Currently, over 3,200 employers participate in the Tuition Reimbursement Incentive Program (TRIP), whereby employers of our graduates make some or all of the graduates’ monthly student loan payments for as long as they employ the graduate or until the loan is paid in full, whichever is earlier. We believe that TRIP provides us with a more compelling value proposition to prospective students and further enhances our relationship with our OEM partners.

Faculty and Employees

      Faculty members are hired nationally in accordance with established criteria, applicable accreditation standards and applicable state regulations. Members of our faculty are primarily industry professionals and are hired based on their prior work and educational experience. We require a specific level of industry experience in order to enhance the quality of the programs that we offer and to address current and industry-specific issues in the course content. We provide intensive instructional training and continuing education to our faculty members to maintain the quality of instruction in all fields of study. Generally, our existing instructors have between four and seven years teaching experience and our average undergraduate student-to-teacher ratio is approximately 22-to-1.

      The staff of each school includes a school director, a director of graduate placement, an education director, a director of student services, a financial-aid director, an accounting manager or division controller and a director of admissions. The staff is composed of industry professionals with experience in the fields that we serve. As of September 30, 2003, we had approximately 1,500 full-time employees, including approximately 330 student support employees and approximately 750 full-time faculty members.

      None of our employees is represented by labor unions or is subject to collective bargaining agreements. We have never experienced a work stoppage, and we believe that we have a good relationship with our employees. However, as we open or acquire campuses in new geographic areas, we may encounter employees who desire or maintain union representation.

Seasonality

      Our business is subject to seasonal variations, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduation and student attrition. Historically, our campuses have had lower student populations in the third fiscal quarter than in the remainder of the year because fewer students are enrolled during the summer months. Our expenses, however, do not significantly vary with changes in student population and net revenues and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased enrollments of adult students.

Competition

      The career-oriented school industry is highly fragmented, with no one provider or public institution controlling a significant market share. Generally, there is limited direct competition between career-oriented schools and traditional four-year colleges or universities. Our main competitors are traditional public and private two-year junior and community colleges, other proprietary career-oriented schools and technical schools, including Lincoln Technical Institute and Wyoming Technical Institute, which is owned by Corinthian Colleges, Inc. We compete at a local and regional level based primarily on the content, visibility and accessibility of academic programs, the quality of instruction and the time necessary to enter the workforce. We believe that we are superior to our competitors in size, industry relationships, brand, reputation and recruiting capability.

Campuses and Other Properties

      The following chart provides information relating to our seven leased campuses and other leased properties:

			Approximate
			Square
	School/Program	Location	Footage

Campus:	UTI	Phoenix, Arizona(1)	166,000
	UTI	Houston, Texas	178,000
	UTI	Glendale Heights, Illinois	125,000
	UTI	Rancho Cucamonga, California	83,000
	MMI	Phoenix, Arizona	109,000
	MMI	Orlando, Florida	108,000
	NTI	Mooresville, North Carolina	146,000
Corporate Offices:	Headquarters	Phoenix, Arizona	47,100

(1) We have entered into a lease for a new 273,000 square foot facility in Avondale, Arizona. It is currently contemplated that this new facility will replace the current UTI Phoenix, Arizona facility and certain manufacturer training facilities in the summer of 2004. This replacement is not expected to increase our student capacity.

			Approximate
			Square
	School/Program	Location	Footage

Advanced Training Centers:	Audi Academy	Phoenix, Arizona	10,000
	Audi Academy	Glendale Heights, Illinois	6,500
	Audi Academy	Allentown, Pennsylvania	6,200
	BMW STEP	Phoenix, Arizona	9,700
	BMW STEP	Ontario, California	2,500
	BMW STEP	Houston, Texas	7,500
	BMW STEP	Upper Saddle River, New Jersey	7,500
	BMW STEP	Orlando, Florida	13,300
	Ford Technical Institute	Dearborn, Michigan	9,600
	Jaguar PACE	Orlando, Florida	13,300
	International Tech Education Program	Carol Stream, Illinois	7,100
	Mercedes-Benz ELITE	Rancho Cucamonga, California	8,700
	Mercedes-Benz ELITE	Orlando, Florida	10,100
	Mercedes-Benz ELITE	Houston, Texas	27,600
	Mercedes-Benz ELITE	Glendale Heights, Illinois	11,900
	Mercedes-Benz ELITE	Allentown, Pennsylvania	10,600
	Porsche TAP	Atlanta, Georgia	5,000
	Volkswagen V.S.T.T.	Glendale Heights, Illinois	6,900
	Volkswagen V.S.T.T.	Allentown, Pennsylvania	6,900
	Volkswagen V.S.T.T.	Rancho Cucamonga, California	8,700
	Volvo SAFE	Glendale Heights, Illinois	11,000
	Volvo SAFE	Phoenix, Arizona	10,000

Environmental Matters

      We use hazardous materials at our training facilities and campuses, and generate small quantities of waste such as used oil, antifreeze, paint and car batteries. As a result, our facilities and operations are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. We are also required to obtain permits for our air emissions, and to meet operational and maintenance requirements, including periodic testing, for an underground storage tank located at one of our properties. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines or penalties.

Legal Proceedings

      In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, claims involving students or graduates and routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

REGULATORY ENVIRONMENT

      Our schools and students participate in a variety of government-sponsored financial aid programs to assist students in paying the cost of their education. The largest source of such support is the federal programs of student financial assistance under Title IV of the Higher Education Act of 1965, as amended, commonly referred to as Title IV Programs, which are administered by the U.S. Department of Education or ED. In our 2003 fiscal year, we derived approximately 68% of our net revenues from Title IV Programs.

      To participate in Title IV Programs, a school must be authorized to offer its programs of instruction by relevant state education agencies, be accredited by an accrediting commission recognized by ED, and be certified as an eligible institution by ED. For this reason, our schools are subject to extensive regulatory requirements imposed by all of these entities.

State Authorization

      Each of our schools must be authorized by the applicable state education agency of the state in which the school is located in order to operate and to grant degrees, diplomas or certificates to its students. Our schools are subject to extensive, ongoing regulation by each of these states. State authorization is also required for an institution to become and remain eligible to participate in Title IV Programs. In addition, our schools are required to be authorized by the applicable state education agencies of certain other states in which our schools recruit students. Currently, each of our schools is authorized by the applicable state education agency or agencies.

      The level of regulatory oversight varies substantially from state to state, and is very extensive in some states. State laws typically establish standards for instruction, qualifications of faculty, location and nature of facilities and equipment, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees, diplomas or certificates. Some states prescribe standards of financial responsibility that are different from, and in certain cases more stringent than, those prescribed by ED, and some states require schools to post a surety bond. Currently, we have posted surety bonds on behalf of our schools and education representatives with multiple states in a total amount of approximately $8.0 million. These bonds are backed by letters of credit. We believe that each of our schools is in substantial compliance with state education agency requirements. If any one of our schools lost its authorization from the education agency of the state in which the school is located, that school would be unable to offer its programs and we could be forced to close that school. If one of our schools lost its state authorization from a state other than the state in which the school is located, the school would not be able to recruit students in that state.

      In August 2003, due to reduced state appropriations, the State of Illinois eliminated the positions of all employees in the office of the Illinois State Board of Education, or ISBE, that authorizes and oversees private business and technical schools, and that office has ceased to function. That office oversees over 200 schools, including our UTI school in Glendale Heights, Illinois. ISBE recently reauthorized UTI/ Illinois to operate through June 2004. Despite the elimination of the employee positions in ISBE, the State of Illinois did not repeal or suspend the requirements imposed by the Illinois Private Business and Vocational Schools Act. It is not clear how the elimination of the employee positions in ISBE will affect the ongoing operations of UTI/ Illinois, including the implementation of any changes in operations for which the school is required to obtain the approval of ISBE, such as the change of control resulting from this offering, the opening of a new campus, the introduction of new programs or the hiring or placement of new education representatives. Due to state budget constraints in other states in which we operate, such as Texas and California, it is possible that those states may reduce the number of employees in, or curtail the operations of, the state education agencies that authorize our schools. A delay or refusal by any state education agency in approving any changes in our operations that require state approval could prevent us from making such changes or could delay our ability to make such changes.

Accreditation

      Accreditation is a non-governmental process through which a school submits to ongoing qualitative review by an organization of peer institutions. Accrediting commissions primarily examine the academic quality of the school’s instructional programs, and a grant of accreditation is generally viewed as confirmation that the school’s programs meet generally accepted academic standards. Accrediting commissions also review the administrative and financial operations of the schools they accredit to ensure that each school has the resources necessary to perform its educational mission.

      Accreditation by an accrediting commission recognized by ED is required for an institution to be certified to participate in Title IV Programs. In order to be recognized by ED, accrediting commissions must adopt specific standards for their review of educational institutions. All of our schools are accredited by the Accrediting Commission of Career Schools and Colleges of Technology, or ACCSCT, an accrediting commission recognized by ED. We believe that each of our schools is in substantial compliance with ACCSCT accreditation standards. If any one of our schools lost its accreditation, students attending that school would no longer be eligible to receive Title IV Program funding, and we could be forced to close that school.

Nature of Federal and State Support for Post-Secondary Education

      The federal government provides a substantial part of its support for post-secondary education through Title IV Programs, in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible by ED. Most aid under Title IV Programs is awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV Program funds must maintain a satisfactory grade point average and progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV Program funds are properly accounted for and disbursed in the correct amounts to eligible students.

      Students at our schools receive grants and loans to fund their education under the following Title IV Programs: (1) the Federal Family Education Loan, or FFEL, program, (2) the Federal Pell Grant, or Pell, program, (3) the Federal Supplemental Educational Opportunity Grant, or FSEOG, program, and (4) the Federal Perkins Loan, or Perkins, program.

      FFEL. Under the FFEL program, banks and other lending institutions make loans to students or their parents. If a student or parent defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by ED. Students with financial need qualify for interest subsidies while in school and during grace periods. In our 2003 fiscal year, we derived more than 58% of our net revenues from the FFEL program.

      Pell. Under the Pell program, ED makes grants to students who demonstrate financial need. In our 2003 fiscal year, we derived approximately 10% of our net revenues from the Pell program.

      FSEOG. FSEOG grants are designed to supplement Pell grants for students with the greatest financial needs. An institution is required to make a 25% matching contribution for all funds received from ED under this program. In our 2003 fiscal year, we derived less than 1% of our net revenues from the FSEOG program.

      Perkins. Perkins loans are made from a revolving institutional account, 75% of which is capitalized by ED and the remainder by the institution. Each institution is responsible for collecting payments on Perkins loans from its former students and lending those funds to currently enrolled students. Defaults by students on their Perkins loans reduce the amount of funds available in the applicable school’s revolving account to make loans to additional students, but the school does not have any obligation to guarantee the loans or repay the defaulted amounts. In our 2003 fiscal year, we derived less than 1% of our net revenues from the Perkins program.

      Some of our students receive financial aid from federal sources other than Title IV Programs, such as the programs administered by the U.S. Department of Veterans Affairs and under the Workforce Investment Act. In addition, many states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility requirements for state financial aid and these other federal aid programs vary among the funding agencies and by program. Several states that provide financial aid to our students, including California, are facing significant budgetary constraints. We believe that the overall level of state financial aid for our students is likely to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last.

Regulation of Federal Student Financial Aid Programs

      To participate in Title IV Programs, an institution must be authorized to offer its programs by the relevant state education agencies, be accredited by an accrediting commission recognized by ED and be certified as eligible by ED. ED will certify an institution to participate in Title IV Programs only after the institution has demonstrated compliance with the Higher Education Act and ED’s extensive regulations regarding institutional eligibility. An institution must also demonstrate its compliance to ED on an ongoing basis. These standards are applied primarily on an institutional basis, with an institution defined by ED as a main campus and its additional locations, if any. Under this definition, for ED purposes, we have the following three institutions:

•	Universal Technical Institute of Arizona

                Main campus: Universal Technical Institute, Phoenix, Arizona

Additional locations:	Universal Technical Institute, Glendale Heights, Illinois

                                     Universal Technical Institute, Rancho Cucamonga, California

                                     NASCAR Technical Institute, Mooresville, North Carolina

•	Clinton Technical Institute

                Main campus: Motorcycle Mechanics Institute, Phoenix, Arizona

                Additional location: Motorcycle and Marine Mechanics Institute, Orlando, Florida

•	Universal Technical Institute of Texas

                Main campus: Universal Technical Institute, Houston, Texas

                Additional locations: None

All of our schools are currently certified by ED to participate in Title IV Programs.

      The substantial amount of federal funds disbursed through Title IV Programs, the large numbers of students and institutions participating in those programs and instances of fraud and abuse by some schools and students in the past have caused Congress to require ED to increase its level of regulatory oversight. Accrediting commissions and state education agencies also have responsibilities for overseeing compliance of institutions with Title IV Program requirements. As a result, each of our institutions is subject to detailed oversight and review, and must comply with a complex framework of laws and regulations. Because ED periodically revises its regulations and changes its interpretation of existing laws and regulations, we cannot predict with certainty how the Title IV Program requirements will be applied in all circumstances.

      Significant factors relating to Title IV Programs that could adversely affect us include the following:

      Congressional Action. Political and budgetary concerns significantly affect Title IV Programs. Congress must reauthorize the Higher Education Act approximately every six years. The last reauthorization took place in 1998. Consequently, Congress recently began the process of reviewing and reauthorizing the Higher Education Act again, a process that is expected to be concluded in late 2004. We believe that this reauthorization will likely result in numerous changes to the Higher Education Act. At this time, we cannot determine what changes Congress will make.

      In addition, Congress reviews and determines federal appropriations for Title IV Programs on an annual basis. Congress can also make changes in the laws affecting Title IV Programs in the annual appropriations bills and in other laws it enacts between the Higher Education Act reauthorizations. Since a significant percentage of our net revenues is derived from Title IV Programs, any action by Congress that significantly reduces Title IV Program funding or the ability of our schools or students to participate in Title IV Programs could reduce our student enrollment and net revenues. Congressional action may also increase our administrative costs and require us to modify our practices in order for our schools to comply fully with Title IV Program requirements.

      The “90/10 Rule.” A proprietary institution, such as each of our institutions, loses its eligibility to participate in Title IV Programs if, on a cash accounting basis, it derives more than 90% of its revenue for any fiscal year from Title IV Programs. Any institution that violates this rule becomes ineligible to participate in Title IV Programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and is unable to apply to regain its eligibility until the next fiscal year. If one of our institutions violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

      We have calculated that, for each of our 2001, 2002 and 2003 fiscal years, none of our institutions derived more than 81.4% of its revenue from Title IV Programs for any fiscal year. For our 2003 fiscal year, our institutions’ 90/10 Rule percentages ranged from 73.5% to 80.0%. We regularly monitor compliance with this requirement to minimize the risk that any of our institutions would derive more than the maximum percentage of its revenue from Title IV Programs for any fiscal year. If an institution appeared likely to approach the maximum percentage threshold, we would consider making changes in student financing to comply with the 90/10 Rule.

      Student Loan Defaults. An institution may lose its eligibility to participate in some or all Title IV Programs if the rates at which the institution’s current and former students default on their federal student loans exceed specified percentages. ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. ED calculates an institution’s cohort default rate on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. An institution whose FFEL cohort default rate is 25% or greater for three consecutive federal fiscal years (which correspond to our fiscal years) loses eligibility to participate in the FFEL and Pell programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose FFEL cohort default rate for any single federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated by ED.

      None of our institutions has had an FFEL cohort default rate of 25% or greater for any of the federal fiscal years 1999, 2000 and 2001, the three most recent years for which ED has published such rates. The following table sets forth the FFEL cohort default rates for our institutions for those years.

	FFEL Cohort Default
	Rate

School	1999	2000	2001

UTI/Arizona	6.8%	6.7%	4.4%
Clinton Technical Institute (dba MMI)	7.5%	8.7%	5.9%
UTI/Texas	12.3%	15.6%	8.1%

      An institution whose cohort default rate under the FFEL program is 25% or greater for any one of the three most recent federal fiscal years, or whose cohort default rate under the Perkins program exceeds 15% for any federal award year (the twelve-month period from July 1 through June 30), may be placed on provisional certification status by ED for up to four years. All of our institutions have Perkins cohort default rates greater than 15%, but not greater than 20%, for students who were scheduled to begin repayment in the 2000-2001 federal award year, the most recent federal award year for which ED has published such rates. In recertifying all of our institutions for continued participation in Title IV Programs in July 2003, ED did not place any of our institutions on provisional certification for their FFEL or Perkins cohort default rates. We have recently submitted to ED our institutions’ Perkins cohort default rates for students scheduled to begin repayment in the 2001-2002 federal award year, and all of those rates are less than 15% as calculated by a third party administrator that we use in our Perkins loan program, but those rates have not yet been accepted or published by ED.

      An institution whose Perkins cohort default rate is 50% or greater for three consecutive federal award years loses eligibility to participate in the Perkins program for the remainder of the federal award year in which ED determines that the institution has lost its eligibility and for the two subsequent federal award years. None of our institutions has had a Perkins cohort default rate of 50% or greater for any of the last three federal award years. ED also will not provide any additional federal funds to an institution for Perkins loans in any federal award year in which the institution’s Perkins cohort default rate is 25% or greater. None of our institutions has had its federal Perkins funding eliminated for the last two federal award years for this reason.

      Financial Responsibility Standards. All institutions participating in Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, as well as following a change of control of the institution.

      The most significant financial responsibility measurement is the institution’s composite score, which is calculated by ED based on three ratios:

•	the equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability;

•	the primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

•	the net income ratio, which measures the institution’s ability to operate at a profit.

      ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If ED determines that an institution does not satisfy ED’s financial responsibility standards, depending on its composite score and other factors, that institution may establish its financial responsibility on an alternative basis by, among other things:

•	posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution’s most recently completed fiscal year;

•	posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV Program funds, accepting provisional certification, complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement; or

•	complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement.

      Beginning with our 1999 fiscal year, ED has evaluated the financial condition of our institutions on a consolidated basis based on the financial statements of Universal Technical Institute, Inc., as the parent company. ED’s regulations permit ED to examine the financial statements of Universal Technical Institute, Inc., as the parent company, the financial statements of each institution and the financial statements of any related party.

      Based on its review of the financial statements of Universal Technical Institute, Inc., as the parent company, for our fiscal years 1999, 2000, 2001 and 2002, ED found that we did not have a composite score of 1.5 or higher. Consequently, since November 2000, we have been required to post a letter of credit on behalf of our institutions in favor of ED and to accept provisional certification and additional ED reporting and monitoring procedures, including the submission of monthly financial and performance reports to ED. We currently have posted a letter of credit in the amount of $9.9 million, representing approximately 10% of the total Title IV Program funds received by our institutions in our 2002 fiscal year, as calculated by ED. In addition, all of our institutions are provisionally certified and are required to credit their students’ accounts before requesting and receiving Title IV Program funds on behalf of their students, and two of our institutions are required to file additional reports with ED regarding their receipt of Title IV Program funds. Based on our financial statements for our 2003 fiscal year, our composite score at the level of Universal Technical Institute, Inc. remains below 1.5.

      Return of Title IV Funds. A school participating in Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED or the applicable lending institution in a timely manner, which is generally within 30 days from the date the institution determines that the student has withdrawn.

      If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample, the institution must post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution’s previous fiscal year. Our 2002 fiscal year Title IV compliance audits cited UTI/Texas and MMI for exceeding the 5% late payment threshold. While ordinarily we would be required to post letters of credit for this reason, ED informed us that we were not required to post these additional letters of credit because we had already posted a larger letter of credit as a result of our financial responsibility composite score being less than 1.5. Our 2003 fiscal year Title IV compliance audits did not cite any of our institutions for exceeding the 5% late payment threshold.

      School Acquisitions. When a company acquires a school that is eligible to participate in Title IV Programs, that school undergoes a change of ownership resulting in a change of control as defined by ED. Upon such a change of control, a school’s eligibility to participate in Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution’s application. The time required for ED to act on such an application may vary substantially. ED’s recertification of an institution following a change of control will be on a provisional basis. Our expansion plans are based, in part, on our ability to acquire additional schools and have them certified by ED to participate in Title IV Programs. Our expansion plans take into account the approval requirements of ED and the relevant state education agencies and accrediting commissions.

      Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most state education agencies and our accrediting commission all have standards pertaining to the change of control of schools, but these standards are not uniform. ED’s regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. For a company that is privately held, but not closely held, which is the status of our company prior to the offering, ED’s regulations provide that a change of ownership resulting in a change of control occurs if any person either acquires or ceases to hold at least 25% of the company’s total outstanding voting stock and that person gains or loses actual control of the corporation. With respect to a publicly-traded corporation, which will be the status of our company after the offering, ED regulations provide that a change of control occurs in one of two ways: (a) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change of control or (b) if the corporation has a stockholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own at least 25% of such stock or ceases to be the largest stockholder. These standards are subject to interpretation by ED. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard. Most of the states and our accrediting commission include the sale of a controlling interest of common stock in the definition of a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accrediting commission vary widely.

      We have received confirmation from ED that this offering will not be a change of control under its regulations so long as no person gains or loses control of a 25% ownership interest in Universal Technical Institute, Inc., in connection with the offering. We have also received confirmation from our accrediting commission that this offering will not be a change of control under its standards. We believe that the offering will be a change of control under the standards of the state education agencies in Texas and Illinois, but will not be a change of control under the standards of any other education agencies of states in which our schools are located. As a result, our schools in Texas and Illinois will be required to be reauthorized by their respective state education agencies. We believe that the offering will not affect the ability of those schools to participate in Title IV Programs unless any of those state education agencies fail to reauthorize any of those schools in a timely manner. The failure of any of those schools to re-obtain state authorization would cause that school to lose its eligibility to participate in Title IV Programs. In August 2003, due to reduced state appropriations, the State of Illinois eliminated the positions of all employees in the office of the Illinois state education agency that oversees private business and technical schools, and that office has ceased to function. It is not clear how this action will affect the change of control approval process in Illinois. Due to state budget problems in other states, such as Texas, it is possible that such other states may reduce the number of employees in the state education agencies that authorize our schools or curtail those agencies’ operations, which could affect the change of control approval process in those states. We believe the offering will not affect the ability of our schools in Arizona, California, Florida and North Carolina to continue their participation in Title IV Programs.

      A change of control could occur as a result of future transactions in which our company or schools are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, once we become a publicly-traded company, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares. If a future transaction results in a change of control of our company or our schools, we believe that we will be able to obtain all necessary approvals from ED, our accrediting commission and the applicable state education agencies. However, we cannot assure you that all such approvals can be obtained at all or in a timely manner that will not delay or reduce the availability of Title IV Program funds for our students and schools.

      Opening Additional Schools and Adding Educational Programs. For-profit educational institutions must be authorized by their state education agencies and fully operational for two years before applying to ED to participate in Title IV Programs. However, an institution that is certified to participate in Title IV Programs may establish an additional location and apply to participate in Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and take into account ED’s approval requirements.

      A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, an institution that is eligible to participate in Title IV Programs may add a new educational program without ED approval if that new program leads to an associate level or higher degree and the institution already offers programs at that level, or if that program prepares students for gainful employment in the same or a related occupation as an educational program that has previously been designated as an eligible program at that institution and meets minimum length requirements. If an institution erroneously determines that an educational program is eligible for purposes of Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools. We do not believe that current ED regulations will create significant obstacles to our plans to add new programs.

      Some of the state education agencies and our accrediting commission also have requirements that may affect our schools’ ability to open a new campus, establish an additional location of an existing institution or begin offering a new educational program. We do not believe that these standards will create significant obstacles to our expansion plans.

      Administrative Capability. ED assesses the administrative capability of each institution that participates in Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification as a condition of its participation. One standard that applies to programs with the stated objective of preparing students for employment requires the institution to show a reasonable relationship between the length of the program and the entry-level job requirements of the relevant field of employment. We believe we have made the required showing for each of our applicable programs.

      Other standards provide that an institution may be found to lack administrative capability and be placed on provisional certification if its student loan default rate under the FFEL program is 25% or greater for any of the three most recent federal fiscal years, or if its Perkins cohort default rate exceeds 15% for any federal award year. In recertifying all of our institutions for continued participation in Title IV Programs in July 2003, ED did not find that any of our institutions lacked administrative capability and did not place any of our institutions on provisional certification for their student loan default rates.

      Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments. An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. In November 2002, ED published new regulations, which took effect July 2003, to attempt to clarify this so-called “incentive compensation” law. The new regulations identify twelve compensation arrangements that ED has determined are not in violation of the incentive compensation law, including the payment and adjustment of salaries, bonuses and commissions in certain circumstances. ED’s new regulations do not establish clear criteria for compliance in all circumstances, and ED has announced that it will no longer review and approve individual schools’ compensation plans. Nonetheless, we believe that our current compensation plans are in compliance with the Higher Education Act and ED’s new regulations, although we cannot assure you that ED will not find deficiencies in our compensation plans.

      Eligibility and Certification Procedures. Each institution must apply to ED for continued certification to participate in Title IV Programs at least every six years, or when it undergoes a change of control, and an institution may come under ED review when it expands its activities in certain ways, such as opening an additional location or raising the highest academic credential it offers. ED may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. ED may withdraw an institution’s provisional certification without advance notice if ED determines that the institution is not fulfilling all material requirements. In addition, ED may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change. Provisional certification does not otherwise limit an institution’s access to Title IV Program funds.

      All of our institutions were recertified by ED in July 2003 for continued participation in Title IV Programs through June 2006. All of the recertifications were on a provisional basis, based on our composite score at the parent company level under ED’s financial responsibility formula. In addition, in October 2003, ED informed us that it intends to issue revised certification documents to each of our institutions to clarify that Universal Technical Institute, Inc. is the parent company of all of our institutions and campuses participating in the Title IV Programs.

      Compliance with Regulatory Standards and Effect of Regulatory Violations. Our schools are subject to audits and program compliance reviews by various external agencies, including ED, ED’s Office of Inspector General, state education agencies, student loan guaranty agencies, the U.S. Department of Veterans Affairs and our accrediting commission. Each of our institutions’ administration of Title IV Program funds must also be audited annually by an independent accounting firm, and the resulting audit report submitted to ED for review. If ED or another regulatory agency determined that one of our institutions improperly disbursed Title IV Program funds or violated a provision of the Higher Education Act or ED’s regulations, that institution could be required to repay such funds and could be assessed an administrative fine. ED could also transfer the institution to the reimbursement system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students’ eligibility for Title IV Program funds before receiving such funds from ED. Violations of Title IV Program requirements could also subject us or our schools to other civil and criminal penalties.

      Significant violations of Title IV Program requirements by us or any of our institutions could be the basis for a proceeding by ED to limit, suspend or terminate the participation of the affected institution in Title IV Programs. Generally, such a termination extends for 18 months before the institution may apply for reinstatement of its participation. There is no ED proceeding pending to fine any of our institutions or to limit, suspend or terminate any of our institutions’ participation in Title IV Programs, and we have no reason to believe that any such proceeding is contemplated.

      We and our schools are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by third parties, such as present or former students or employees and other members of the public. If we are unable to successfully resolve or defend against any such complaint or lawsuit, we may be required to pay money damages or be subject to fines, limitations, loss of federal funding, injunctions or other penalties. Moreover, even if we successfully resolve or defend against any such complaint or lawsuit, we may have to devote significant financial and management resources in order to reach such a result.

      Predominant Use of One Lender and One Guaranty Agency. Our students have traditionally received their FFEL student loans from a limited number of lending institutions. For example, in our 2003 fiscal year, one lending institution, Sallie Mae, provided more than 95% of the FFEL loans that our students received. In addition, in our 2003 fiscal year, one student loan guaranty agency, EdFund, guaranteed more than 95% of the FFEL loans made to our students. Sallie Mae and EdFund are among the largest student loan lending institutions and guaranty agencies, respectively, in the United States in terms of loan volume. We do not believe that either one intends to withdraw from the student loan field or reduce the volume of loans it makes or guarantees in the near future. If loans by our primary lender or guarantees by our primary guaranty agency were significantly reduced or no longer available, we believe that we would be able to identify other lenders and guarantors to make and guarantee those loans for our students because the student loan industry is highly competitive and we are frequently approached by other lenders and guarantors seeking our business. If we were not able to timely identify other lenders and guarantors to make and guarantee those loans for our students, that could delay our students’ receipt of their loans, extend our tuition collection cycle and reduce our student population and net revenues.

MANAGEMENT

Executive Officers, Directors and Director Nominee

      Below is information with respect to our executive officers, directors and director nominee.

Name	Age	Position Held

Robert D. Hartman	55	Chairman of the Board
John C. White	55	Chief Strategic Planning Officer and Vice Chairman of the Board
Kimberly J. McWaters	39	Chief Executive Officer, President and Director
Jennifer L. Haslip	38	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
David K. Miller	45	Senior Vice President of Admissions
Roger L. Speer	45	Senior Vice President of Operations
A. Richard Caputo, Jr.(1)(2)	37	Director
Robert F. Cioffi	35	Director
Michael R. Eisenson(1)(2)	48	Director
James A. Hislop(1)(2)	45	Director
John W. Jordan, II	56	Director
Roger S. Penske	66	Director
Kevin P. Knight	47	Director Nominee

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

     Robert D. Hartman has served as our Chairman of the Board since October 1, 2003. From 1990 to September 30, 2003, Mr. Hartman served as our Chief Executive Officer, and from April 2002 to September 30, 2003, Mr. Hartman served as the Co-Chairman of the Board. Mr. Hartman has been a member of our Board since 1985. From 1979 to 1990, Mr. Hartman held several positions with UTI, including Student Services Director, Controller, School Director and President. He was appointed by the Governor of Arizona to the Arizona State Board for Private Post-secondary Education in 1990 and served until 1995. In addition, he has served on the Advisory Council for the Arizona Educational Loan Program, representing the private career school sector. He was founder and former Chairman of the Western Council of Private Career Schools. Mr. Hartman received a BA in General Business from Michigan State University and an MBA in Finance from DePaul University in Chicago.

      John C. White has served as our Chief Strategic Planning Officer and Vice Chairman since October 1, 2003. From April 2002 to September 30, 2003, Mr. White served as our Chief Strategic Planning Officer and Co-Chairman of the Board. From 1998 to March 2002, Mr. White served as our Chief Strategic Planning Officer and Chairman of the Board. Mr. White served as the President of Clinton Harley Corporation (which operated under the name Motorcycle Mechanics Institute and Marine Mechanics Institute) from 1977 until it was acquired by UTI in 1998. Prior to 1977, Mr. White was a marketing representative with International Business Machines Corporation. Mr. White was appointed by the Arizona Senate to serve as a member of the Joint Legislative Committee on Private Regionally Accredited Degree Granting Colleges and Universities and Private Nationally Accredited Degree Granting and Vocational Institutions in 1990. He was appointed by the Governor of Arizona to the Arizona State Board for Private Post-secondary Education, where he was a member and Complaint Committee Chairman from 1993-2001. Mr. White received a BS in Engineering from the University of Illinois. Mr. White is the uncle of David K. Miller, our Senior Vice President of Admissions.

      Kimberly J. McWaters has served as our Chief Executive Officer since October 1, 2003 and a director on our board since 2002. Ms. McWaters has served as our President since 2000. From 1984 to 2000, Ms. McWaters held several positions with UTI, including Vice President of Marketing and Vice President of Sales and Marketing. She is involved with the Women’s Car Care Council, an organization dedicated to the needs of women in the automotive industry. Ms. McWaters received a BS in Business Administration from the University of Phoenix.

      Jennifer L. Haslip has served as our Senior Vice President, Chief Financial Officer, Secretary and Treasurer since 2002. From 1998 to 2002, Ms. Haslip served as our Director of Accounting, Director of Financial Planning and Vice President of Finance. From 1993 to 1998, she was employed in public accounting at Toback CPAs P.C. Ms. Haslip received a BS in Accounting from Western International University. She is a certified public accountant in Arizona.

      David K. Miller has served as our Senior Vice President of Admissions since 2002. From 1998 to 2002, Mr. Miller served as our Vice President of Campus Admissions. From 1979 to 1998, Mr. Miller served in various positions at MMI, including Admissions Representative, Admissions Director and National Director. Mr. Miller joined Motorcycle Mechanics Institute in 1979 as an education representative. He has served on the Board of the Arizona Private School Association and was a team leader for the Accrediting Commission. Mr. Miller received a BS in Marketing from Arizona State University. Mr. Miller is the nephew of John White, our Chief Strategic Planning Officer and Vice Chairman of our Board.

      Roger L. Speer has served as our Senior Vice President of Operations/ Education since 2002. From 1988 to 2002, Mr. Speer held several positions with us, including Director of Graduate Employment at the UTI Phoenix Campus, Corporate Director of Graduate Employment, School Director of the UTI Glendale Heights Campus and Vice President of Operations. Mr. Speer received a BS in Human Resource Management from Arizona State University.

      A. Richard Caputo, Jr. has served as a director on our board since 1997. Mr. Caputo has been a member and senior principal of The Jordan Company, LP, a private merchant banking firm, and its predecessors since 1990. Mr. Caputo is also a director of AmeriKing, Inc. and Safety Insurance Group, Inc. AmeriKing is currently the subject of Chapter 11 proceedings, and prior to commencement of those proceedings, Mr. Caputo was appointed a vice president of that company. Mr. Caputo received a BA in Mathematical and Business Economics from Brown University.

      Robert F. Cioffi has served as a director on our board since 2003. Mr. Cioffi has served as a vice president at GE Equity, a private equity investment company, since 1998. Mr. Cioffi received a BA in Political Science and Economics from the University of Vermont and a MBA from Duke University.

      Michael R. Eisenson has served as a director on our board since 2002. Mr. Eisenson is a managing director and Chief Executive Officer of Charlesbank Capital Partners, LLC, a private investment firm and the successor to Harvard Private Capital Group, which he joined in 1986. Mr. Eisenson is also a director of CCC Information Services Group, Inc., ImmunoGen, Inc., Playtex Products, Inc. and United Auto Group, Inc. He received a BA in Economics from Williams College and a JD and MBA from Yale University.

      James A. Hislop has served as a director on our board since 2002. Mr. Hislop has been President and Chief Executive Officer of Penske Capital Partners, L.L.C., an acquisition and investment company specializing in the transportation and transportation services industries, since 1997. Mr. Hislop is also a director of Penske Corporation and United Auto Group, Inc. Mr. Hislop received a BS in Business Administration from Bucknell University and a MBA from New York University.

      John W. Jordan, II has served as a director on our board since 1997. Mr. Jordan has been a member and managing principal of The Jordan Company, LP since 1982. Mr. Jordan is also a director of AmeriKing, Inc., Carmike Cinemas, Inc., Jordan Industries, Inc. and Kinetek, Inc. (formerly known as Motors & Gears Holdings, Inc.). AmeriKing is currently the subject of Chapter 11 proceedings. He received a BA in Business Administration from the University of Notre Dame.

      Roger S. Penske has served as a director on our board since 2002. Mr. Penske has served as Chairman of the Board and Chief Executive Officer of United Auto Group, Inc., a publicly-traded auto dealer, since 1999. Mr. Penske has also been Chairman of the Board and Chief Executive Officer of Penske Corporation since 1969. Mr. Penske serves as a director of General Electric Company, Delphi Corporation, Home Depot, Inc., CarsDirect.com, Inc. and United Auto Group, Inc.

      Kevin P. Knight has agreed to serve as a director on our board upon completion of this offering. Mr. Knight has served as Chairman of the Board since May 1999 of Knight Transportation, Inc., a short-to-medium haul, dry-van truckload carrier based in Phoenix, Arizona. Mr. Knight has served as Knight Transportation’s Chief Executive Officer since 1993 and has been an officer and director of Knight Transportation since 1990. Mr. Knight has served as Chairman of the Arizona Motor Transport Association and a board member of the American Trucking Association.

      Several members of our management, including Robert D. Hartman, John C. White as well as two of our directors, A. Richard Caputo and John W. Jordan, are also owners and managers of NTT Acquisition Corp. In September 2001, we sold our subsidiary, National Technology Transfer, Inc., to NTT Acquisition Corp. for nominal consideration of $1.00. See “Certain Relationships and Related Transactions — Transactions with Management and Others — NTT Transaction.” We advanced $600,000 to NTT Acquisition Corp. after the sale in exchange for NTT Acquisition Corp’s unsecured promissory note. The loan was made to facilitate the transfer of payroll and related taxes and benefits, and other operating expenses, of National Technology Transfer, Inc. NTT Acquisition Corp. has not made any payments under the promissory note. During 2002, we recorded a full valuation allowance on the promissory note because collection under the note was uncertain.

Our Board of Directors

      Upon completion of this offering, Kimberly J. McWaters, Robert F. Cioffi, James A. Hislop and John W. Jordan, II will resign as directors and our board will consist of five persons. We intend for our board ultimately to consist of seven persons, at least a majority of whom will satisfy the independence requirements of the New York Stock Exchange. Consequently, we intend to appoint two additional directors following completion of the offering.

      Our executive officers are appointed by the board on an annual basis and serve until their successors have been duly elected. There are no family relationships among any of our directors or executive officers, except that John C. White, our Vice Chairman and Chief Strategic Planning Officer, and David K. Miller, our Senior Vice President of Admissions, are uncle and nephew of each other, respectively.

Terms of Directors and Executive Officers

      Each director serves for a term of three years. The terms of office of the members of our board of directors are divided into three classes. Two directors will be appointed following completion of the offering and shall serve as Class I Directors (whose terms expire in 2004), Messrs. Penske and White serve as Class II Directors (whose terms expire in 2005), and Messrs. Caputo, Eisenson and Hartman serve as Class III Directors (whose terms expire in 2006). At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

      Each executive officer is appointed by, and serves at the discretion of, our board of directors.

Committees of the Board

      Currently, our board has an audit committee and a compensation committee. Messrs. Caputo, Eisenson and Hislop serve as members of each of those committees.

      After this offering, our board will designate new committees to assist it with its responsibilities. Those committees are described below.

Audit Committee

      After this offering, our board will designate a new audit committee that will consist of at least three directors, two of whom are expected to be Messrs. Eisenson and Caputo, both of whom serve on our pre-offering audit committee. The two directors to be appointed following completion of this offering are also expected to be members of our new audit committee. Each member of the audit committee will be financially literate at the time such member is appointed. The composition of the audit committee will satisfy the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

      The audit committee will have at least four regular meetings each year. The result of each meeting will be reported at the next regular meeting of our board.

      The audit committee will have the responsibility for overseeing:

•	our accounting and financial reporting processes;

•	the reliability of our financial statements;

•	the effective evaluation and management of our financial risks;

•	our compliance with laws and regulations; and

•	the maintenance of an effective and efficient audit of our financial statements by a qualified independent auditor.

      To fulfill these responsibilities, the audit committee will:

•	be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

•	consider the effectiveness of our disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

•	periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

•	review our accounting policies and practices to ensure they meet the requirements with respect to the FASB, the SEC and the American Institute of Certified Public Accountants;

•	select, evaluate and, if necessary, replace our independent auditors;

•	actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

•	meet with the independent auditors, the internal auditors and senior management to review the scope and methodology of the proposed audit;

•	discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

•	set clear hiring policies with respect to any current or former employees of our independent auditors;

•	review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented; and

•	establish procedures for the receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

Compensation Committee

      After this offering, our board will designate a new compensation committee that will consist of at least three directors. It is currently expected that Messrs. Caputo and Eisenson will serve on the compensation committee after the offering, along with one of the directors appointed following completion of this offering. The composition of the compensation committee will satisfy the independence requirements of the New York Stock Exchange. The nominating and governance committee will recommend to our board nominees for the compensation committee. The compensation committee will meet at least twice during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

•	develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to stockholders;

•	recommend compensation and benefit plans to our board for approval;

•	review and approve annual corporate and personal goals and objectives to serve as the basis for the chief executive officer’s compensation, evaluate the chief executive officer’s performance in light of the goals and, based on such evaluation, determine the chief executive officer’s compensation;

•	determine the annual total compensation for our named executive officers;

•	with respect to our equity-based compensation plans, approve the grants of stock options and other equity-based incentives as permitted under our compensation plans;

•	review and recommend compensation for non-employee directors to our board; and

•	review and recommend employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors, to our board. It is intended that arrangements for change of control benefits for our executive officers will be considered by the compensation committee after this offering.

Nominating and Governance Committee

      After this offering, our board will designate a nominating and governance committee that will consist of at least three directors. It is currently expected that Messrs. Caputo and Penske will serve on the nominating and governance committee along with one of the directors appointed following completion of this offering. The composition of the nominating and governance committee will satisfy the independence requirements of the New York Stock Exchange. The nominating and governance committee will:

•	identify individuals qualified to serve as our directors;

•	recommend qualified individuals for election to our board of directors at annual meetings of stockholders;

•	recommend to our board the directors to serve on each of our board committees; and

•	recommend a set of corporate governance guidelines to our board.

      To fulfill these responsibilities, the nominating and governance committee will:

•	review periodically the composition of our board;

•	identify and recommend director candidates for our board;

•	recommend to our board nominees for election as directors;

•	recommend to our board the composition of the committees of the board;

•	review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

•	review periodically our committee structure and operations and the working relationship between each committee and the board; and

•	consider, discuss and recommend ways to improve our board’s effectiveness.

Director Compensation

      After this offering, each non-employee director will receive a $20,000 annual retainer, an annual award of 1,000 shares of our common stock and $2,500 per board meeting attended in person or by telephone. In addition, each non-employee director will receive reimbursement for out-of-pocket expenses, including travel expenses on commercial flights. Non-employee directors on committees of the board will each receive an additional payment of $1,000 for each committee meeting attended on a day other than the day of a board meeting for which that director has been compensated, subject to a $1,000 per day limit in the event the director participates in multiple committee meetings on the same day. The audit committee chairman will receive an additional $10,000 annual retainer.

Executive Compensation

      The table below sets forth summary information concerning the compensation awarded to our chief executive officer and our four most highly compensated executive officers other than our chief executive officer during 2003. The individuals listed below are referred to in this prospectus as our “named executive officers.”

Summary Compensation Table

				Long-Term
		Annual Compensation		Compensation

				Securities
				Underlying
Name and Principal Position	Year	Salary	Bonus	Options

Robert D. Hartman	2003	$344,834	$393,200	—
Chief Executive Officer and	2002	$260,000	$187,500	—
Co-Chairman of the Board	2001	$260,000	—	—

John C. White	2003	$343,495	$393,200	—
Chief Strategic Planning Officer	2002	$260,000	$187,500	—
and Co-Chairman of the Board	2001	$260,000	—	—

Kimberly J. McWaters	2003	$307,356	$193,200	—
President and Director	2002	$258,654	$268,000	—
	2001	$206,092	$101,250	—

Jennifer L. Haslip	2003	$179,885	$73,750	—
Senior Vice President, Chief	2002	$162,479	$116,250	—
Financial Officer, Treasurer and	2001	$116,474	$50,625	—
Secretary

David K. Miller	2003	$219,385	$55,250	—
Senior Vice President of Admissions	2002	$190,887	$43,896	—
	2001	$180,897	$54,837	—

Option Grants in 2003

      The following table presents information concerning stock options granted during 2003 to our named executive officers who received a grant in 2003.

Potential Realizable
	Individual Grants				Value at
Assumed Rate of
	Number of	Percent of			Stock Price
	Shares	Total Options			Appreciation for
	Underlying	Granted to			Option Term(1)
	Options	Employees	Exercise Price
	Granted	in Year	Per Share	Expiration Date	0%(2)	5%	10%

David K. Miller	32,625	21.7%	$7.31	February 25, 2013	$93,641	$152,532	$242,882

(1)	Amounts reported in these columns represent amounts that may be realized upon exercise of the option immediately prior to the expiration of its term assuming the specified compound rates of appreciation (5% and 10%) in the market value of our common stock over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of this stock option will depend on the future performance of our common stock, the optionholder’s continued employment through the option period, and the date on which the option is exercised.

(2)	The amount reported in this column is the amount by which the fair market value of the shares subject to the option exceeded the aggregate exercise price of the options.

Option Exercises in Last Fiscal Year and Year-End Option Values

      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named officers as of September 30, 2003.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		in-the-Money Options at
	Shares		Options at Year-End		Year-End(1)
	Acquired	Value
	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert D. Hartman	181,936	$3,687,867	—	—	—	—
Chairman of the Board
John C. White	179,616	$3,640,832	—	—	—	—
Chief Strategic Planning Officer and Vice-Chairman of the Board
Kimberly J. McWaters	3,938	$79,831	77,711	233,132	$1,251,409	$3,754,228
Chief Executive Officer, President
Jennifer L. Haslip	—	—	31,084	93,253	$500,564	$1,501,691
Senior Vice President, Chief Financial Officer and Treasurer and Secretary
David K. Miller	15,467	$313,517	—	32,625	—	$430,253
Senior Vice President of Admissions

(1)	There was no public market for our common stock on September 30, 2003. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission, on the basis of the initial public offering price per share of $20.50, less the applicable exercise price.

Employment-Related Arrangements

      Employment Agreements with Robert D. Hartman and John C. White. In April 2002, we entered into employment agreements with Robert Hartman and John White. Under the terms of the employment agreements, Messrs. Hartman and White have agreed to serve as Chief Executive Officer and Co-Chairman of the Board of Directors and Chief Strategic Planning Officer and Co-Chairman of the Board of Directors, respectively. Each of the employment agreements provides for an initial term ending September 30, 2006 and automatically renews successive one-year terms thereafter, subject to at least 90 days advance notice by either party of a decision not to renew the employment agreements. Messrs. Hartman and White are each entitled to receive an annual base salary of $312,500, subject to annual cost of living adjustments.

      Employment Agreement with Kimberly J. McWaters. In April 2002, we entered into an employment agreement with Kimberly McWaters to serve as our President. This agreement provides for an initial term ending March 31, 2005 and automatically renews for successive one-year terms thereafter, subject to at least 90 days advance notice by either party of a decision not to renew the employment agreement. Under the employment agreement, Ms. McWaters is entitled to receive an annual base salary of $280,000, subject to annual cost of living adjustments.

      Employment Agreement with Jennifer Haslip. In November 2003, we entered into an employment agreement with Jennifer Haslip to serve as Chief Financial Officer. This agreement provides for an initial term ending April 1, 2005 and automatically renews for successive one-year terms thereafter, subject to 90 days advance notice by either party of a decision not to renew the employment agreement. Under the employment agreement, Ms. Haslip is entitled to receive an annual base salary of $195,000, subject to annual cost of living adjustments.

      Provisions Common to Each Employment Agreement. Certain provisions are common to each of the employment agreements. For example, each employment agreement:

•	provides that each executive may be paid an annual, performance-based bonus to be determined by our board of directors, in its sole discretion;

•	specifies that each executive is entitled to certain perquisites, including reimbursement of expenses, paid vacations, health and medical reimbursement plan, a car allowance and automobile insurance and such other perquisites and benefits, including health, short- and long-term disability, pension and life insurance benefits for our executives and their families, established from time to time at the sole discretion of our board of directors;

•	provides for our payment of severance compensation and benefits to the executives under certain circumstances, such as when the executive’s employment is terminated by us other than for cause, as defined in the employment agreements, or by the executive if we materially breach the employment agreement or due to the executive’s death or disability; and

•	restricts the employee’s disclosure and use of our confidential information, as defined in the employment agreement, and prohibit the employee from competing with us for a specified period following the termination of employment.

      The board approves the operating budget for a given fiscal year and may award bonuses based upon achievement of established EBIT (earnings before interest and tax) targets. In addition, the board may award bonuses based upon additional factors, including but not limited to extraordinary performance or efforts by individuals, as the board may in its discretion determine from time to time.

      Severance Agreements. It is currently contemplated that we will enter into severance agreements with several of our executive officers or key employees upon the consummation of this offering. Each severance agreement will provide for the payment of severance compensation and other benefits to the employee depending upon the circumstances of their termination of employment, such as if the employee is terminated by us without cause or if the employee leaves for good reason, in each case within 12 months after we have undergone a change in control, as that term is defined in the severance agreement. Each severance agreement, as currently contemplated, will also provide that:

•	as a precondition to our payment of any severance compensation or benefits, the employee must execute a waiver and release that we provide to the employee;

•	the amounts paid to or benefits received by the employee are subject to a downward adjustment so that the total payments to the employee due to a change in control do not constitute an excess parachute payment, as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended, or cause the employee to be required to pay an excise tax under Section 4999 of the Code; and

•	the employee is not required to mitigate any amounts paid or benefits received under the severance agreement by seeking other employment or otherwise.

      As part of the consideration for our payment of the severance payments and benefits, the severance agreement provides that, for a period of 12 months after the termination of employment, the employee covenants not to compete directly or indirectly with us or directly or indirectly solicit, recruit or employ any persons or entities with whom we currently have business relationships, or have had such relationships within the 24 months prior to such solicitation, recruitment or employment.

Existing Stock and Stock Option Plans

      1997 Restricted Stock Plan. Our 1997 restricted stock plan was adopted by the board of directors and became effective in September 1997. A maximum of 1,022,250 shares of common stock may be issued under the plan to employees of our company, or the employees of any subsidiaries of our company, including officers and employee directors, or such employee’s designee. The plan is administered by our board of directors and the compensation committee.

      The term of the awards granted under the plan is set forth in each stock award agreement. Beginning on the date of grant, the participant, as owner of the shares, will have the right to vote his or her shares. If requested, however, the participant must agree to place his or her shares in a voting trust until the shares have vested. Furthermore, all participants must be signatories to the stockholders agreement dated September 30, 1997, as amended. The vesting schedule of all the awards under our 1997 restricted stock plan was accelerated with effect as of September 30, 1999.

      As of September 30, 2003, we have awarded 983,735 shares of our common stock under the plan, all of which are vested. We do not intend to grant any additional awards from the plan.

      Management 1999 Stock Option Program. Our 1999 stock option program was adopted by our board of directors and became effective in September 1999 to provide for the issuance of up to 469,800 shares of common stock. The program is administered by our board of directors and its compensation committee.

      The program provides for the grant of incentive and non-qualified stock options to our employees, including officers and employee directors, and non-qualified stock options to other persons providing material services to our company or related companies. A non-employee director is not eligible to receive an award. Upon cancellation of an award, the optionee either is permitted to exercise all cancelled awards for a reasonable period prior to the effective date of the cancellation or receives reasonable compensation for the value of the cancelled awards. At the request of the board of directors, a committee administers the program and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability of the shares. None of the members of the committee is eligible to receive awards or options under the program.

      The term of the options granted under the program is set forth in each option agreement. The term of an option may not exceed the earlier of ten years and the date on which the optionee ceases to be an employee of, and to perform services for, us and/or related companies. Options granted under the program vest and become exercisable as set forth in each option agreement.

      No incentive stock options under the program may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any further stock options granted during the same year shall be treated as non-qualified stock options.

      As of September 30, 2003, we have issued 469,800 shares of common stock upon the exercise of options granted under the program. No options under the program are outstanding and we do not intend to grant any additional options under the program.

      Management 2002 Stock Option Program. Our 2002 stock option program was adopted by our board of directors and became effective in April 2002. A maximum of 783,000 shares of common stock may be issued under the program, which is administered by our board of directors and its compensation committee.

      The program provides for the grant of incentive and non-qualified stock options to employees of our company and related companies, including officers and employee directors, and non-statutory options to other persons providing material services to our company or related companies. A non-employee director is not eligible to receive an award. None of the members of the committee is eligible to receive awards under the program. Upon cancellation of an award, the optionee either is permitted to exercise all cancelled awards for a reasonable period prior to the effective date of the cancellation or receives reasonable compensation for the value of the cancelled awards, as determined by the committee.

      The term of the options granted under the program is set forth in each option agreement. However, the term of an option may not exceed the earlier of ten years and the date on which the optionee ceases to be an employee of, and to perform services for, our company and/or related companies. Options granted under the program vest over a four-year period and become exercisable as set forth in each option agreement.

      No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any further stock options granted during the same year shall be treated as non-qualified stock options.

      As of September 30, 2003, 759,327 shares of our common stock are issuable pursuant to options granted under the program, at a weighted average exercise price of $4.97 per share, and 23,673 shares remain available for future option grants under the program. The number of shares issuable pursuant to the options as of September 30, 2003 includes an option to purchase 39,150 shares that expired prior to this offering.

New Employee Benefits Plans

      Set forth below is information concerning our benefit plans that will be effective immediately following the consummation of the offering. Under these plans, we propose to pay cash and non-cash compensation, including equity grants, to eligible participants of the plans, including our executive officers.

      2003 Stock Incentive Plan. Upon completion of the offering, a new incentive compensation plan will go into effect, which we refer to in this prospectus as the incentive plan. The incentive plan will be administered by the compensation committee of our board of directors, which committee has the exclusive authority, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance or forfeiture restriction. The compensation committee, however, does not have the authority to waive any performance restrictions for performance-based awards. As used in this prospectus, the term “administrator” means the compensation committee.

Participants. Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee may be selected to participate in the incentive plan. We may award these individuals with one or more of the following:

•	stock options;

•	stock appreciation rights;

•	restricted stock awards;

•	performance shares;

•	performance-based awards; and

•	IPO awards.

Stock options. Stock options may be granted under the incentive plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended (Code), and nonqualified stock options. The option exercise price of all stock options granted under the incentive plan will be determined by the administrator, except that any incentive stock option or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the administrator, but in no event after the tenth anniversary date of grant.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent or by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender. The administrator may also allow a broker-assisted cashless exercise or by any other means that it determines to be consistent with the purpose of the incentive plan and as permitted under applicable law.

Stock appreciation rights (SAR). SAR entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount in cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted stock. A restricted stock award is the grant of shares of our common stock at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance shares. A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Performance-based awards. Grants of performance-based awards enable us to treat restricted stock and performance share awards granted under the incentive plan as “performance-based compensation” under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are “covered employees,” as defined in Section 162(m) of the Code, only covered employees are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

IPO awards. IPO awards are non-qualified stock options granted by the administrator to selected individuals as of the effective date of the offering. The exercise price for these awards is the initial public offering price and will become fully vested as of the first anniversary of the date of grant and will be subject to such other terms and conditions included in a participant’s award agreement.

Shares reserved for issuance. Subject to certain adjustments, we may issue a maximum of 4,430,972 shares of our common stock, including shares of common stock that may be issued upon the exercise of options, under the incentive plan. The maximum number of shares of common stock that may be subject to one or more awards to a participant under the incentive plan during any fiscal year is 1,000,000. The maximum number of shares of common stock payable in the form of performance-based awards to any one participant for a performance period is 1,000,000.

Change of control. The incentive plan provides that all awards granted under the incentive plan will become fully exercisable and all restrictions on awards will lapse if there is a change of control and the optionholder’s employment is terminated without cause by us, or for good reason by the optionholder, within one year of the effective date of the change of control. The term “change of control” under the incentive plan is generally defined to include (1) the acquisition of at least 50% of our voting securities by any person, (2) certain changes in the composition of our board of directors, (3) a merger or consolidation in which our stockholders own less than 50% of the voting securities of the surviving entity, (4) stockholder approval of a liquidation or dissolution of our company and (5) a transfer of all or substantially all of our total assets.

Amendment and termination. The administrator, with the board’s approval, may terminate, amend, or modify the incentive plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the incentive plan after September, 2013.

Adoption by stockholders. The incentive plan has been adopted by the approval of holders of a majority of outstanding shares of our common stock and series D preferred stock.

      2003 Employee Stock Purchase Plan. We plan to sponsor an employee stock purchase plan following the completion of the offering. The new employee stock purchase plan will permit eligible employees (as defined in the employee stock purchase plan) to purchase up to 10% of an employee’s annual base and overtime pay at a price of no less than 85% of the price per share of our common stock either at the beginning or the end of the six-month offering period, whichever is less. The compensation committee of our board of directors will administer the employee stock purchase plan. Our board may amend or terminate the plan. The employee stock purchase plan will comply with the requirements of Section 423 of the Code.

      Deferred Compensation Agreements. We have entered into deferred compensation agreements with seven of our employees, providing for the payment of deferred compensation to each employee in the event that the employee becomes no longer employed by us. Under each agreement, the employee shall receive an amount equal to the compensation the employee would have earned if the employee had repeated the employment performance of the prior twelve months. We will pay the deferred compensation in a lump sum or over the period in which the employee would typically have earned the compensation had the employee been actively employed, at our option. Our total commitment under the deferred compensation agreements was $1.5 million as of September 30, 2003.

      Executive Benefit Plan. We sponsor the Universal Technical Institute Executive Benefit Plan that is designed to attract and retain competent executives and key employees. Under the plan, eligible employees may contribute base pay as well as all or any part of their annual bonus on a tax-deferred basis into the plan. We may elect to make matching contributions on an annual basis. All employee deferrals and employer matches are fully vested when deferred and matched. We also provide eligible employees with individual life insurance coverage at no cost to them. The plan is an unfunded plan and, as such, is exempt from the participation and funding requirements of the Employee Retirement Income Security Act of 1974. As of September 30, 2003, the obligation for deferred compensation under the plan totaled approximately $0.9 million. The plan assets held to fund the deferred compensation liability are included in our financial statements under Other Assets and represent the cash surrender value of life insurance. This value was $0.2 million at September 30, 2003.

401(k) Plan

      We maintain a plan qualified under Section 401(k) of the Internal Revenue Code. Under our 401(k) plan, a participant may contribute a maximum of 50% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit ($12,000 in calendar year 2003). The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of our board of directors, we may make discretionary matching and/or profit-sharing contributions into our 401(k) plan for eligible employees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Consulting Agreement

      In 1997, we engaged in a leveraged recapitalization with the assistance of The Jordan Company, LLC, a New York-based private merchant banking firm that specializes in buying and building companies in partnership with management. In connection with that transaction, we entered into a management consulting agreement with TJC Management Corporation (Jordan Management), an affiliate of The Jordan Company. Jordan Management may be considered an affiliate of our company because Mr. Caputo, one of our directors, is a managing director of The Jordan Company and, prior to the offering, executives of and consultants to The Jordan Company beneficially owned an aggregate of approximately 14.1% of our common stock.

      In April 2002, the management consulting agreement was amended to include Worldwide Training Group, LLC (Worldwide) and Charlesbank Capital Partners, LLC (Charlesbank) as additional “consultants,” as such term is defined in the agreement, in connection with their purchase of our series D preferred stock. Worldwide and Charlesbank may be deemed our affiliates because their beneficial ownership of our common stock prior to the offering, on a converted basis, represents 19.6% and 22.0%, respectively, of our total equity ownership. In addition, Mr. Eisenson, one of our directors, is a managing director and Chief Executive Officer of Charlesbank. Following the offering, Charlesbank is expected to own 14.7% of our common stock. Our board of directors has concluded that Mr. Eisenson will meet the independence requirement set forth in the rules promulgated under the Sarbanes-Oxley Act of 2002 and that Mr. Eisenson qualifies to serve as a member of our audit committee after the completion of the offering.

      Under the management consulting agreement, Jordan Management, Worldwide and Charlesbank render consulting services to us in connection with financial and business affairs, relationships with lenders, stockholders and other third parties, and the expansion of our business. Under the agreement, we are required to pay these consultants an aggregate management fee, in quarterly installments due at the end of each fiscal quarter, equal to the greater of $300,000 or 2.5% of our EBITDA earnings, as defined in the agreement, for our preceding fiscal year.

      In addition to the management fee, the agreement also provides for:

•	an investment banking fee equal to 2% of the value of any assets or stock of ours or other entity acquired or sold by us;

•	a financial consulting fee equal to 1% of the value of any debt or equity financing we consummate; and

•	reimbursement of reasonable out-of-pocket expenses incurred by the consultants and their personnel in providing the services to us.

      Under the management consulting agreement, any payment we make pursuant to the agreement will be divided as follows:

•	with respect to any management fee, 40% to Jordan Management or its assignee, 42% to Worldwide or its assignee and 18% to Charlesbank or its assignee; and

•	with respect to any investment banking fee or financial consulting fee, 40% to Jordan Management or its assignee, 30% to Worldwide or its assignee and 30% to Charlesbank or its assignee.

      The table below sets forth the payments we have made under the management consulting agreement in the prior three fiscal years:

	2001		2002		2003

Jordan Management	$250,000	(1)	$2,348,949	(2)	$314,060	(1)
Worldwide	—		$111,321	(1)	$329,763	(1)
Charlesbank	—		$47,709	(1)	$141,327	(1)

(1)	Reflects fees related to ongoing consulting regarding our financial and business affairs.

(2)	Reflects fees for services rendered from 1998 through 2002, a portion of which were deferred pursuant to an agreement between Jordan Management and us. These fees include $900,000 related to the acquisition of National Technology Transfer, Inc. in 1998, $100,000 related to obtaining a credit agreement amendment in 1999 and $1,348,949 for ongoing consulting services related to financial and business affairs.

     We expect that the management consulting agreement will be terminated in its entirety upon the consummation of the offering and that no investment banking or financial consulting fees will be made pursuant to that agreement as a result of the offering or otherwise. However, prior to completion of the offering, we will pay a management fee, on a pro-rated basis, for the first quarter of our 2004 fiscal year.

Registration Rights Agreement

      As a condition to terminating the amended and restated stockholders’ agreement, we anticipate entering into a registration rights agreement with the following stockholders: (i) JZ Equity Partners plc and The Jordan Company, LLC (collectively, the TJC Shareholders); (ii) Charlesbank Voting Trust, Charlesbank Equity Fund V, Limited Partnership, CB Offshore Equity Fund V, L.P., CB Equity Co-investment Fund V, Limited Partnership and Coyote Training Group, LLC (collectively, the Charlesbank Shareholders), (iii) Worldwide Training Group, LLC; (iv) Whites’ Family Company, LLC and (v) Robert D. Hartman. Pursuant to the registration rights agreement, each of the TJC Shareholders, the Charlesbank Shareholders and Worldwide Training Group, LLC shall have one “demand” registration right. Pursuant to this demand right, at any time after 180 days following the closing of this offering, any of the TJC Shareholders, the Charlesbank Shareholders and Worldwide Training Group, LLC may request that we file a registration statement under the Securities Act of 1933 to cover the restricted shares of our common stock that they own, as long as the aggregate offering price for the proposed transaction to be registered is greater than $25.0 million or represents an offering of at least 10% of our outstanding common stock. Upon receipt of such request, we generally will be required to use our best efforts to effect such registration. We will not be required to effect a requested registration, however, if we have effected one such registration which is still in effect, or if the request is made within 360 days following the effective date of any registered offering we have made to the general public, other than this offering, in which a holder of restricted stock, as defined in the registration rights agreement, shall have been able to effectively register all the restricted stock as to which registration has been requested. We may also delay filing a registration statement or withhold efforts to cause a registration statement to become effective if our board of directors determines in good faith that such registration statement will materially and adversely interfere with or affect the negotiation or completion of any material transaction we are considering or will involve initial or continuing disclosure obligations that are not in our stockholders’ best interests.

      The registration rights agreement also provides for “piggyback” rights with respect to the restricted shares of our common stock held by each of the stockholders party to this agreement, including Robert D. Hartman, our Chairman of the Board, and Whites’ Family Company, LLC, an entity controlled by John White, our Chief Strategic Planning Officer and Vice Chairman. Accordingly, if we propose to register, or are required to register following the exercise of a “demand” registration right as described above, any of our common stock for sale to the public following completion of this offering, we are required to give written notice of our intention to do so to each of the stockholders who is a party to this agreement and to use our best efforts to include in the registration statement the number of restricted shares of our common stock beneficially owned and requested to be registered by such stockholders, subject to reduction of such shares under certain circumstances by an underwriter. If a reduction of shares is necessary, stockholders who request to participate in the registration will do so pro rata based on the numbers of shares held by such stockholders on a fully-diluted basis, except that we will have first priority to register shares of our common stock if we initiate the registration for our own account.

Transactions with Management and Others

      Senior Subordinated Notes Payable by Us. Pursuant to a purchase agreement dated as of January 23, 1998 between us and JZ Equity Partners plc, formerly known as MCIT plc, we issued two senior subordinated notes to JZ Equity Partners plc. These notes were issued in an aggregate principal amount of $15.4 million, bore interest at an annual rate of 13.5% and were due on January 1, 2008. Pursuant to the same purchase agreement, on October 30, 1998 we issued a senior subordinated note in the amount of $4.0 million due October 31, 2006 and bearing an annual interest rate of 13.5%. We repaid these three notes in full, including the associated accrued interest, in April 2002, concurrently with the closing of our series D preferred stock offering. JZ Equity Partners is an investment trust listed on the London Stock Exchange. Its principal business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/ Zalaznick Advisers, Inc., its sole investment adviser and an affiliate of The Jordan Company.

      Subordinated Promissory Notes Payable by Us. In addition to the senior subordinated notes described above, we also issued on September 30, 1997 separate subordinated promissory notes in favor of a group of our officers and employees, including Robert Hartman, John White, Kimberly McWaters, Roger Speer and David Miller, and CHC I, Inc. These notes aggregated $4.0 million in original principal amount, had an annual interest rate of 13.5% and were due on January 31, 2008. CHC I, Inc. is controlled by John C. White. We repaid these notes, including the accrued interests in April 2002, concurrently with the closing of our series D preferred stock offering.

      Loans to and from Insiders. In 1997, we made restricted stock awards to 15 of our employees and officers, including Robert Hartman, Kimberly McWaters, Roger Speer and David Miller, pursuant to our 1997 Restricted Stock Plan. Each of them executed a promissory note in our favor as payment for the restricted shares received. The aggregate principal amount of the notes executed by these four officers was approximately $115,000, plus interest accruing at an annual rate of 6.25%. Robert Hartman, Kimberly McWaters, Roger Speer and David Miller have repaid these notes in full, including all accrued interest.

      In September 1997, we issued a promissory note in the principal sum of approximately $4.0 million in favor of Whites’ Family Company, LLC, an entity controlled by John C. White, at an annual interest rate of approximately 6.6% and due on September, 2023. In August 2003, we repaid this note in full, including all accrued interest. Immediately following this repayment, Whites’ Family Company, LLC remitted to us approximately $4.0 million in satisfaction of the principal amount of, and accrued interest on, a subscription note receivable bearing interest at approximately 6.1%.

      In June 2003, Robert Hartman, Kimberly McWaters, Roger Speer, David Miller and an entity affiliated with John White and the assignee of his options purchased shares of our common stock pursuant to their respective exercises of vested options granted under our Management 1999 Stock Option Program. Each of the optionees executed a note in our favor in payment for their respective shares of our common stock received pursuant to the exercise. The aggregate of the obligations under these notes was approximately $91,000, and interest accrued under these notes at an annual rate of 6.0%. These notes and related interest have been paid in full.

      The Preferred Share Exchange. In addition to the series D preferred stock, we have issued and outstanding shares of our series A preferred stock, series B preferred stock and series C preferred stock, which are held by a total of 20 persons or entities consisting of investors, our employees and officers, including Robert Hartman, John White and Kimberly McWaters. The series A preferred stock, series B preferred stock and series C preferred stock are not convertible by their terms into common stock. We will offer to exchange the outstanding shares of series A, series B and series C preferred stock for shares of our common stock. We plan to redeem all shares of our series A, series B and series C preferred stock that are not exchanged and pay all the accrued and unpaid dividends on all our preferred stock (whether or not exchanged for common stock pursuant to our exchange offer) with the proceeds of the offering. The number of shares of our common stock that will be issued in exchange for each share of the preferred stock is the quotient of the liquidation value of the preferred stock ($1,000) divided by the initial offering price of our common stock in this offering. As a result of the share exchange, Robert Hartman will receive 43,371 shares, John White will receive 214,882 shares and Kimberly McWaters will receive 975 shares of our common stock. Based on the initial public offering price of $20.50 per share, the dollar value of such shares for Robert Hartman, John White and Kimberly McWaters will be $889,106, $4,405,081 and $19,988, respectively. The exchange will be completed pursuant to an exchange agreement between us and the holders of series A, series B and series C preferred stock electing to exchange their shares of preferred stock for shares of our common stock.

      Declaration of Cash Dividend. In September 2003, our board of directors declared, and we paid, a cash dividend on the shares of our common stock payable to the record holders as of August 25, 2003. Charlesbank and Worldwide, the record holders of our series D preferred stock, were entitled to receive, upon conversion, such cash dividend, pro rata and on an as-converted basis, pursuant to certain provisions of the certificate of designation of the series D preferred stock. Our certificate of incorporation was amended to permit the holders of series D preferred stock to be paid the dividend prior to the conversion and simultaneously with holders of our common stock, and the holders of our series A, series B and series C preferred stock consented to such payment. The aggregate amount of the cash dividend was $5.0 million and was paid out among Charlesbank ($1.2 million), Worldwide ($1.0 million), JZEP ($0.7 million), executives of and consultants to The Jordan Company ($0.7 million), Robert D. Hartman ($0.5 million), John C. White ($0.5 million) and other members of our management (approximately $0.3 million, in aggregate) by virtue of their ownership of our common stock.

      NTT Transaction. In June 1998, we acquired National Technology Transfer, Inc. (NTT) and Performance Training Associates, Inc. (PTA), a wholly-owned subsidiary of NTT at the acquisition date. NTT is engaged in technical training that presents hands-on, equipment-intensive training seminars to the maintenance, repair and operations sectors of our industry. PTA organized lecture training seminars in markets similar to those in which NTT is active. The acquisition of NTT and PTA was completed for approximately $50.2 million, comprised of the $37.8 million we borrowed under our senior credit facilities to finance the acquisition, our issuance of a $5.2 million subordinated convertible promissory note payable to the former NTT and PTA shareholder, our issuance of a $5.4 million 60-day note payable to the former NTT and PTA shareholder and $1.8 million in transaction costs. PTA was subsequently merged into NTT. In September of 2001, we sold our interest in NTT to NTT Acquisition Corp. for a nominal consideration of $1.00 because contemplated synergies did not materialize and operating results were less than desired. NTT Acquisition Corp. is owned by certain of our stockholders, including affiliates of The Jordan Company, LLC, such as one of our directors, A. Richard Caputo, and an entity controlled by one of our directors, John W. Jordan, as well as our management, including Robert D. Hartman and John C. White, who serve on our board of directors. We reported the operating results of NTT and the loss on disposal as discontinued operations. In addition, we advanced $0.6 million to NTT Acquisition Corp. subsequent to the sale of NTT, in exchange for a note receivable in order to facilitate the transition of payroll services and the payment of related taxes, benefits and other operating expenses. This note has not been repaid. In 2002, we recorded a full valuation allowance because collection was uncertain.

      Leases. We lease some of our properties from entities controlled by John C. White, our Chief Strategic Planning Officer and Vice Chairman of our board of directors. A portion of the property comprising our Orlando location is occupied pursuant to a lease with the John C. and Cynthia L. White 1989 Family Trust, with the lease term expiring on August 19, 2022. The annual base lease payments for the first year under this lease total approximately $326,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. Another portion of the property comprising our Orlando location is occupied pursuant to a lease with Delegates LLC, an entity controlled by the White

Family Trust, with the lease term expiring on July 1, 2016. The beneficiaries of this trust are Mr. White’s children, and the trustee of the trust is not related to Mr. White. Annual base lease payments under this lease are approximately $680,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. Additionally, we lease two of our Phoenix properties under one lease from City Park LLC, a successor in interest of 2844 West Deer Valley L.L.C. and in which the John C. and Cynthia L. White 1989 Family Trust holds a 25% interest. The lease expires on February 28, 2015, and the annual base lease payments under this lease, as amended, are approximately $463,000, with annual adjustments based on the higher of (i) an amount equal to 4% of the total annual rent for the immediately preceding year or (ii) the percentage of increase in the Consumer Price Index. The table below sets forth the total payments that we made in fiscal 2001, 2002 and 2003 under these leases:

		John C. and Cynthia L. White
	City Park LLC	1989 Family Trust	Delegates LLC

Fiscal 2001	$447,795	$299,597	$404,912
Fiscal 2002	$462,567	$364,508	$644,715
Fiscal 2003	$495,040	$399,901	$796,015

      We believe that the rental rates under these leases approximate the fair market rental value of the properties at the time the lease agreements were negotiated.

      Other Related Party Transactions. In 2000, we engaged a consulting firm for services related to strategic change management. We learned about the consulting firm through Shirley Richard, who was a member of our Advisory Board from 1994 until she joined us in May 2003 as our Senior Vice President, Strategic Change Management. Ms. Richard received approximately $116,400 in 2001 from the consulting firm for services rendered. Ms. Richard has no equity ownership in the consulting firm and has not had any financial relationship with the consulting firm other than that described above.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2003, and as adjusted to reflect the sale of shares in the offering by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of common stock;

•	each of the executive officers identified in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling stockholder.

      To our knowledge, each selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Footnote 1 below provides a brief explanation of what is meant by the term “beneficial ownership.” For the purpose of calculating the percentage of shares beneficially owned by any stockholder, the number of shares of common stock deemed outstanding “prior to offering” reflects or assumes the exchange of 3,673 shares of our series A preferred stock, 1,601 shares of our series B preferred stock and 1,225 shares of our series C preferred stock into an aggregate of 317,006 shares of our common stock and the automatic conversion of all outstanding shares of series D preferred stock into an aggregate of 10,253,797 shares of our common stock and includes shares of common stock subject to options held by beneficial owners that are currently exercisable. This table assumes the over-allotment option granted to the underwriters is not exercised. In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other stockholders. There is not a contractual obligation for these holders of series A, series B and series C preferred to stock exchange their preferred shares for shares of our common stock. Actual results may differ from these estimates under different assumptions or conditions.

      The number of shares of common stock outstanding “After Offering” includes an additional 3,250,000 shares of common stock offered by us in the offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them.

	Before Offering			After Offering

	Number of		Number of	Number of
	Shares of	Percent of	Shares	Shares of	Percent of
	Common Stock	Common Stock	Offered in	Common Stock	Common Stock
	Beneficially	Beneficially	This	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Offering	Owned	Owned

Selling Stockholders:
Charlesbank Voting Trust(2)	5,422,115	22.0%	1,338,938	4,083,177	14.7%
Worldwide Training Group, LLC(3)	4,831,679	19.6	1,192,794	3,638,885	13.1
TJC Voting Trust(4)	3,477,821	14.1	631,604	2,846,217	10.2
JZ Equity Partners plc(5)	3,477,825	14.1	1,086,664	2,391,161	8.6

Directors and Executive Officers:
Robert D. Hartman(6)(7)	2,583,185	10.5	—	2,583,185	9.3
John C. White(6)(8)	2,839,431	11.5	—	2,839,431	10.2
Kimberly J. McWaters(6)(9)	184,822	*	—	184,822	*
Jennifer L. Haslip(6)(10)	31,084	*	—	31,084	*
David K. Miller(6)(11)	103,277	*	—	103,277	*

	Before Offering			After Offering

	Number of		Number of	Number of
	Shares of	Percent of	Shares	Shares of	Percent of
	Common Stock	Common Stock	Offered in	Common Stock	Common Stock
	Beneficially	Beneficially	This	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Offering	Owned	Owned

Roger L. Speer(6)(12)	208,182	*	—	208,182	*
A. Richard Caputo, Jr.(13)	3,477,821	14.1%	631,604	2,846,217	10.2%
Robert E. Cioffi(14)	—	—	—	—	—
Michael R. Eisenson(15)	5,422,115	22.0	1,338,938	4,083,177	14.7
James A. Hislop(16)	4,831,679	19.6	1,192,794	3,638,885	13.1
John W. Jordan, II(17)	3,477,821	14.1	631,604	2,846,217	10.2
Kevin P. Knight(6)	—	—	—	—	—
Roger S. Penske(18)	4,831,679	19.6	1,192,794	3,638,885	13.1
All executive officers and directors as a group (12 persons)	19,662,752	80.4%	—	16,499,416	59.3%

*	Less than 1% of the outstanding common stock.

(1)	“Beneficial ownership” is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Exchange Act, and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person or group has the right to acquire within 60 days after such date.

(2)	Shares beneficially owned prior to the offering consist of 1,246.46395 shares of series D preferred stock with a liquidation value of $19,302.60401 per share that are convertible into 5,422,118 shares of common stock, which will occur concurrently with the closing of the offering. Number of shares to be beneficially owned after the offering consists of 4,083,180 shares which may be transferred to the respective holders of the trust certificates in accordance with the procedures described below. Charlesbank Equity Fund V, Limited Partnership, is the trustee of the voting trust. Charlesbank Capital Partners, LLC is the general partner of Charlesbank Equity Fund V GP, Limited Partnership, which is the general partner of the voting trustee of the voting trust. Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen have shared voting and investment power over 1,246.46395 shares held in the trust. Charlesbank Capital Partners, LLC’s business address is 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210. This voting trust is expected to terminate upon the later of the closing of this offering and the expiration or consummation of the over-allotment option to purchase shares granted to the underwriters in connection with the offering. Upon termination of the voting trust, the voting trustee will require the then outstanding holders of voting trust certificates to surrender the trust certificates in exchange for a stock certificate or certificates representing the number of shares of our common stock. Currently, holders of the trust certificates are as follows: Charlesbank Equity Fund V, Limited Partnership, representing 3,508,185 shares; CB Offshore Equity Fund V, L.P., representing 493,678 shares; Charlesbank Equity Co-investment Fund V, Limited Partnership, representing 50,191 shares Charlesbank Coinvestment Partners, Limited Partnership representing 4,395 shares and Coyote Training Group, LLC, representing 1,365,669 shares.

(3)	Shares beneficially owned prior to the offering consist of 1,110.73097 shares of series D preferred stock convertible into 4,831,679 shares of common stock, which will occur concurrently with the closing of the offering. Number of shares to be beneficially owned after the offering consists of 3,638,885 shares held of record by Worldwide Training Group, LLC. James A. Hislop and Roger Penske have shared voting and investment power over 4,831,679 shares held by Worldwide Training Group, LLC. Worldwide Training Group, LLC purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, Worldwide Training Group, LLC had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Worldwide Training Group, LLC’s business address is 2555 Telegraph Road, Bloomfield, MI 48302.

(4)	Shares beneficially owned prior to the offering consist of 3,477,821 shares of common stock held of record by the voting trust. Shares beneficially owned after the offering consists of 2,846,217 shares which will be transferred to the respective holders of the trust certificates in accordance with the procedures described below. The voting trustees of the TJC Voting Trust are A. Richard Caputo, John W. Jordan and David Zalaznick, who are

principals of The Jordan Company, LP, a private merchant banking firm, with a business address of 767 Fifth Avenue, 48th Floor, New York, New York 10153. This voting trust terminates immediately upon the termination of the amended and restated stockholders agreement, which we anticipate will terminate upon the closing of this offering. Upon termination of the voting trust, the voting trustees, will require the then outstanding holders of voting trust certificates to surrender the trust certificates in exchange for a stock certificate or certificates representing the number of shares of our common stock. Currently, holders of the trust certificates are as follows: John W. Jordan, II, representing 544,714 shares; Jonathan F. Boucher, representing 466,898 shares; A. Richard Caputo, representing 347,782 shares; Adam E. Max, representing 347,782 shares; John R. Lowden, representing 151,815 shares; The Lowden Family Trust, representing 109,021 shares; James E. Jordan Jr. Profit Sharing Plan & Trust, representing 8,694 shares; David Zalaznick, representing 544,714 shares; Douglas J. Zych, representing 52,167 shares; Paul Rodzevik, representing 34,778 shares, and Leucadia Investors, Inc., representing 869,456 shares.

(5)	JZ Equity Partners plc is an investment trust listed on the London Stock Exchange. Its business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/Zalaznick Advisers, Inc., a Delaware corporation based in New York, that is its sole investment advisor. JZ Equity Partners plc is governed by a board of independent directors who have sole voting and investment power over the shares held by JZ Equity Partners plc. JZ Equity Partners plc purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. JZ Equity Partners plc has its business address at 17(a) Curzon Street, London, W1J 5HS England.

(6)	Unless otherwise noted, the business address for each of the executive officers is 20410 N. 19th Avenue, Suite 200, Phoenix, Arizona 85027.

(7)	Includes 217,500 shares of common stock held of record by the Robert D. Hartman and Janice W. Hartman 1998 Charitable Remainder UniTrust, of which Robert D. Hartman and Janice W. Hartman are trustees; 857,472 shares of common stock held of record by Hartman Investments Limited Partnership, of which Robert D. Hartman is the general partner, 43,371 shares of common stock issuable upon the exchange of 889 shares of series B preferred stock held of record by Robert D. Hartman, and 18,844 shares of common stock issuable upon the exchange of 386 shares of series C preferred stock held of record in the UTI Tax-Deferred Trust, of which Mr. Hartman is a trustee. Mr. Hartman has the sole voting and investment power as to 1,489,369 shares and shared voting and investment power as to 1,093,816 shares. Mr. Hartman is Chairman of our Board of Directors.

(8)	Includes 2,624,549 shares of common stock, 214,882 shares of common stock issuable upon the exchange of 3,673 shares of series A preferred stock and 732 shares of series C preferred stock, held of record by Whites’ Family Company, LLC. The White Descendants Trust u/a/d September 10, 1997 is the sole member and manager of Whites’ Family Company, LLC. John C. White is the trustee of the White Descendants Trust u/a/d September 10, 1997 and, as such, Mr. White has sole voting and investment power over these shares. Mr. White is our Chief Strategic Planning Officer and Vice Chairman of the Board of Directors.

(9)	Includes options to purchase 77,711 shares of common stock exercisable by Kimberly J. McWaters, 975 shares of common stock issuable upon the exchange of 20 shares of series B preferred stock held of record by Ms. McWaters, and 18,844 shares of common stock issuable upon the exchange of 386 shares of series C preferred stock held of record in the UTI Tax-Deferred Trust, of which Ms. McWaters is a trustee. Ms. McWaters has sole voting and investment power over 165,978 shares and shared voting and investment power over 18,844 shares. Ms. McWaters is our President and Chief Executive Officer.

(10)	Includes options to purchase 31,084 shares of common stock exercisable by Jennifer L. Haslip, who has sole voting and investment power over these shares. Ms. Haslip is our Chief Financial Officer, Senior Vice President, Treasurer and Secretary.

(11)	Includes 813 shares of common stock issuable upon the exchange of 17 shares of series C preferred stock held of record by David K. Miller. Mr. Miller has sole voting and investment power over all 103,277 shares. Mr. Miller is our Senior Vice President of Admissions.

(12)	Includes option to purchase 31,084 shares of common stock exercisable by Roger Speer, 2,357 shares of common stock issuable upon the exchange of 22 shares of series B preferred stock and 26 shares of series C preferred stock held of record by Mr. Speer. Mr. Speer has sole voting and investment power over 208,182 shares.

(13)	A. Richard Caputo serves on our board of directors and is a managing director of The Jordan Company, LLC. Mr. Caputo’s beneficial ownership includes 3,477,821 shares held by TJC Voting Trust, as previously described in Note (4) above. Mr. Caputo is a voting trustee of the TJC Voting Trust and, as such, has shared voting and investment power over the shares held in the trust. Mr. Caputo’s business address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(14)	Robert F. Cioffi serves on our board of directors and is Vice President of GE Equity. An affiliate of GE Equity indirectly owns 14.7% of our common stock through Worldwide Training Group, LLC. Mr. Cioffi’s business address is 120 Long Ridge Road, Stamford, Connecticut 06927.

(15)	Michael R. Eisenson serves on our board of directors and is a managing director and Chief Executive Officer of Charlesbank Capital Partners, LLC. Mr. Eisenson’s beneficial ownership includes 5,422,115 shares which are attributable to Charlesbank Voting Trust, as previously described in Note (2) above. Mr. Eisenson shares investment and voting power over the shares owned by Charlesbank Voting Trust. Mr. Eisenson disclaims his beneficial ownership, other than the pecuniary interest therein, of all the shares held by Charlesbank Voting Trust. Mr. Eisenson’s business address is Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

(16)	James A. Hislop serves on our board of directors and is President of Worldwide Training Group, LLC and President of Penske Capital Partners, LLC. Mr. Hislop’s beneficial ownership includes 4,831,679 shares held by Worldwide Training Group, LLC, as previously described in Note (3) above. Mr. Hislop has shared voting power and shared investment power over these shares. Mr. Hislop disclaims his beneficial ownership, other than his pecuniary interest therein, of all the shares held by Worldwide Training Group, LLC that may be attributable to him. Mr. Hislop’s business address is One Harmon Plaza, 9th Floor, Secausus, New Jersey 07094.

(17)	John W. Jordan serves on our board of directors. Mr. Jordan’s beneficial ownership includes 3,477,821 shares held by the TJC Voting Trust, as previously described in Note (4) above. Mr. Jordan is a voting trustee of TJC Voting Trust and, as such, has shared voting and investment power over the shares held in the trust. Mr. Jordan’s address is 875 N. Michigan Avenue, #4020, Chicago, Illinois 60611.

(18)	Roger S. Penske serves on our board of directors. Mr. Penske also is Chairman of the Board of Directors of Penske Corporation, United Auto Group, Inc. and Penske Truck Leasing Corporation, all of which have ownership rights in Worldwide Training Group, LLC. Mr. Penske’s beneficial ownership includes 4,831,679 shares of series D preferred stock held by Worldwide Training Group, LLC, as previously described in Note (3) above. Mr. Penske disclaims his beneficial ownership, other than the pecuniary interest therein, of all the shares held by Worldwide Training Group, LLC, that may be attributable to him. Mr. Penske’s business address is 2555 Telegraph Road, Bloomfield Hills, MI 48302.

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

      The following description of the material terms of our capital stock and our amended and restated certificate of incorporation and amended and restated bylaws is only a summary. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of September 30, 2003, there were 3,189 shares of common stock outstanding, which were held of record by 21 stockholders. Prior to or concurrently with the completion of this offering we will effect a 4,350-for-one common stock split and our outstanding shares of series D preferred stock will, in accordance with their terms, be converted into 10,253,797 shares of common stock. In addition, as soon as possible after the consummation of the offering we will consummate an offer to holders of our outstanding shares of our series A preferred stock, series B preferred stock and series C preferred stock to exchange such shares for shares of our common stock at an exchange ratio based upon the price of the common stock in this offering and the liquidation value of their preferred stock and we will redeem in accordance with their terms all shares of our series A, series B and series C preferred stock which are not timely transmitted for exchange. We estimate that 3,673 shares of our series A, 1,601 shares of our series B and 1,225 shares of our series C preferred stock will be tendered for exchange, resulting in our issuance of 317,006 shares of common stock (at the initial public offering price for the common stock of $20.50 per share). Consequently, upon completion of this offering, there will be 27,693,574 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). In determining the amount of series A, series B and series C preferred stock to be exchanged, management has made assumptions based on their best estimate of the amount to be exchanged to common stock by the executive officers, directors and other stockholders. There is not a contractual obligation for these holders of series A, series B and series C preferred stock to exchange their preferred shares for shares of our common stock. Actual results may differ from these estimates under different assumptions or conditions.

      Voting rights. The holders of our common stock are entitled to one vote per share for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

      Dividend rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our senior secured credit facilities currently impose restrictions on our ability to declare dividends with respect to our common stock.

      Liquidation rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including our preferred stock.

      Other matters. The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

      Prior to or concurrently with the completion of this offering, all outstanding shares of our preferred stock will either be converted into shares of our common stock, exchanged for shares of our common stock or redeemed. Consequently, no shares of preferred stock will be outstanding immediately following completion of this offering.

      Our amended and restated certificate of incorporation provides for the authorization of 10,000,000 shares of preferred stock. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated certificate of incorporation. No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Directors’ Exculpation and Indemnification

      Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director, except to the extent otherwise required by the DGCL. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

      We have entered into indemnification agreements with each of our directors and key officers. These indemnification agreements provide that we will indemnify our directors and officers to the fullest extent permitted by law for liabilities they may incur because of their status as directors and officers. These agreements also provide that we will advance expenses to our directors and officers relating to claims for which they may be entitled to indemnification. Upon a potential change of control of our company, our directors and officers may request that we create a trust for their benefit in an amount sufficient to satisfy any expenses that they may reasonably expect to incur in connection with a claim against them. These indemnification agreements also provide that we will maintain directors’ and officers’ liability insurance.

Registration Rights

      We anticipate entering into a registration rights agreement with certain of our stockholders, including JZ Equity Partners plc, TJC Voting Trust, Charlesbank Voting Trust, Worldwide Training Group, LLC, Whites’ Family Company, LLC and Robert D. Hartman. See “Certain Relationships And Related Transactions” for a more detailed summary of the proposed registration rights agreement.

Certain Provisions of Our Certificate of Incorporation and Bylaws

      Provisions with anti-takeover implications. We have opted not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the corporation’s board of directors and/or stockholders in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the proposed business combination did own, 15% or more of the corporation’s voting stock. Rather than being governed by Section 203, we have chosen to adopt a “fair market value” provision to govern “business combinations” with an “interested stockholder.” For the purposes of this provision, the definitions of “business combination” and “interested stockholder” generally correspond to those in Section 203 except that, with regard to the definition of “interested stockholder,” our provision contains only a two-year look-back period for stock ownership and the ownership threshold is only 10%. We believe that the “fair market value” provision not only captures the statutory benefits of Section 203, but also provides the desired certainty concerning transactions involving a “business combination” with an “interested stockholder.”

      Election and removal of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible and with staggered three-year terms. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the vote of a majority of the directors then in office. The classification of our board of directors and the limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company.

      Board meetings. Our amended and restated bylaws provide that special meetings of the board of directors may be called by the chairman of our board of directors, our chief executive officer or by a majority of the directors in office.

      Stockholder meetings. Our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our bylaws further provide that special meetings of the stockholders may only be called by the chairman of our board of directors, by a committee that is duly designated by the board or by resolution adopted by the affirmative vote of the majority of the board of directors.

      Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

      Stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action may be taken only at a duly called annual or special meeting of stockholders of our common stock.

      Cumulative voting. Our amended and restated certificate of incorporation provides that our stockholders shall have no cumulative voting rights.

      Amendment of certificate of incorporation and bylaws. Amendment of the provisions described above in our amended and restated certificate of incorporation generally will require the affirmative vote of a majority of our directors, as well as the affirmative vote of the holders of at least 66 2/3% of our then outstanding voting stock. Our amended and restated bylaws may be amended (i) by the affirmative vote of the majority of our board of directors, (ii) in the case of certain provisions concerning takeovers or changes of control, by the affirmative vote of three-fourths of the directors in office or (iii) on the recommendation of our board of directors, by the affirmative vote of holders of a majority of our then outstanding voting stock.

NYSE Trading

      We have been approved to list our common stock on the New York Stock Exchange under the symbol “UTI.”

Transfer Agent and Registrar

      The transfer agent and registrar issues stock certificates and keeps track of the registered holders of our stock. Our transfer agent and registrar is The Bank of New York.

AMENDED AND RESTATED CREDIT FACILITY

      Following the repayment in full of all borrowings under our term A loan facility and the term B loan facility with a portion of the proceeds of this offering, our senior credit facilities will consist only of a revolving credit facility that allows for aggregate borrowings of $30 million. The revolving credit facility provides for the issuance of letters of credit up to a specified amount for the benefit of ED or any other third party. The amount available under the revolving credit facility is reduced by the amount of outstanding letters of credit. Our wholly-owned subsidiary, UTI Holdings, Inc., is the borrower under the senior credit facilities. UTI Holdings, Inc. is an intermediate holding company that is holding the capital stock of all of our operating subsidiaries. The revolving credit facility expires on March 31, 2007.

      As of September 30, 2003, the revolving credit facility bears interest at a rate equal to LIBOR plus 2.50% to 3.50% or, at our option, the prime rate plus 1.25% to 2.25%, in each case depending on our leverage ratio during the applicable interest period. In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay to the issuers of letters of credit under our senior credit facilities a risk participation fee equal to 2.5% per year on the amount of such letters of credit.

      The obligations of the borrower under the senior credit facilities and the related documents are secured by a first priority lien upon substantially all of the borrower’s assets, including a pledge of substantially all of the common stock of the borrower’s subsidiaries. As of September 30, 2003, there were no outstanding borrowings under the revolving credit facility, there were outstanding letters of credit for approximately $15.6 million issued and outstanding under the facility. Outstanding borrowings under the term A and term B loan facilities totalled $31.5 million at September 30, 2003. We plan to use a portion of the net proceeds of the offering to repay all outstanding borrowings under our term A and term B loan facilities.

      The senior credit facilities contain a number of covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;

•	grant liens or other security interests;

•	make investments;

•	become liable for contingent obligations;

•	make specified restricted payments;

•	dispose of assets or stock of our subsidiaries; or

•	make capital expenditures above a specified aggregate amount.

      In addition, under the senior credit facilities, we are required to comply with specified financial ratios and tests, including minimum fixed charge coverage and interest coverage ratios and maximum leverage ratios, which become more stringent over time. The senior credit facilities also contain customary events of default as well as an event of default in the event that any of our institutions loses any accreditation necessary for Title IV Program eligibility, or the ability of any such institution to participate in the Title IV Programs is cancelled, and such loss or cancellation is not cured within a specified period.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

      Upon completion of this offering, we will have outstanding 27,693,574 shares of common stock. Of these shares, the 7,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

      Assuming the underwriters’ over-allotment option is not exercised, the remaining 20,193,574 shares of common stock that will be held by existing stockholders will be “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. It is currently contemplated that included among these restricted securities will be 18,363,212 shares of common stock owned by a limited number of our stockholders that will be parties to a registration rights agreement with us. That agreement provides certain of the stockholders that are parties to it with the right, after the expiration of the lock-up agreements described in “Underwriting,” to require us to effect the registration of their shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all of our stockholders that are parties to the registration rights agreement will be entitled to include their shares of common stock in that registration. For a description of the registration rights agreement see “Certain Relationships and Related Transactions — Registration Rights Agreement.”

      Taking into account the lock-up agreements described in “Underwriting” and the provisions of Rules 144 and 144(k), the restricted securities will be available for sale in the public market as follows:

Number of Shares	Date

—	After the date of this prospectus.
—	After 90 days from the date of this prospectus.
19,032,359	After 180 days from the date of this prospectus.

      All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described in “Underwriting.” The numbers of shares of common stock listed above do not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of September 30, 2003. Upon completion of the offering, we intend to file a registration statement on Form S-8 with the SEC to register 5,513,972 shares of our common stock reserved for issuance or sale under our incentive stock plans. As of September 30, 2003, there were outstanding options to purchase a total of 759,327 shares of common stock, 152,313 of which were vested. The number of shares issuable pursuant to the options as of September 30, 2003 includes an option to purchase 39,150 shares that expired prior to this offering. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding shares of common stock, or 276,935 shares; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(1)(A)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election in effect.

      This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. The discussion also does not address any tax considerations with respect to shares that are held by partnerships or other pass-through entities.

      Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of shares of common stock.

Dividends

      In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

      Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met.

Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies, or, a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate Tax

      Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated December 17, 2003, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston LLC	3,900,000
Banc of America Securities LLC	1,054,500
Jefferies & Company, Inc.	1,054,500
Thomas Weisel Partners LLC	1,054,500
SunTrust Capital Markets, Inc.	324,000
ThinkEquity Partners LLC	112,500

Total	7,500,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional outstanding shares from them at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.861 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.435	$1.435	$4,663,750	$4,663,750
Expenses payable by us	$0.5846	$0.5846	$1,900,000	$1,900,000
Underwriting Discounts and Commissions paid by selling stockholders	$1.435	$1.435	$6,098,750	$7,713,125

      The representative has informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”), relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except that we may issue shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exchange of preferred shares as described in this prospectus or the exercise of warrants or options, in each case outstanding on the date of this prospectus, or grant employee stock options or purchases by employees pursuant to the terms of a plan in effect on the date of this prospectus and described in this prospectus.

      Our officers, directors, stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. The exercise of options granted to these persons or the conversion or exchange of shares of our series A, series B, series C and series D preferred stock currently outstanding and held by them into shares of our common stock will not be subject to or prohibited by these lock-up agreements.

      The 180-day “lock-up” period during which we and our officers, directors, stockholders and optionholders are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

      The underwriters have reserved for sale at the initial public offering price up to 375,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We intend to apply to list the shares of common stock on the New York Stock Exchange.

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.

      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Bryan Cave LLP, Phoenix, Arizona. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The financial statements as of September 30, 2002 and 2003 and for each of the three years in the period ended September 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Universal Technical Institute, Inc.:

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Universal Technical Institute, Inc. and its subsidiaries at September 30, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 3 to the consolidated financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. In addition, as discussed in Note 3 to the consolidated financial statements, effective July 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity.”

PricewaterhouseCoopers LLP

Phoenix, Arizona
November 21, 2003, except
for paragraph 3 of Note 1
for which the date is
December 12, 2003

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

			Pro Forma
			Shareholders’
	September 30,		Deficit
			September 30,
	2002	2003	2003

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,554	$8,925
Receivables, net	12,527	19,856
Prepaid expenses and other assets	3,197	3,038

Total current assets	29,278	31,819
Property and equipment, net	23,231	27,446
Investment in land	438	71
Goodwill	20,579	20,579
Deferred financing fees, net	2,248	1,300
Other assets	1,112	2,884

Total assets	$76,886	$84,099

Liabilities, Redeemable Preferred Stock and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$16,474	$25,005
Current portion of long-term debt and capital leases	3,016	3,860
Deferred revenue	20,427	25,692
Accrued tool sets	3,241	3,523
Other current liabilities	697	2,979

Total current liabilities	43,855	61,059
Construction liability	2,064	—
Long-term debt and capital leases	46,875	28,014
Subordinated long-term debt	7,011	—
Subordinated long-term related party debt	4,000	—
Mandatory redeemable preferred stock (redemption value of $25,941)	—	25,462
Distributions payable to shareholders	438	71
Other liabilities	4,407	5,484

Total liabilities	108,650	120,090

Commitments and contingencies (Note 13)
Preferred stock, $.0001 par value, 25,000 shares authorized:
Redeemable preferred stock — 19,445 shares issued and outstanding at September 30, 2002 and 2003 (redemption value of $24,774 at September 30, 2002)	20,646	—

Redeemable convertible preferred stock — 2,357 shares issued and outstanding at September 30, 2002 and 2003 and 0 shares issued and outstanding at September 30, 2003 (unaudited) pro forma (redemption value of $47,206 and $50,618 at September 30, 2002 and 2003)	43,749	47,161	$5,118

Shareholders’ deficit:
Common stock, $.0001 par value, 36,975,000 shares authorized, 13,466,495 shares issued and outstanding at September 30, 2002, 13,936,295 shares issued and outstanding at September 30, 2003 (unaudited) and 24,190,093 shares issued and outstanding at September 30, 2003 (unaudited) pro forma	1	1	3
Paid-in capital	—	—	42,040
Accumulated deficit	(95,659)	(83,125)	(83,125)
Treasury stock — 63,510 shares of common stock, $.0001 par value	(15)	—	—
Subscription receivable from officers and directors	(443)	—	—
Subscriptions receivable	(43)	(28)	(28)

Total shareholders’ deficit	(96,159)	(83,152)	$(41,110)

Total liabilities, redeemable preferred stock and shareholders’ deficit	$76,886	$84,099

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended September 30,

	2001	2002	2003

Net revenues	$109,493	$144,372	$196,495
Operating expenses:
Educational services and facilities	59,554	70,813	92,443
Selling, general and administrative	38,332	51,541	67,896

Total operating expenses	97,886	122,354	160,339

Income from operations	11,607	22,018	36,156
Other expense (income):
Interest income	(446)	(508)	(475)
Interest expense	10,336	6,213	3,601
Interest expense related parties	784	549	532
Other expense (income)	—	847	(234)

Total other expense	10,674	7,101	3,424

Income from continuing operations and before income taxes	933	14,917	32,732
Income tax expense	820	5,228	12,353

Income from continuing operations	113	9,689	20,379
Discontinued operations:
Loss from operations, net of taxes	(8,536)	—	—
Loss on sale, net of taxes	(1,316)	—	—

Total discontinued operations	(9,852)	—	—

Net income (loss)	(9,739)	9,689	20,379
Preferred stock dividends	(1,166)	(2,872)	(6,413)

Net income (loss) available to common shareholders	$(10,905)	$6,817	$13,966

Earnings per share — basic:
Income (loss) from continuing operations	$(0.08)	$0.51	$1.03
Discontinued operations:
Loss from operations	(0.63)	—	—
Loss on sale	(0.10)	—	—

Net income (loss) available to common shareholders	$(0.81)	$0.51	$1.03

Earnings per share — diluted:
Income (loss) from continuing operations	$(0.08)	$0.44	$0.79
Discontinued operations:
Loss from operations	(0.63)	—	—
Loss on sale	(0.10)	—	—

Net income (loss) available to common shareholders	$(0.81)	$0.44	$0.79

Weighted average number of common shares outstanding:
Basic	13,402	13,402	13,543

Diluted	13,402	20,244	25,051

Pro forma earnings per share (unaudited):
Basic			$0.84

Diluted			$0.80

Pro forma weighted average number of common shares outstanding (unaudited):
Basic			24,745

Diluted			25,999

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands, except per share amounts)

	Common Stock						Total
			Paid-in	Treasury	Accumulated	Subscriptions	Shareholders’
	Shares	Amount	Capital	Stock	Deficit	Receivable	Deficit

Balance at September 30, 2000	13,466	$1	$101	$(15)	$(91,672)	$(486)	$(92,071)
Net loss	—	—	—	—	(9,739)	—	(9,739)
Dividends on preferred stock	—	—	(101)	—	(1,065)	—	(1,166)

Balance at September 30, 2001	13,466	1	—	(15)	(102,476)	(486)	(102,976)
Net income	—	—	—	—	9,689	—	9,689
Dividends on preferred stock	—	—	—	—	(2,872)	—	(2,872)

Balance at September 30, 2002	13,466	1	—	(15)	(95,659)	(486)	(96,159)
Net income	—	—	—	—	20,379	—	20,379
Exercise of stock options	470	—	108	—	—	(108)	—
Proceeds received on subscription receivable	—	—	—	—	—	566	566
Tax benefit from employee stock option plan	—	—	1,287	—	—	—	1,287
Stock option compensation recorded	—	—	63	—	—	—	63
Dividends on preferred stock	—	—	(1,458)	—	(2,830)	—	(4,288)
Cash dividends:
Preferred Series D @ $901.495 per share	—	—	—	—	(2,125)	—	(2,125)
Common @ $0.207 per share	—	—	—	—	(2,875)	—	(2,875)
Retirement of treasury stock	—	—	—	15	(15)	—	—

Balance at September 30, 2003	13,936	$1	$—	$—	$(83,125)	$(28)	$(83,152)

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,

	2001	2002	2003

Cash flows from operating activities:
Net income (loss)	$(9,739)	$9,689	$20,379
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,532	4,948	6,382
Bad debt expense	1,463	2,681	2,470
Goodwill impairment	3,074	—	—
Tax benefit from option exercise	—	—	1,287
Stock option compensation	—	—	63
Deferred income taxes	214	2,045	484
Write-off of deferred financing fees	—	970	467
Loss on sale of property and equipment	27	232	122
Preferred stock interest expense	—	—	292
Gain on early retirement of debt	—	—	(701)
Loss on sale of discontinued operation	1,316	—	—
Changes in assets and liabilities:
Receivables	(1,765)	(4,910)	(9,799)
Prepaid expenses and other assets	735	(278)	(108)
Other assets	(411)	1,120	(2,012)
Accounts payable and accrued expenses	3,540	619	8,184
Deferred revenue	3,808	5,350	5,265
Accrued tool sets and other current liabilities	1,862	(2,143)	2,564
Other liabilities	296	148	1,077
Discontinued operation	1,811	—	—

Net cash provided by operating activities	10,763	20,471	36,416

Cash flows from investing activities:
Purchase of property and equipment	(5,472)	(11,772)	(11,977)
Proceeds from sale of property and equipment	—	5,869	20
Proceeds from the sale of land	—	—	303
Proceeds from sale of securities	—	123	—

Net cash used in investing activities	(5,472)	(5,780)	(11,654)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs of $3,457 for the year ended September 30, 2002	—	42,043	—
Proceeds from long-term debt borrowings, net of issuance costs of $2,462 for the year ended September 30, 2002	—	16,819	—
Net repayments of line of credit	—	—	—
Repayment of long-term debt borrowings	(5,264)	(39,952)	(18,017)
Repayment of subordinated debt	—	(23,400)	(10,310)
Distribution to stockholders	—	—	(303)
Dividends paid	—	—	(5,000)
Proceeds received from subscriptions receivable	—	—	4,239

Net cash used in financing activities	(5,264)	(4,490)	(29,391)

Net increase (decrease) in cash and cash equivalents	27	10,201	(4,629)
Cash and cash equivalents, beginning of year	3,326	3,353	13,554

Cash and cash equivalents, end of year	$3,353	$13,554	$8,925

Supplemental Disclosure of Cash Flow Information:
Interest paid	$10,195	$6,831	$4,744

Debt issued in lieu of interest	$490	$395	$—

Preferred dividends accrued but unpaid	$1,166	$2,872	$4,288

Taxes paid (received)	$1,269	$(3,088)	$8,177

Training equipment obtained in exchange for services	$1,489	$945	$1,475

Construction in progress financed by construction liability	$—	$2,064	$(2,064)

Equipment financed with capital lease	$58	$—	$—

Exercise of stock options	$—	$—	$108

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

1.     Nature of the Business

Business Description

      We are a provider of post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians. We offer undergraduate degree, diploma and certificate programs at seven campuses and manufacturer-sponsored advanced programs at 22 dedicated training centers. We work closely with leading original equipment manufacturers (OEMs) in the automotive, diesel, motorcycle and marine industries to understand their needs for qualified service professionals.

      The accompanying consolidated financial statements include all the accounts of Universal Technical Institute, Inc. (a Delaware corporation) and each of its wholly-owned subsidiaries (collectively “we” and “our”). All significant intercompany accounts and transactions have been eliminated.

      On November 11, 2003 we approved a 4,350 to 1 stock split of our common shares to be effective immediately prior to the consummation of an initial public offering. All share and per share amounts in the financial statements have been adjusted to reflect the stock split.

2.     Government Regulation and Financial Aid

      Our schools and students participate in a variety of government-sponsored financial aid programs that assist students in paying the cost of their education. The largest source of such support is the federal programs of student financial assistance under Title IV of the Higher Education Act of 1965, as amended, commonly referred to as the Title IV Programs, which are administered by the U.S. Department of Education, or ED. During the years ended September 30, 2001, 2002 and 2003, approximately 67%, 65% and 68%, respectively, of our net revenues were indirectly derived from funds distributed under Title IV Programs.

      To participate in Title IV Programs, a school must be authorized to offer its programs of instruction by relevant state education agencies, be accredited by an accrediting commission recognized by ED and be certified as an eligible institution by ED. For this reason, our schools are subject to extensive regulatory requirements imposed by all of these entities. After our schools receive the required certifications by the appropriate entities, our schools must demonstrate their compliance with the ED regulations of the Title IV Programs on an ongoing basis. Included in these regulations is the requirement that we must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based upon the institutions’ annual audited financial statements, as well as following a change in ownership of the institution. Under regulations which took effect July 1, 1998, ED calculates the institution’s composite score for financial responsibility based on its (i) equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and (iii) net income ratio, which measures the institution’s ability to operate at a profit.

      An institution that does not meet ED’s minimum composite score requirements may establish its financial responsibility as follows:

•	by posting a letter of credit in favor of ED in an amount up to 50% of the Title IV Program funds received by the institution during the institution’s most recently completed fiscal year;

•	by posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received during the institution’s most recent fiscal year, accepting provisional certification,

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement; or

•	by complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED’s standard advance funding arrangement.

      Based on its review of our financial statements for each of our fiscal years since the year ended September 30, 1999, ED found that we did not have a composite score of 1.5 or higher. Consequently, since November 2000, we have been required to post a letter of credit on behalf of our institutions in favor of ED and to accept provisional certification and additional ED reporting and monitoring procedures. At September 30, 2003, we have outstanding a letter of credit in the amount of $7.6 million representing approximately 10% of the total Title IV Program funds received by our institutions in the year ended September 30, 2001, as calculated by ED. This letter of credit was increased to $9.9 million in October 2003. The increase in our required letter of credit is attributable to increased funds received under Title IV Programs. Additionally, we are required to credit students’ accounts before requesting and receiving Title IV Program funds and two of our institutions are required to file additional reports with ED regarding their receipt of Title IV Program funds.

      In addition, based upon our year ended September 30, 2002 Title IV compliance audits of our institutions, it was determined that we exceeded ED’s late refund threshold of 5% at two of our institutions. While ordinarily we would be required to post letters of credit for this reason, ED informed us that we were not required to post these additional letters of credit because we already posted a larger letter of credit as a result of our financial responsibility composite score. Based on our 2003 fiscal year Title IV compliance audits, none of our institutions made late returns of Title IV Program funds in excess of ED’s prescribed threshold for our 2003 fiscal year.

3.     Summary of Significant Accounting Policies

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Universal Technical Institute, Inc. and each of its wholly-owned subsidiaries (collectively “we” and “our”). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

      Net revenues consist primarily of student tuition and fees derived from the programs we provide after reductions for scholarships we sponsor. Tuition and fee revenue is recognized on a pro-rata (straight-line) basis over the term of the course or program offered. If a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. Sales of textbooks and program supplies, revenue related to student housing and other revenue are each recognized as sales occur or services are performed. In aggregate, these additional revenues represented less than 10% of total net revenues in each year in the three-year period ended September 30, 2003. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in the accompanying consolidated financial statements because it is expected to be earned within the twelve-month period immediately following the date on which such liability is reflected in our consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Cash and Cash Equivalents

      We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Financing Fees

      Costs incurred in connection with obtaining financing are capitalized and amortized using the effective interest method over the term of the related debt. Amortization of deferred financing fees was $0.6 million for the year ended September 30, 2001, $1.1 million for the year ended September 30, 2002 and $0.5 for the year ended September 30, 2003. During the fourth quarter of the year ended September 30, 2003, we wrote off an additional $0.5 million related to a partial debt extinguishment.

Property and Equipment

      Property, equipment and leasehold improvements are recorded at cost. Amortization of equipment under capital leases and leasehold improvements is calculated using the straight-line method over the remaining useful life of the asset or term of lease, whichever is shorter. Equipment under capital leases totaled $1.8 million with accumulated amortization of $1.2 million at September 30, 2002 and totaled $1.8 million with accumulated amortization of $1.5 million at September 30, 2003. Depreciation is calculated using the straight-line method over the estimated useful life. The estimated useful life of our training, office and computer equipment ranges from 3 years to 7 years. The estimated useful life of our vehicles is 5 years.

      Depreciation and amortization related to our property and equipment was $3.4 million for the year ended September 30, 2001, $3.8 million for the year ended September 30, 2002 and $5.9 million for the year ended September 30, 2003. Maintenance and repairs are expensed as incurred.

Software Development Costs

      We capitalize certain internal software development costs which are amortized using the straight-line method over the estimated lives of the software (not to exceed 5 years). Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll related costs for employees who are directly associated with the internal software development project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the cost of the acquired businesses over the fair market value of the acquired net assets. We account for our goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which we adopted effective October 1, 2001. Prior to our adoption of SFAS No. 142, we recorded amortization expense of $0.6 million for the fiscal year ended September 30, 2001. In accordance with FAS 142, goodwill is no longer amortized and instead is tested for impairment on an annual basis. We completed our impairment test of goodwill during the fourth quarter of 2002 and 2003 and determined there was no impairment at that time.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      The following table presents a comparison of net income (loss) and earnings per share as if SFAS No. 142 had been adopted at the beginning of the earliest period presented:

	Year ended Sept 30,

	2001	2002	2003

Reported income (loss) from continuing operations	$113	$9,689	$20,379
Add back goodwill amortization, net of taxes	69	—	—

Adjusted income (loss) from continuing operations	$182	$9,689	$20,379

Reported net income (loss) available to common shareholders	$(10,905)	$6,817	$13,966
Add back goodwill amortization, net of taxes	1,257	—	—

Adjusted net income (loss) available to common shareholders	$(9,648)	$6,817	$13,966

Earnings per share — basic:
Reported income (loss) from continuing operations	$(0.08)	$0.51	$1.03
Add back goodwill amortization	0.01	—	—

Adjusted income (loss) from continuing operations	$(0.07)	$0.51	$1.03

Reported net income (loss) available to common shareholders	$(0.81)	$0.51	$1.03
Add back goodwill amortization	0.09	—	—

Adjusted net income (loss) available to common shareholders	$(0.72)	$0.51	$1.03

Earnings per share — diluted:
Reported income (loss) from continuing operations	$(0.08)	$0.44	$0.79
Add back goodwill amortization	0.01	—	—

Adjusted income (loss) from continuing operations	$(0.07)	$0.44	$0.79

Reported net income (loss) available to common shareholders	$(0.81)	$0.44	$0.79
Add back goodwill amortization	0.09	—	—

Adjusted net income (loss) available to common shareholders	$(0.72)	$0.44	$0.79

      Prior to adopting SFAS No. 142, we recorded an asset impairment relative to goodwill which was recorded in connection with the purchase of National Technology Transfer, Inc. (NTT). We assessed the recoverability of NTT goodwill utilizing its undiscounted projected cash flow. Based upon this analysis and due to a weak market response and lower student densities for our training products offered, as well as declining historical and forecasted operating income, we determined that an impairment of our goodwill existed. Accordingly, based upon the excess of the carrying value as compared to the assets, an estimated fair value impairment loss was recorded in the amount of $3.1 million for the year ended September 30, 2001.

Impairment of Long-Lived Assets

      We review the carrying value of our long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with FAS 144, the Company assesses the potential

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

impairment of property and equipment and identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate our long-lived assets for impairment by examining estimated future cash flows. These cash flows are evaluated by using weighted probability techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the asset and charge the impairment as an operating expense in the period in which the determination is made.

Advertising Costs

      Costs related to advertising are expensed as incurred and totaled approximately $5.0 million for the year ended September 30, 2001, $5.7 million for the year ended September 30, 2002 and $7.9 million for the year ended September 30, 2003.

Start-up Costs

      Costs related to the start-up of new campuses are expensed as incurred.

Stock-Based Compensation

      We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of SFAS No. 123,” which defines a fair value based method and addresses common stock and options given to employees as well as those given to non-employees in exchange for products and services. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123:

	Year Ended September 30,

	2001	2002	2003

Net income (loss) available to common shareholders — as reported	$(10,905)	$6,817	$13,966
Add stock-based compensation expense included in reported net income, net of taxes	—	—	39
Deduct total stock-based employee compensation expense determined using the fair value based method, net of taxes	(1)	(72)	(163)

Net income (loss) — pro forma	$(10,906)	$6,745	$13,842

Earnings per share — basic — as reported	$(0.81)	$0.51	$1.03

Earnings per share — diluted — as reported	$(0.81)	$0.44	$0.79

Earnings per shares — basic — pro forma	$(0.81)	$0.50	$1.02

Earnings per share — diluted — pro forma	$(0.81)	$0.44	$0.78

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following table illustrates the assumptions used for grants made during each of the years ended September 30, 2001, 2002 and 2003.

	Year Ended September 30,

	2001	2002	2003

Expected lives	—	5 years	5 years
Risk-free interest rate	—	5.02%	3.25%
Dividend yield	—	—	—
Expected volatility	—	—	—

Income Taxes

      We account for income taxes as prescribed by SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are reduced through the establishment of a valuation allowance at the time, based upon available evidence, if it is more likely than not that the deferred tax assets will not be realized.

Comprehensive Income

      SFAS No. 130, “Reporting Comprehensive Income,” requires that all items that meet the definition of components of comprehensive income be reported in a financial statement for the period in which they are recognized. Components of comprehensive income include revenues, expenses, gains, and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but excluded from net income. There are no differences between our net income, as reported, and comprehensive income, as defined for the periods presented.

Concentration of Risk

      Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and receivables.

      We place our cash and cash equivalents with high quality financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $0.1 million.

      We extend credit for tuition and fees to the majority of our students that are in attendance at our campuses. Our credit risk with respect to these accounts receivable is mitigated through the students’ participation in federally funded financial aid programs unless students withdraw prior to the receipt by us of Title IV funds for those students. In addition, our remaining tuition receivable is primarily comprised of smaller individual amounts due from students throughout the United States.

Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, bad debts, fixed assets, long-lived assets including goodwill, income taxes and contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Fair Value of Financial Instruments

      The carrying value of cash equivalents, accounts receivable and payable, accrued liabilities and deferred tuition approximates their fair value at September 30, 2002 and 2003 due to the short-term nature of these instruments.

      The carrying value of our long-term variable rate debt reflects its fair value as such long-term debt is subject to fees and interest rates, which adjust regularly to reflect current market rates.

      The carrying value of the portion of our long-term debt with stated interest rates reflects its fair value based on current rates offered to us on debt with similar maturities and characteristics.

Earnings per Common Share

      SFAS No 128, “Earnings Per Share,” requires the dual presentation of basic and diluted earnings per share on the face of the income statement and the disclosure of the reconciliation between the numerators and denominators of basic and diluted earnings per share calculations. The following schedule presents the calculation of basic and fully diluted earnings per share from continuing operations:

	Year Ended September 30,

	2001	2002	2003

Basic earnings per share:
Income from continuing operations	$113	$9,689	$20,379
Less preferred stock dividends:
Mandatory redeemable preferred stock	1,166	1,166	876
Redeemable convertible preferred stock	—	1,706	5,537

	1,166	2,872	6,413

Income from continuing operations available to common shareholders	$(1,053)	$6,817	$13,966

Weighted average number of shares	13,402	13,402	13,543

Basic earnings per share	$(0.08)	$0.51	$1.03

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

	Year Ended September 30,

	2001	2002	2003

Diluted earnings per share:
Income from continuing operations	$(1,053)	$6,817	$13,966
Add redeemable convertible preferred stock dividends	—	1,706	5,537
Add convertible promissory note interest expense, net of taxes	—	325	320

Income from continuing operations available to common shareholders	$(1,053)	$8,848	$19,823

Weighted average number of shares:
Basic shares outstanding	13,402	13,402	13,543
Dilutive effect of:
Options related to the purchase of common stock	—	387	667
Convertible promissory note payable	—	1,314	587
Convertible preferred stock	—	5,141	10,254

Diluted shares outstanding	13,402	20,244	25,051

Diluted earnings per share	$(0.08)	$0.44	$0.79

      For the year ended September 30, 2001, the dilutive effect of 18,333 shares related to our convertible debt and 161 shares related to outstanding options was not considered, as the effect would be anti-dilutive.

Pro forma Shareholders Information (unaudited)

      Immediately prior to the consummation of an initial public offering, our outstanding series D redeemable convertible preferred stock will automatically convert into 10,254 shares of common stock. The proforma effects of this transaction are unaudited and have been reflected in the accompanying Pro forma Shareholders Deficit. In addition, as discussed in Note 16, in November 2003, we offered to all holders of our series A, series B and series C preferred stock the ability to exchange their preferred stock for shares of our common stock pursuant to an exchange agreement. The number of shares of common stock that will be issued in exchange for each share of series A, series B and series C preferred stock is equal to the liquidation value of the preferred stock ($1,000 per share) divided by the initial public offering price of our common stock in a completed common stock offering to the public. Because there are no automatic conversion features or contractual obligations for series A, series B or series C preferred stock to convert, we have assumed all series A, series B and series C preferred stock are exchanged into common stock. The estimated maximum number of shares of common stock which will be issued in the exchange is approximately 949 at an initial public stock price of $20.50 per share. Actual results may differ from these estimates under different assumptions or conditions. The pro forma effects of the conversion and exchange of series A, series B, series C and series D preferred stock is unaudited and have been reflected in the pro forma earnings per share information as of September 30, 2003.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

with an exit or disposal activity be recognized when the liability is incurred and should be initially measured at fair value. Under EITF Issue No. 94-3, a liability for such costs is recognized as of the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that we initiated after December 31, 2002. Our adoption of SFAS No. 146 did not have a material effect on our financial condition or results of operations.

      In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. FIN No. 45’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Our adoption of this Interpretation did not have a material impact on our consolidated financial statements or disclosures.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation — An Amendment of SFAS No. 123.” Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. Our adoption of SFAS No. 148 has resulted in expanded disclosure to include the effect of stock-based compensation in interim reporting.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” FIN No. 46 provides guidance on the identification of entities of which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The transitional disclosure requirements of FIN No. 46 are required in all financial statements initially issued after January 31, 2003, if certain conditions are met. Our adoption of this Interpretation did not have a material impact on our consolidated financial statements or disclosures.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Our adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements or disclosures.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting and disclosure requirements for certain financial instruments that, under previous guidance, could be classified as equity. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Upon adoption of SFAS No. 150, effective July 1, 2003, we classified as a liability the redeemable preferred stock series A, series B and series C with a combined carrying value of approximately $25,462. Additionally, effective July 1, 2003 the dividends on these securities were included as a component of interest expense instead of preferred stock dividends in the consolidated statement of operations. SFAS No. 150 prohibits restatements of financial statements for periods prior to adoption, accordingly these changes were made prospectively.

      The following table presents a comparison of net income (loss) as if SFAS 150 had been adopted at the beginning of the earliest period presented:

	Year Ended September 30,

	2001	2002	2003

Reported income from continuing operations	$113	$9,689	$20,379
Less preferred stock dividend for series A, series B and series C preferred stock	(1,166)	(1,166)	(876)

Adjusted income (loss) from continuing operations	(1,053)	8,523	19,503
Less discontinued operations	(9,852)	—	—

Adjusted net income (loss)	(10,905)	8,523	19,503
Less preferred stock dividend for series D preferred stock	—	(1,706)	(5,537)

Net income (loss) available for common shareholders	$(10,905)	$6,817	$13,966

4.	Receivables

      Receivables, net consist of the following:

	September 30,

	2002	2003

Tuition receivables	$13,439	$21,051
Other receivables	664	1,126

Receivables	14,103	22,177
Less allowance for uncollectible accounts	(1,576)	(2,321)

	$12,527	$19,856

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

5.	Property and Equipment

      Property and equipment, net consist of the following:

	September 30,

	2002	2003

Leasehold improvements	$12,485	$14,084
Training equipment	14,571	20,189
Office and computer equipment	7,542	10,848
Internally developed software	1,531	2,369
Vehicles	515	571
Construction in progress	2,485	916

	39,129	48,977
Less accumulated depreciation and amortization	(15,898)	(21,531)

	$23,231	$27,446

      At September 30, 2002, we recorded $2.1 million in construction in progress and its corresponding construction liability related to a build-to-suit lease agreement for a new campus facility.

6.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following:

	September 30,

	2002	2003

Accounts payable	$4,031	$5,059
Accrued compensation and benefits	9,543	13,507
Other accrued expenses	2,900	6,439

	$16,474	$25,005

7.	Investment in Land

      We previously acquired land in Phoenix, Arizona for possible future expansion. We did not make formal plans for the development of the land and have placed the land for sale. The land parcels are valued at the lower of cost or market value less selling costs. In connection with our 1999 recapitalization where we issued additional common stock and our Series C preferred stock, we agreed to distribute any proceeds received from the sale of the land to the participating common shareholders. During the year ended September 30, 2003, we sold certain parcels of the remaining land held for sale. Total proceeds from the sale were $0.3 million and were distributed to our common shareholders. The carrying value of the land was $0.4 million at September 30, 2002 and $0.1 million at September 30, 2003. We also have recorded a corresponding long-term liability in the accompanying Consolidated Balance Sheets to reflect the required distribution payable to shareholders.

8.	Revolving Credit Facility

      Effective March 29, 2002, we restructured our debt in conjunction with the issuance of series D preferred stock (Note 16) and entered into a Second Amendment and Restatement of Credit Agreement

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

(Second Amendment). The Second Amendment increased the borrowing limit under the revolving credit facility from $12.5 million to $20.0 million and increased the limit on letters of credit that may be issued under the revolving credit facility to ED from $5.0 million to the greater of $10.0 million or 10% of Title IV funding not to exceed $15.0 million. There were no outstanding borrowings under the revolving credit facility at September 30, 2002 or September 30, 2003. Total availability under the revolving credit facility was $13.6 million at September 30, 2002 and $14.4 million at September 30, 2003. Outstanding letters of credit to ED were $6.4 million at September 30, 2002 and $7.6 million at September 30, 2003. Outstanding letters of credit to others were $0 at September 30, 2002 and $8.0 million at September 30, 2003. In October 2003, we increased our letter of credit issued to ED to $9.9 million.

      The revolving credit facility matures on March 31, 2007 and is collateralized by a security interest in substantially all the assets of UTI Holdings, Inc., the borrower under our senior credit facilities. UTI Holdings, Inc. is an intermediate holding company that is holding the capital stock of all of our operating subsidiaries. Borrowings under the revolving credit facility bear interest based upon, at our option at the time of the borrowing, LIBOR or an alternative base rate, at the alternate base rate plus 1.50% to 2.25% or LIBOR plus 2.75% to 3.50%, in each case depending on our leverage ratio during the applicable interest period. In addition to paying interest on outstanding principal under the revolving credit facility, we were required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unused commitments at a rate equal to 0.5% per year, and a risk participation fee equal to 2.75% per year to the issuers of letters of credit under our revolving credit facility with respect to the amount of such letters of credit. Interest is payable quarterly. The alternate base rate was 6.5% at September 30, 2002 and 5.25% at September 30, 2003. LIBOR was 4.813% at September 30, 2002 and 3.687% at September 30, 2003.

      The Second Amendment contains certain restrictive covenants, including but not limited to maintenance of certain financial ratios and restrictions on capital expenditures, indebtedness, contingent obligations, investments and certain payments. At September 30, 2002, we were not in compliance with certain restrictive covenants related to permitted indebtedness for which we received a waiver of violation from our lender. At September 30, 2003, we were not in compliance with a non-financial covenant related to financial reporting for which we received a waiver of violation from our lender.

      In July 2003, we further amended our credit agreements. The amendment increased our available borrowing under our revolving credit facility from $20.0 million to $30.0 million, increased the limit for letters of credit issued under the revolving credit facility from the greater of (a) $10,000,000 and (b) an amount, not exceeding $15,000,000, equal to 10% of Title IV funding received by us to the greater of (x) $15,000,000 and (y) an amount, not exceeding $22,500,000, equal to 10% of Title IV funding received by us. The amendment also increased the level of permitted capital expenditures, reduced the interest rate from the alternate base rate plus 1.50% to 2.25% or LIBOR plus 2.75% to 3.5% to the alternate base rate plus 1.25% to 2.25% or LIBOR plus 1.75% to 2.75%, in each case depending on our leverage ratio during the applicable interest period and approved certain restricted cash payments. The amendment changed the calculation of our commitment fee to the lenders with respect to the unused facility, ranging from 0.375% to 0.75% per annum based on the amount of the unused facility. In addition, we are required to pay a risk participation fee which was 2.5% per annum as of September 30, 2003. In connection with the amendment, we were required to repay $15.0 million on our Term B loan facility discussed in Note 9.

9.	Long-Term Debt and Capital Leases

      As discussed in Note 8, in March 2002 we executed the Second Amendment which restructured our revolving credit facility and term loan facilities. The amendment relative to our term loan facilities

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

modified our payment schedules, interest rates and various financial and non-financial covenants. Borrowings under our Term A and Term B loan facilities are collateralized by a security interest in substantially all the assets of UTI Holdings, Inc., the borrower under our senior credit facilities. UTI Holdings, Inc., is an intermediate holding company that is holding the capital stock of all our operating subsidiaries.

      The Term A loan facility requires interest to be paid quarterly at either the alternate base rate plus 1.75% or LIBOR plus 3.0%, at our election at the time of the borrowing, and expires March 31, 2007. The Term B loan facility requires interest to be paid quarterly at either the alternate base rate plus 2.25% or LIBOR plus 3.5%, at our election at the time of the borrowing, and expires March 31, 2009. The Term A and Term B loans required quarterly principal reductions totalling approximately $0.8 million and an additional annual excess cash flow payment, as defined in the agreement, 120 days subsequent to the end of the fiscal year. There is no requirement to make an excess cash flow payment for the year ended September 30, 2003. We may prepay Term A and Term B loan facilities in whole or in part, without penalty.

      As a result of our debt restructuring in April 2002, we incurred additional deferred financing fees of approximately $2.0 million and recognized approximately $1.0 million in other expense related to the write-off of previously recorded and unamortized deferred financing fees.

      Our alternate base rate was 6.5% at September 30, 2002 and 5.25% at September 30, 2003. The LIBOR rate was 4.813% at September 30, 2002 and 3.687% at September 30, 2003. As discussed in Note 8, the Second Amendment contains certain restrictive covenants. At September 30, 2002, we were not in compliance with certain restrictive covenants related to permitted indebtedness for which we received a waiver of violation from our lender. At September 30, 2003, we were not in compliance with a non-financial covenant related to financial reporting for which we received a waiver of violation from our lender.

      At September 30, 2002, we have recorded a construction liability of $2.1 million in connection with a build to suit lease for a new campus facility. We also have various capital leases related to training equipment utilized in our campus classrooms and office equipment. These capital leases bear interest at rates from 6.0% to 14.2% and are collateralized by the underlying equipment.

      As discussed in Note 8, in July 2003, we amended our Second Amendment. In addition to the modifications related to the revolving credit facility, we amended the interest rate applicable to the Term A loan facility and Term B loan facility. The interest rate on the Term A loan facility was amended from the alternate base rate plus 1.5% to 2.25% or LIBOR plus 2.75% to 3.5% to the alternate base rate plus 1.25% to 2.25% or LIBOR plus 2.5% to 3.5%, in each case depending on our leverage ratio during the applicable interest period. The interest rate on the Term B loan facility was amended from the alternate base rate plus 2.0% to 2.75% or LIBOR plus 3.25% to 4.0% to the alternate base rate plus 1.75% to 2.75% or LIBOR plus 3.0% to 4.0%, in each case depending on our leverage ratio during the applicable interest period. In connection with the amendment, we were required to repay $15.0 million on our Term B loan facility.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      Long-term debt and capital leases consist of the following:

	September 30,

	2002	2003

Term A loan facility payable to bank	$19,150	$16,950
Term B loan facility payable to bank	29,850	14,550

	49,000	31,500
Less current portion of long term debt	(2,500)	(3,500)

Long-term debt	46,500	28,000

Capital leases	891	374
Less current portion of capital leases, net of interest	(516)	(360)

Long-term capital leases	375	14

Long-term debt and capital leases	$46,875	$28,014

      Maturities of long-term debt at September 30, 2003 are as follows:

2004	$3,500
2005	4,750
2006	6,250
2007	9,750
2008	7,250
Thereafter	—

$31,500

      Future minimum lease payments under our capital lease agreements at September 30, 2003 are as follows:

Year ending September 30, 2004	$375
2005	11
2006	4
2007	—
2008	—
Thereafter	—

390
Less amount representing interest	16

Present value of minimum lease payments	374
Less current portion, net of interest	(360)

Capital lease obligation, less current portion	$14

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

10.     Subordinated Long-Term Debt

      Subordinated long-term debt at September 30 consists of the following:

2002

Subordinated promissory note payable to shareholder and related party, bearing interest at approximately 6.6%. The note matures on September 30, 2023 and may be prepaid with no penalty	$4,000
Subordinated convertible promissory note payable bearing interest at 8.0%. Payment of interest is due annually on June 30. The note matures on July 30, 2009, and may be prepaid with no penalty	7,011

$11,011

      In August 2003, we negotiated terms for the early payment of the 8.0% subordinated convertible promissory note payable with a face value of $7.0 million. Under the terms of the repayment agreement, we paid $6.3 million with available cash and recognized a gain, included in other expense (income), in the amount of $0.7 million, representing an early payment discount of approximately 10%.

      In August 2003, we repaid, without penalty, the 6.6% subordinated promissory note payable to a shareholder and related party with a face value of $4.0 million.

11.     Income Taxes

      The components of income tax expense (benefit) are as follows:

	Year Ended September 30,

	2001	2002	2003

Current expense (benefit)	$(361)	$1,964	$10,582
Deferred expense (benefit)	1,181	3,264	484
Charge in lieu of taxes attributable to stock option exercise	—	—	1,287

	$820	$5,228	$12,353

Income tax expense (benefit) from continuing operations	$820	$5,228	$12,353
Income tax expense (benefit) from discontinued operations	(544)	—	—

	$276	$5,228	$12,353

      The income tax benefit for the loss on sale of the discontinued operation of $16.4 million was recorded and fully reserved during the year ended September 30, 2001 resulting in an income tax benefit of zero for the period.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      The income tax provision differs from the tax that would result from application of the statutory federal tax rate. The reasons for the differences are as follows:

	Year Ended September 30,

	2001	2002	2003

Income tax expense (benefit) at statutory rate	$317	$5,073	$11,455
Non-deductible preferred stock dividend	—	—	102
Release of tax reserve	—	—	(721)
Nondeductible meals and entertainment	70	68	81
State income taxes, net of federal benefit	241	329	1,449
Other, net	192	(242)	(13)

Total income tax expense (benefit)	$820	$5,228	$12,353

      The components of the deferred tax assets (liabilities) are recorded in the accompanying Consolidated Balance Sheets as follows:

	September 30,

	2002	2003

Gross deferred tax assets:
Compensation not yet deductible for tax	$972	$2,641
Receivable reserves	860	928
Loss reserves and accruals not yet deductible	3,675	2,464
Net operating loss and net capital loss carryovers	16,637	16,592
Valuation allowance	(16,416)	(16,416)

Total gross deferred tax assets	5,728	6,209

Gross deferred tax liabilities:
Amortization of goodwill and intangibles	(2,444)	(2,292)
Depreciation and amortization of property and equipment	(1,705)	(2,570)
Other	(65)	(317)

Total gross deferred tax liabilities	(4,214)	(5,179)

Net deferred tax asset	$1,514	$1,030

      The deferred tax assets are reflected in the accompanying Consolidated Balance Sheets as follows (in thousands):

	September 30,

	2002	2003

Current deferred tax assets, net	$1,142	$875
Noncurrent deferred tax assets, net	372	155

Net deferred tax asset	$1,514	$1,030

      At September 30, 2002 and 2003, we had a valuation allowance of $16.4 million to reduce our deferred tax assets to an amount that management believes is more likely than not to be realized. The valuation allowance primarily relates to a deferred tax asset arising from a capital loss carryforward from

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

the sale of a discontinued business. The utilization of capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1996, as amended. Our capital loss carryforward expires in 2005.

12.     Noncompete and Consulting Agreements

      Effective September 30, 1997, we entered into a management consulting agreement with our largest outside shareholder. Effective April 1, 2002, the management consulting agreement was amended to include all outside shareholders as additional consultants. Under the amended consulting agreement, all outside shareholders render consulting services to us in connection with financial and business matters. The annual management consulting fee is equal to the greater of $0.3 million or 2.5% of a defined earnings measure as described in the agreement. The agreement expires upon the earlier of 90 days prior written notice at anytime after (i) substantially all our stock or assets were sold or (ii) we merge or consolidate with another unaffiliated entity or September 30, 2007, and shall be automatically renewed for successive one-year terms unless a notice of termination is made 60 days prior to the renewal date. We have recorded and paid management consulting fees of $0.4 million for the year ended September 30, 2001, $0.5 million for the year ended September 30, 2002 and $0.8 million in the year ended September 30, 2003. We expect that the management consulting agreement will be terminated upon the consummation of this offering and that no investment banking or financial consulting fees will be made pursuant to that agreement as a result of the offering or otherwise. However, prior to completion of the offering, we will pay a management fee, on a pro-rated basis, for the first quarter of our 2004 fiscal year.

13.     Commitments and Contingencies

Operating Leases

      We lease our facilities and certain equipment under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements to pay other fees associated with the leases. We recognize rent expense on a straight line basis. Two of our campus facilities are leased from a related party. Future minimum rental commitments at September 30, 2003 for all non-cancelable operating leases for each of the years ending September 30 are as follows:

2004	$11,431
2005	12,328
2006	12,271
2007	12,170
2008	12,182
Thereafter	114,004

$174,386

      Rent expense for operating leases was approximately $6.9 million, $8.6 million and $11.0 million for the years ended September 30, 2001, 2002 and 2003, respectively. Rent paid to related parties was approximately $2.2 million, $2.3 million and $1.7 million for the years ended September 30, 2001, 2002 and 2003, respectively.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

Licensing Agreement

      In 1997, we entered into a licensing agreement that gives us the right to use certain materials and trademarks in the development of our courses and delivery of services on our campuses. The agreement was amended in January 2002. Under the terms of the amended license agreement, we are committed to pay royalties based upon a flat per student fee for students who elect and attend the licensed program. Minimum payments of $0.2 million are required for each of the calendar years 2002 through 2004 and minimum payments of $0.3 million are required for the calendar year 2005. A license fee is also payable based upon a percentage of net sales related to the sale of any product which bears the licensed trademark. In addition, we are required to pay a minimum marketing and advertising fee for which in return we receive the right to utilize certain advertising space in the licensor’s published periodicals. The minimum marketing and advertising fee is $0.3 million for calendar years 2002 through 2004 and $0.4 million for the calendar year 2005. The agreement expires December 31, 2005.

      In 1999, we entered into a licensing agreement that gives us the right to use certain materials and trademarks in the development of our courses. Under the terms of the agreement, we are required to pay a flat per student fee for each three week phase a student completes of the total 3 phases offered in connection with this license agreement. There are no minimum license fees required to be paid. The agreement terminates upon the written notice of either party providing not less than six months notification of the intent to terminate. In addition, the agreement may be terminated by the licensor after notification to licensee of a contractual breach if such breach remains uncured for more than 30 days.

      In 2001, we entered into a licensing agreement that gives us the right to use certain trademarks in connection with the development and operation of our campuses and courses. In accordance with the agreement, we have prepaid $1.0 million to be used to satisfy future minimum annual royalties. We are committed to pay royalties based upon net revenue, as defined in the agreement, commencing in calendar year 2001 and ending upon the expiration of the agreement in calendar year 2006. The agreement requires minimum royalty payments of $0.4 million in calendar year 2002 and $0.5 million thereafter. In connection with the royalty agreement, we have recorded royalty expense totalling $0.1 million for the year ended September 30, 2001, $0.4 million for the year ended September 30, 2002 and $1.3 million for the year ended September 30, 2003.

Vendor Relationship

      In 1998, we entered into an agreement with Snap-on Tools. The agreement provides that we may purchase promotional tool kits for our students at a discount from their list price. In addition, we earn credits that are redeemable for equipment we use in our business. Credits are earned on our purchases as well as purchases made by students enrolled at our campuses. We have agreed to provide Snap-on Tools exclusive access to our campuses and display advertising as well as to use Snap-on tools to train our students. The credits earned under this agreement may be redeemed for Snap-on tools or equipment at the full retail list price, which is more than we would be required to pay using cash.

      Students are each promised the receipt of a tool kit upon completing certain coursework. The cost of the tool kits (net of the credit) is accrued during the time period in which the students begin attending school until they have reached the phase in which the promotional tool kits are provided.

      As we have opened new campuses, Snap-on has historically advanced us credits for the purchase of their tools or equipment that support our new campus growth. At September 30, 2002, our net Snap-on liability resulting from using credits in excess of credits earned was $1.0 million, and at September 30, 2003 that liability was $0.7 million.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      Upon termination of the agreement, we continue to earn credits relative to promotional tool kits we purchase or additional tools our active students purchase. We continue to earn these credits until a tool kit is provided to the last student eligible under the agreement.

Executive Employee Agreement

      We have entered into employment contracts with key executives. At September 30, 2003, the future employment contract commitments for such employees were approximately $0.9 million for fiscal year ending September 30, 2004, $0.8 million for fiscal year ending September 30, 2005 and $0.6 million for fiscal year ending September 30, 2006.

Legal

      In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, claims involving students or graduates and routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

14.	Employee Benefit Plans

401(k) Plan

      We sponsor a defined contribution 401(k) plan, under which our employees elect to withhold specified amounts from their wages to contribute to the plan and we have a fiduciary responsibility with respect to the plan. The plan provides for matching a portion of employees’ contributions at management’s discretion. All contributions and matches by us are invested at the direction of the employee in one or more mutual funds. We made contributions totaling approximately $0.2 million for the year ended September 30, 2001, $0.5 million for the year ended September 30, 2002 and $0.7 million for the year ended September 30, 2003.

Deferred Compensation Plan

      We have entered into deferred compensation agreements with seven of our employees, providing for the payment of deferred compensation to each employee in the event that the employee becomes no longer employed by us. Under each agreement, the employee shall receive an amount equal to the compensation the employee would have earned if the employee had repeated the employment performance of the prior twelve months. We will pay the deferred compensation in a lump sum or over the period in which the employee would typically have earned the compensation had the employee been actively employed, at our option. Our commitment under the deferred compensation agreements was approximately $1.5 million as of September 30, 2002 and 2003.

Executive Benefit Plan

      We sponsor the Universal Technical Institute Executive Benefit Plan. The plan provides for the annual deferral of all or part of certain executive bonuses into the plan as well as amounts withheld from executives’ wages, where applicable. We may elect to match contributions on an annual basis. All amounts are fully vested when deferred and matched. The obligation for deferred compensation under the plan was approximately $0.8 million at September 30, 2002 and $0.9 million at September 30, 2003, and is included in Other liabilities in the accompanying Consolidated Balance Sheets. The plan assets held to fund the

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

deferred compensation liability are included in Other assets and represent the cash surrender value of life insurance of $0.2 million at September 30, 2002 and 2003, and $0.5 million of our Series C preferred stock at September 30, 2002 and 2003, respectively (Note 16).

15.	Common Stock

      Holders of our common stock shall be entitled to receive dividends when and as declared by the board of directors. The common stock is not redeemable. The holder of each share of common stock has the right to one vote per share owned. At September 30, 2002 and 2003, we had outstanding related party subscriptions receivable of $0.6 million and $27.6 thousand, respectively.

      In September 2003, our board of directors declared, and we paid, a $5.0 million cash dividend on the shares of our common stock payable to the record holders as of August 25, 2003. The record holders of our Series D preferred stock were entitled to receive, upon conversion, such cash dividend pro rata and on an as-converted basis, pursuant to certain provisions of the certificate of designation of the Series D preferred stock. Our certificate of incorporation was amended to permit the holders of Series D preferred stock to be paid the dividend prior to the conversion and simultaneously with holders of our common stock, and the holders of our series A, series B and series C preferred stock consented to such payment.

16.	Preferred Stock

      Preferred stock consists of the following:

	September 30, 2002

			Accrued and
	Liquidation	Subscriptions	Unpaid	Held by	Transaction	Carrying
	Amount	Receivable	Dividends	UTI Trust	Fees	Amount

Redeemable preferred stock:
Series A	$11,178	$(3,673)	$3,353	$—	$—	$10,858
Series B	4,067	—	1,220	—	—	5,287
Series C	4,200	—	756	(455)	—	4,501

	19,445	(3,673)	5,329	(455)	—	20,646

Redeemable convertible preferred stock:
Series D	45,500	—	1,706	—	(3,457)	43,749

	$64,945	$(3,673)	$7,035	$(455)	$(3,457)	$64,395

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

	September 30, 2003

			Accrued and
	Redemption	Subscriptions	Unpaid	Held by	Transaction	Carrying
	Amount	Receivable	Dividends	UTI Trust	Fees	Amount

Redeemable preferred stock:
Series A	$11,178	$—	$4,024	$—	$—	$15,202
Series B	4,067	—	1,464	—	—	5,531
Series C	4,200	—	1,008	(479)	—	4,729

	19,445	—	6,496	(479)	—	25,462

Redeemable convertible preferred stock:
Series D	45,500	—	5,118	—	(3,457)	47,161

	$64,945	$—	$11,614	$(479)	$(3,457)	$72,623

      We have adopted the provisions of SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective July 1, 2003. Accordingly, we have classified as a liability the redeemable preferred stock series A, series B and series C with a combined carrying value of approximately $25,462. Additionally, effective July 1, 2003, the dividends on these securities were included as a component of interest expense instead of preferred stock dividends in the consolidated statement of operations.

Series A and Series B Preferred Stock

      In January 1998, we issued 11.178 shares of series A preferred stock (Series A) and 4.067 shares of series B preferred stock (Series B), each with a par value of $.0001. The Series A and Series B provide for cumulative annual dividends of 6%, whether or not declared, payable on June 30 of each year. The Series A and Series B are subject to mandatory redemption on March 31, 2010 and October 15, 2017, respectively. The liquidation value is equal to one thousand dollars per share. The redemption value is equal to the liquidation value plus accrued and unpaid dividends.

      In August 2003, we collected, in its entirety, the subscription receivable from a shareholder and related party with a face value of approximately $3.7 million.

      In November 2003, we offered to all holders of Series A and Series B preferred stock the ability to exchange their preferred stock for shares of our common stock pursuant to an exchange agreement. The number of shares of our common stock that will be issued in exchange for each share of the preferred stock is equal to the liquidation value of the preferred stock ($1,000 per share) divided by the initial public offering price of our common stock in a completed common stock offering to the public.

Series C Preferred Stock

      In September 1999, in conjunction with a recapitalization transaction, we issued 4.200 shares of series C preferred stock (Series C) with a par value of $.0001. The stock was recorded at its fair value on the date of issuance. The Series C provides for cumulative annual dividends of 6%, whether or not declared, payable on September 30 of each year. The Series C is subject to mandatory redemption on March 31, 2010. The liquidation value is equal to one thousand dollars per share. The redemption value is equal to the liquidation value plus accrued and unpaid dividends.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      In November 2003, we offered to all holders of Series C preferred stock the ability to exchange their preferred stock for shares of our common stock pursuant to an exchange agreement. The number of shares of our common stock that will be issued in exchange for each share of the preferred stock is equal to the liquidation value of the preferred stock ($1,000 per share) divided by the initial public offering price of our common stock in a completed common stock offering to the public.

      We own the UTI Tax-Deferred Trust (UTI Trust), which was set up to facilitate the provision of deferred compensation to our executives (Note 14). The UTI Trust held .386 shares of Series C at September 30, 2002 and 2003. The carrying value of these shares, including accrued and unpaid dividends, was $0.5 million at September 30, 2002 and 2003 and is reflected as a reduction of the total carrying value of Series C in the accompanying Consolidated Balance Sheets.

Series D Preferred Stock

      In April 2002, in conjunction with a recapitalization transaction, we issued 2.357 shares of $.0001 par value convertible Series D preferred stock (Series D) for aggregate gross proceeds of $45.5 million. The Series D was recorded at $42.0 million, net of its issuance costs of $3.5 million. The Series D provides for annual dividends of 7.5% which shall be cumulative, whether or not declared, payable on September 30 of each year. Series D is convertible on a one for one basis and redeemable, at the holder’s option, upon a change in control. Pursuant to the certificate of designation, a change of control occurs if, among other things, (i) we sell all or substantially all of our assets; (ii) we are not the surviving entity after a merger or consolidation with an unaffiliated party or our stockholders, immediately before a merger or consolidation, no longer own at least the majority of the common stock of the surviving entity; or (iii) any person or entity becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our outstanding capital stock, as more particularly described in the certificate of designation. Series D converts automatically into shares of common stock upon a qualified initial public offering, as that term is defined in the certificate of designation.

      In September 2003, we amended our Certificate of Incorporation to accelerate the payment to our Series D preferred stockholders of their proportional share of common stock dividends that they would receive upon the conversion of the Series D preferred stock into common stock. Accordingly, we distributed additional dividends totalling $2.1 million to our Series D preferred shareholders in September 2003.

Ranking, Liquidation Preference and Voting Rights

      The Series A, Series B and Series C (Senior Stock) rank senior to, and have preference and priority with respect to any payment of any dividend or distribution on, the Series D, the common stock or any other shares of our capital stock. The Series D ranks senior to, and has preference and priority with respect to any payment of any dividends or distribution on, the common stock or any other shares of our capital stock (other than the Senior Stock). All capital stock ranking junior to the Series D is referred to as Junior Stock.

      Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of shares of Series D then outstanding shall be entitled to be paid out of our assets available for distribution to our shareholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any Senior Stock (liquidation value per share plus any accrued and unpaid dividends), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the liquidation value per share plus any accrued and unpaid dividends thereon.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      If upon such liquidation, our assets are not sufficient to permit payment in full of the liquidation value (plus any accrued and unpaid dividends) of the Series A, Series B, Series C and Series D, our entire assets are to then be distributed ratably among the holders of such stock.

      The Series A, Series B and Series C do not carry voting rights. The holders of outstanding shares of Series D are entitled to vote together with the holders of shares of common stock, as a single class, on all matters on which holders of common stock are entitled to vote, with each share of Series D voting on an as-if-converted basis.

17.	Shareholders Agreement

      Our shareholders have entered into an agreement setting forth certain rights and restrictions relating to ownership of our securities. This agreement restricts the transfer of stock without our prior written consent. Further restrictions exist upon employee termination or retirement. In cases of involuntary termination for cause and voluntary termination, we may elect to repurchase (call) all of the stock owned by the shareholder. Upon retirement or involuntary termination other than for cause, the shareholder may elect to have us repurchase (put) all shares owned. In all instances, except involuntary termination other than for cause, the call or put price shall be an amount equal to the greater of (i) one-half of the fair market value or (ii) cost; however, upon execution by the selling shareholder of a non-competition agreement, the call or put price shall be an amount equal to the fair market value of the stock. Upon involuntary termination other than for cause, the put price will be equal to the fair market value of the stock. In all instances, the fair market value is to be determined by our board of directors.

      The agreement also grants shareholders a right to purchase stock being offered by a selling shareholder, based upon their pro rata ownership basis. The selling shareholder must also require certain buyers to irrevocably offer to other shareholders the right to acquire additional shares of stock, subject to a specified formula.

      These restrictions shall terminate upon the closing of a Public Offering (as defined in the stockholders agreement) or execution of a registration rights agreement.

18.	Employee Stock Plans

Restricted Stock Plan

      We adopted a Restricted Stock Plan (Stock Plan) pursuant to which eligible participants may receive an award of restricted common stock (Restricted Stock). In January 1998, 1,022 shares of Restricted Stock were issued to certain of our executives and managers in exchange for 6.25% subscription notes receivable due January 31, 2009. Effective September 30, 1999, we vested all shareholders. There were 984 shares outstanding under the Stock Plan at September 30, 2002 and 2003. Subscription notes receivable related to these shares totaled $0.2 million for the years ended September 30, 2002 and $27.6 thousand for the year ended September 30, 2003.

Management Stock Option Plans

      We have two stock option plans, which we refer to as the Management 1999 Option Program (1999 Plan) and the Management 2002 Option Program (2002 Plan).

      On September 30, 1999, we granted non-qualified options to purchase 470 shares of common stock at an exercise price of $0.23 per share, the fair market value of our common stock as of that date. All grants were immediately vested. In June 2003, all outstanding options issued under the 1999 Plan were exercised

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

by tender of 6% subscription notes receivable which were repaid in August 2003. The exercise of the non-qualified options generated a tax savings of approximately $1.3 million relative to the additional compensation expense we are required to report to the Internal Revenue Service.

      The 2002 Plan was approved and adopted on April 1, 2002 and authorized the issuance of options to purchase 746 shares of our common stock. Options to acquire 609 shares were granted on April 1, 2002 at an exercise price of $4.40 per share, the fair market value of our common stock as of that date. On February 25, 2003, our board of directors authorized an additional 37 shares to be issued under options to purchase our common stock and granted options on an additional 150 shares at an exercise price of $7.31 per share, which is less than the fair market value at that date. Options vest ratably each year over a four-year period.

      The expiration date of options granted under these plans is the earlier of the ten-year anniversary of the grant date; the one-year anniversary of the termination of the participant’s employment by reason of death or disability; thirty days after the date of the participant’s termination of employment if caused by reasons other than death, disability, cause, material breach or unsatisfying performance; or on the termination date if termination occurs for reasons of cause, material breach or unsatisfactory performance.

      The weighted average remaining contractual life for the 1999 Plan was 7 years and 0 years as of September 30, 2002 and 2003, respectively. The remaining average contractual life for the 2002 Plan was 9.5 years and 9.0 years as of September 30, 2002 and 2003, respectively.

      The following table summarizes stock option activity for 2002 and 2003:

	Year Ended		Year Ended
	September 30, 2002		September 30, 2003

	Stock	Weighted Average	Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	470	$0.23	1,079	$2.48
Granted	609	4.40	150	7.31
Exercised	—	—	(470)	0.23

Outstanding, end of year	1,079	$2.58	759	$4.97
Exercisable, end of year	470	$0.23	152	$4.40

19.     Discontinued Operations

      On September 29, 2001, our board of directors authorized a Stock Purchase Agreement between us and NTT Acquisition Corp. by which we sold NTT for nominal consideration of $1.00, which was our estimate of NTT’s fair market value. Certain of NTT Acquisition Corp. shareholders are also our shareholders. We reported the operating results of NTT and the loss on disposal as discontinued operations for all periods in the accompanying Consolidated Statements of Operations. At September 30, 2001, we recorded a loss on the sale of NTT of approximately $1.3 million.

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

      Our historical Consolidated Statements of Operations have been adjusted to show the results of the discontinued operations separately. The results of the discontinued operations for the year ended September 30, 2001 consist of the following:

Net revenues	$25,224
Program expenses	11,785
Selling, general and administrative	19,450
Goodwill impairment	3,074

Loss from operations	(9,085)
Interest income	5

Loss before taxes	(9,080)
Income tax benefit	544

Loss from discontinued operations	$(8,536)

      We advanced funds to NTT Acquisition Corp. subsequent to the sale of NTT in exchange for a note receivable in the amount of $0.6 million. This note has not been repaid. During the year ended September 30, 2002, we recorded a full valuation reserve because collection was uncertain.

20.     Segment Information

      We follow SFAS No. 131, “Disclosures about segments of an Enterprise and Related Information.” SFAS 131 establishes standards for the way that public business enterprises report certain information about operating segments in their financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in assessing performance of the segment and in deciding how to allocate resources to an individual segment. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

      Our principal business is providing post-secondary education. We also provide manufacturer-specific training, and these operations are managed separately from our campus operations. These operations do not currently meet the quantitative criteria for segments and therefore are not deemed reportable under SFAS No. 131 and are reflected in the Other category. Corporate expenses are allocated to Post-Secondary Education and the Other category.

      Summary information by reportable segment is as follows as of and for the years ended September 30:

	2001

	Post-
	Secondary
	Education	Other	Total

Net revenues	$99,852	$9,641	$109,493
Operating income (loss)	$12,639	$(1,032)	$11,607
Depreciation and amortization	$4,291	$241	$4,532
Goodwill	$20,579	$—	$20,579
Assets	$58,604	$4,482	$63,086

UNIVERSAL TECHNICAL INSTITUTE, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except per share amounts)

	2002

	Post-
	Secondary
	Education	Other	Total

Net revenues	$132,607	$11,765	$144,372
Operating income (loss)	$23,329	$(1,311)	$22,018
Depreciation and amortization	$4,622	$326	$4,948
Goodwill	$20,579	$—	$20,579
Assets	$73,227	$3,659	$76,886

	2003

	Post-
	Secondary
	Education	Other	Total

Net revenues	$182,610	$13,885	$196,495
Operating income (loss)	$36,030	$126	$36,156
Depreciation and amortization	$5,964	$418	$6,382
Goodwill	$20,579	$—	$20,579
Assets	$80,195	$3,904	$84,099

21.     Unaudited Quarterly Financial Summary

	2002

	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year

Net revenue	$34,405	$35,483	$35,540	$38,944	$144,372
Income from operations	$6,249	$6,096	$4,766	$4,907	$22,018
Net income available to common shareholders	$2,355	$2,374	$557	$1,531	$6,817
Income per share:
Basic	$0.18	$0.18	$0.04	$0.11	$0.51
Diluted	$0.16	$0.16	$0.04	$0.10	$0.44

      The summation of quarterly net income per share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis where securities may have an anti-dilutive effect during individual quarters but not for the full year.

	2003

	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year

Net revenue	$45,374	$47,358	$48,910	$54,853	$196,495
Income from operations	$8,240	$9,482	$9,171	$9,263	$36,156
Net income available to common shareholders	$3,501	$4,257	$3,948	$2,260	$13,966
Income per share:
Basic	$0.26	$0.32	$0.29	$0.16	$1.03
Diluted	$0.18	$0.21	$0.20	$0.16	$0.79

      The summation of quarterly net income per share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis where securities may have an anti-dilutive effect during individual quarters but not for the full year.

UNIVERSAL TECHNICAL INSTITUTE, INC.

AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Beginning			Ending
	Balance	Additions	Reductions	Balance

Allowance accounts for the years ended:

September 30, 2001
Uncollectible accounts receivable	$2,300	2,259	3,011	$1,548
Deferred tax asset valuation	$—	16,416	—	$16,416

September 30, 2002
Uncollectible accounts receivable	$1,548	2,465	2,437	$1,576
Deferred tax asset valuation	$16,416	—	—	$16,416

September 30, 2003
Uncollectible accounts receivable	$1,576	2,470	1,725	$2,321
Deferred tax asset valuation	$16,416	—	—	$16,416

7 Campus Sites
22 Manufacturer-Specific Advanced Training Sites
Corporate Office

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